UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

CONEXEU SCIENCES INC.

(Name of Issuer)

50 West Liberty Street, Suite 880
Reno, Nevada, 89501, USA
www.conexeu.com

(Physical Address & Website of Issuer)

Nevada	Corporation	November 2, 2022
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees: **5**

	Fiscal Year-End October 31, 2025	Fiscal Year-End October 31, 2024
Total Assets	$ 7,688,711	$ 533,940
Cash & Cash Equivalents	$ 4,808,965	$ 314,616
Accounts Receivable	$ 0.00	$ 0.00
Short-Term Debt	$ 3,722	$ 7,912
Long-Term Debt	$ 0.00	$ 98,117
Revenues/Sales	$ 0.00	$ 0.00
Cost of Goods Sold	$ 0.00	$ 0.00
Taxes Paid	$ 0.00	$ 0.00
Net Income (Loss)	$ (3,923,557)	$ (471,867)

February 27, 2026

CONEXEU SCIENCES INC.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Conexeu Sciences Inc., a Nevada corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The company filing this Form C-AR for an offering made in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file an annual report with the Commission and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2. the Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3. the Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has total assets that do not exceed $10,000,000;
4. the Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

The Company has certified that all of the following statements are TRUE:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act.
4. The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding.
5. The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFERING OF SECURITIES.

COMPANY SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C-AR. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C-AR carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends October 31st.

Conexeu Sciences Inc.
50 West Liberty Street, Suite 880
Reno, Nevada, 89501, USA
www.conexeu.com

Introduction

The Company is an early-stage medical device company focused on building a new class of collagen-based regenerative tissue products. The Company was incorporated on November 2, 2022 under the *Business Corporations Act* (British Columbia) and was continued out of British Columbia and domesticated into the State of Nevada under the laws of the State of Nevada on April 10, 2025. The Company's only device candidate is the CXU™ scaffold device candidate, which is in preclinical development and has not been approved or cleared for marketing in any jurisdiction. The Company is conducting preclinical research and preparing for regulatory engagement to evaluate potential use in wound care and other medical applications. Any potential benefits to patients, providers, or healthcare systems have not been established and will require further study and regulatory review.

History

The Company was formed to acquire and commercialize intellectual property ("**IP**") developed over more than a decade at the University of British Columbia (the "**University**") and the BC Professional Firefighters Burn and Wound Healing Laboratory. In November 2023, the Company entered into a patent assignment agreement with the University pursuant to which the Company acquired an assignment of the University's right, title, and interest in the applicable patents and patent applications related to the underlying technology. The CXU™ scaffold technology originated from research conducted over more than a decade at the University, including work led and co-authored by our founders, Dr. Claudia Chavez-Munoz, M.D., Ph.D., and Dr. Ryan Hartwell, Ph.D., who were involved in the technology's formulation and preclinical evaluation from its early development. This body of work includes graduate research at the University focused on an in-situ forming scaffold for wound repair. The technology was subsequently advanced at the University and disseminated through peer-reviewed publications that describe the underlying material concepts and preclinical investigations.[1]

Glossary of Technical Terms

In this Form C-AR, the following scientific or technical terms have the meanings indicated below.

Term	Meaning
2D culture	Cells grown as a flat monolayer on a culture surface rather than in a three-dimensional matrix.
Adipogenesis	Formation of fat cells from precursor cells.
Adverse event	Harmful or unintended medical occurrence associated with product use.
Administration	Method of delivering or applying a medical product.
Allogeneic	Derived from a genetically different individual of the same species.

---

[1] Example peer-reviewed publication (Acta Biomaterialia, 2011) describing an injectable ECM concept (ScienceDirect abstract page); UBC Library Open Collections — Hartwell thesis page ("Development and application of an in-situ forming, biohybrid scaffold for wound repair").

Term	Meaning
ANOVA (analysis of variance)	Statistical method used to determine whether there are significant differences among the means of three or more groups.
Angiogenesis	Formation of new blood vessels from existing vasculature.
Antibacterial activity	Ability of a substance or material to inhibit or kill bacteria.
Aseptic fill-finish	Sterile filling and sealing process used to prevent microbial contamination of a product.
Autograft	Tissue transplanted from one location to another in the same individual.
Bioengineered skin substitute	Laboratory-developed material designed to replace or support damaged skin.
Biomaterials	Materials engineered to interact with biological systems for medical purposes.
Biomimetic	Designed to imitate natural biological structures or functions.
Biostimulatory	Stimulating the body's natural biological processes, such as collagen production.
Biotechnology	Use of biological systems, organisms, or components to develop medical or industrial products.
Borate network	Crosslinked structure formed using borate ions to strengthen hydrogels.
Calcium hydroxylapatite (CaHA)	Calcium-based mineral compound used in certain injectable fillers.
CBC (complete blood count)	Laboratory test measuring blood cell components.
CD3	Cell-surface marker used to identify T lymphocytes.
CD31	Endothelial cell marker commonly used to identify blood vessels.
CD45	Leukocyte marker used to identify white blood cells.
Cell compatibility	Ability of a material to support cell survival and function without causing harm.
Cellular infiltration	Movement of cells into and through a material or scaffold.
Cellular ingrowth	Migration and proliferation of host cells into a material.
CE marking	Certification indicating conformity with European Union medical device regulations.
CFU (colony-forming unit)	Measure of viable bacterial cells capable of replication.
cGMP	Current Good Manufacturing Practice quality standards.
Class I medical device	Lowest-risk category of medical devices subject primarily to general regulatory controls.
Class II medical device	Moderate-risk medical devices subject to general and special regulatory controls, often cleared via 510(k).
Class III medical device	Highest-risk devices typically requiring Premarket Approval (PMA).
Clinical data	Information collected from human use or clinical studies.
Clinical development	Process of testing a medical product in humans to assess safety and performance.
Clinical trial	Structured human study conducted to evaluate safety and effectiveness.
Collagenase	Enzyme that breaks down collagen.
Collagen-based	Made primarily from collagen, a structural protein in connective tissue.
Collagen–GAG	Composite of collagen and glycosaminoglycans, components of extracellular matrix.
Comparator	Reference treatment or material used for comparison in a study.

Term	Meaning
Conformity assessment	Regulatory process to verify compliance with applicable standards.
Construct (tissue construct)	Engineered assembly of cells and scaffold material intended to support tissue formation.
Contraction index	Quantitative measure of wound or graft shrinkage over time.
Contracture	Tightening of tissue during healing that restricts movement.
Crosslinking	Chemical bonding between polymer chains to enhance structural stability.
Critical quality attributes (CQAs)	Measurable properties required to ensure product safety and performance.
Cytotoxicity	Capacity of a material or substance to damage or kill cells.
Data blinding	Masking treatment assignment to reduce bias in study results.
Degradation resistance	Ability of a material to resist enzymatic or structural breakdown.
Dehiscence	Reopening or separation of a surgical wound.
De Novo pathway	FDA regulatory pathway for novel moderate-risk devices without a predicate.
Dermal	Relating to the dermis layer of the skin.
Dunnett post hoc test	Statistical method comparing multiple treatment groups against a single control following ANOVA.
ECM (extracellular matrix)	Structural network of proteins and polysaccharides that supports cells in tissues.
Efficacy	Ability to produce the intended beneficial effect.
Endogenous	Originating within the body.
Enzymatic degradation	Breakdown of a material by enzyme activity.
Epithelialization (re-epithelialization)	Regrowth of epithelial cells to restore surface coverage of a wound.
Excisional wound	Wound created by surgically removing tissue.
Fat grafting	Transfer of a patient's own fat to another area for volume restoration.
Fibroblast	Connective tissue cell responsible for producing collagen and extracellular matrix.
Fibrillation (fibrillogenesis)	Formation of collagen fibrils during gel assembly.
Fibrotic	Characterized by excessive fibrous connective tissue formation.
Flowable	Capable of being delivered as a liquid or semi-liquid.
Foreign body reaction	Local immune response to implanted or injected material.
Free-floating gel assay	Contraction model in which a gel is not attached to a surface.
GAG (glycosaminoglycan)	Long-chain polysaccharide component of extracellular matrix.
Gelation	Process by which a liquid forms a gel network.
Gel batch	Single prepared lot of gel material.
Gel-like	Semi-solid, water-rich network that holds its shape.
Gel strength	Measure of firmness or structural stability of a gel.
GFP-positive	Cells expressing green fluorescent protein for tracking purposes.
GLP-1 agonists	Medications that activate the glucagon-like peptide-1 receptor.
Graft	Transplanted tissue or scaffold material placed into a recipient site.

5

Term	Meaning
Graft survival	Duration transplanted tissue remains functional before failure.
Granuloma	Localized inflammatory nodule formed by immune cells.
Gross pathology	Macroscopic examination of tissues without microscopy.
GSIS (glucose-simulated insulin secretion)	Measurement of insulin release under varying glucose conditions.
Handling properties	Practical physical characteristics affecting ease of clinical use.
HGF (hepatocyte growth factor)	Signaling protein involved in tissue repair and angiogenesis.
Histology	Microscopic study of tissue structure.
Hydrogel matrix	Water-swollen polymer network used in biomedical applications.
Hydroxyproline assay	Method for quantifying collagen content via hydroxyproline measurement.
Hypertrophic scar	Raised scar formed from excessive collagen deposition.
IDE (Investigational Device Exemption)	FDA authorization permitting clinical investigation of certain devices.
IDO (indoleamine 2,3-dioxygenase)	Enzyme involved in tryptophan metabolism and immune regulation.
IDO mRNA	Messenger RNA encoding IDO, used as gene expression readout.
ImageJ	Image analysis software used for quantitative measurement of biological images.
Immunofluorescence	Fluorescent antibody-based technique for detecting proteins in tissues.
Immunohistochemistry (IHC)	Antibody-based staining method to localize proteins in tissue sections.
Immunogenicity	Ability of a substance to trigger an immune response.
Implantology	Dental specialty involving placement of implants.
Indication	The specific condition or use a product is authorized to treat.
Injectability	Ease with which a material can be delivered through a syringe or needle.
In situ	At the site of application within the body.
Intradermal	Within the dermis layer of the skin.
In vitro	Performed outside a living organism in a laboratory setting.
In vivo	Conducted within a living organism.
IRB (Institutional Review Board)	Committee that reviews and oversees human clinical research ethics.
Islet	Cluster of pancreatic endocrine cells that produce insulin.
ISO 10993-5	International standard specifying in vitro cytotoxicity testing for medical devices.
Labeling	Official instructions and approved claims for product use.
Laxity	Looseness or loss of tissue firmness.
Live/Dead assay	Fluorescent assay distinguishing viable from non-viable cells.
Masson's Trichrome	Histologic stain used to visualize collagen deposition.
Mechanical behavior	Material response to applied forces.
Medical Devices Regulation (EU MDR)	European Union regulation governing medical device safety and performance.

LEGAL_48855510.5

Term	Meaning
Metabolic	Relating to biochemical processes within cells.
Microstructure	Fine structural organization visible at microscopic scale.
MSTSG	Meshed split-thickness skin graft.
Murine	Relating to mice or rodents.
n (sample size)	Numbers of samples analyzed in a study.
Nanocomposite	Material incorporating nanoscale components within a matrix.
Native tissue	The body's original, unmodified tissue.
Nodule	Small, localized lump of tissue that may form under the skin.
Off-label	Use of a medical product for an unapproved indication.
PCL (polycaprolactone)	Biodegradable polyester used in certain medical materials.
Periodontitis	Inflammatory disease affecting the tissues supporting teeth.
Pharmacologic	Relating to drug-based biochemical activity.
Pharmacovigilance	Ongoing monitoring for safety issues and adverse events.
Physiologic temperature	Normal body temperature, approximately 37°C.
PMA (Premarket Approval)	FDA regulatory review process for high-risk medical devices.
Poly-L-lactic acid (PLLA)	Biodegradable synthetic polymer used in certain fillers.
Polymethylmethacrylate (PMMA)	Non-biodegradable synthetic microsphere material used in permanent fillers.
Polymer modification	Chemical alteration of polymers to adjust material performance.
Polyvinyl alcohol (PVA)	Synthetic polymer used to modify hydrogel properties.
Porcine	Relating to pigs
Preclinical	Tested in lab and/or animal models before human studies.
p-value	Statistical probability measure used to evaluate evidence against a null hypothesis.
Quality system	Documented controls ensuring consistent safe manufacture.
Rabbit ear hypertrophic scar model	Preclinical scarring model using rabbit ear wounds.
Re-epithelialization	Regrowth of epithelial layer to close a wound surface.
Regenerative tissue	Tissue intended to support repair and regrowth after injury.
Regulatory approval	Authorization by a regulatory authority to market a product.
Replicates	Repeated samples or measurements used to ensure reliability.
Resorbed	Gradually broken down and absorbed by the body.
Rheology	How a material flows and deforms (e.g. viscosity and gel strength), which can affect handling and injectability.
RT-PCR	Laboratory technique used to quantify gene expression by measuring RNA levels.
Scar elevation index	Measurement comparing scar height to surrounding tissue.
Scaffold	Structural framework designed to support tissue formation.
Side effect	Unintended effect occurring with product use.
Significance threshold	Predefined p-value cutoff used to determine statistical significance.

Term	Meaning
Silver nanoparticles	Nanoscale silver particles with antimicrobial properties.
Simulation index	Ratio of insulin secretion under high vs. low glucose.
Splenocyte	Immune cell isolated from the spleen for laboratory testing.
Splinted wound model	Wound model using a stabilizing device to reduce contraction.
Statistical significance	Determination that observed differences are unlikely due to chance based on statistical testing.
Stimulation index	Ratio of response under stimulated versus baseline conditions.
Stromal cells	Supportive connective tissue cells within organs or tissues.
Subcutaneous	Beneath the skin.
Thermosensitive	Material that changes physical properties in response to temperature.
Tissue construct	Engineered assembly; a scaffold designed to support functional tissue
Tissue graft	Material placed to repaid/replace damaged tissue.
Tissue regeneration	Restoration of damaged tissue toward normal structure and function.
Tissue remodeling	Structural reorganization of tissue during healing.
Topical	Applied to the body surface or wound site.
t-test	Statistical test comparing means between two groups.
Tukey / Tukey–Kramer test	Post-ANOVA multiple comparison statistical methods.
Turbidity	Optical measurement of cloudiness used to track gel formation.
Validate (validation)	Confirming a process performs reliably as intended.
Vascular occlusion	Blockage of a blood vessel.
Vascularization	Formation of blood vessels within tissue.
Vasculogenesis	Formation of new blood vessels from precursor cells.
VEGF (vascular endothelial growth factor)	Protein that promotes blood vessel formation.
Viscoelastic	Exhibiting both liquid-like and solid-like mechanical behavior.

RISK FACTORS

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and our business before purchasing shares of our common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below may not be all of the risks facing our company. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations. You could lose all or part of your investment due to any of these risks.

Risks Related to Our Business and Strategy

We have a limited operating history and have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. We have only one device candidate and no commercial sales, which, together with our limited operating history, make it difficult to assess our future viability.

We are an early-stage biotechnology company with a limited operating history. Medical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have invested substantially all of our efforts and financial resources in the clinical development and regulatory approval of, and commercial planning for, CXU™, which is currently our only device candidate. We are not profitable and have incurred losses in each year since our inception in 2022. We have a limited operating history upon which you can evaluate our business and prospects. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history or an approved product on the market. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in the medical aesthetics and biotechnology field. We expect the CXU™ device candidate to be regulated as a Class II medical device and currently anticipate seeking FDA clearance through the 510(k) premarket notification pathway; however, the FDA has not determined the appropriate classification or regulatory pathway for CXU™, and the FDA may require additional data, including clinical data, may determine that CXU™ is a Class III device subject to a premarket approval ("**PMA**") application, may require a De Novo classification request, or may determine that another regulatory pathway applies. Any such determination could increase the time and cost of development and could delay, limit, or prevent commercialization., we will not be permitted to market CXU™ unless and until we obtain the required authorization from the U.S. Food and Drug Administration ("**FDA**"). Medical devices are regulated by the FDA and are classified as Class I, Class II, or Class III.

To date, we have not obtained any regulatory approvals for CXU™ or generated any revenue from product sales relating to CXU™. We continue to incur significant expenses related to regulatory approval and commercialization operations CXU™. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to seek regulatory approval for, and begin to commercialize, CXU ™, if approved. Our ability to achieve revenue and profitability is dependent on our ability to obtain necessary regulatory approvals and successfully market and commercialize CXU ™. We currently have only one device candidate, CXU™, and our business presently depends entirely on our ability to obtain the necessary regulatory authorizations and to successfully commercialize CXU™ on a timely basis, if at all. Even if we obtain FDA clearance or approval, we may be subject to significant ongoing regulatory obligations, including requirements related to manufacturing, labeling, adverse event reporting, quality systems, and post-market surveillance, and the FDA may impose limitations on the indications for use, require additional studies, or take enforcement action if we fail to comply with applicable requirements. In addition, the regulatory classification and requirements for CXU™ may depend on its final design, intended use, and claims, and changes to the device candidate or its intended uses could require additional regulatory submissions or approvals. As a result, there can be no assurance that we will obtain FDA authorization for CXU™ on the timeline we expect, or at all, or that we will be able to successfully commercialize CXU™ if such authorization is obtained.

We have limited experience in successfully commercializing a device candidate once approved. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, may adversely affect the market price of our common stock and our ability to raise capital and continue operations. We have no products approved or cleared for sale in any jurisdiction and we have generated no product revenue. If we are unable to obtain regulatory authorization for CXU™ or if commercialization is delayed or unsuccessful, we may be unable to continue operations, raise additional capital on acceptable terms, or execute our business plan.

We currently depend entirely on the successful and timely regulatory approval and commercialization of our only device candidate, CXU™. CXU™ may not receive regulatory approval or, if it does receive regulatory approval, we may not be able to successfully commercialize it.

We do not know if or when we will receive any such approvals or whether we will need to make modifications or significant additional expenditures to obtain any such approvals. In addition, even if we receive approval in one country, we may not receive approval in any other jurisdiction. Our near-term prospects, including our ability to finance our company and generate revenue, as well as our future growth, depend entirely on the successful and timely regulatory approval and commercialization of CXU™.

The regulatory and commercial success of CXU™ will depend on a number of factors, including the following:

- whether we are required by the FDA, or other similar regulatory authorities to conduct additional clinical trials or meet other requirements to support the approval of CXU™;
- our success in educating physicians and consumers about the benefits, administration and use of CXU™, if approved;
- the prevalence, duration and severity of potential side effects experienced with CXU™;
- the timely receipt of necessary marketing approvals from the FDA, and other similar regulatory authorities;
- achieving and maintaining compliance with all regulatory requirements applicable to CXU™.
- the ability to raise additional capital on acceptable terms, or at all, if needed, to support the commercial launch of CXU™;
- the acceptance by physicians and consumers of the safety and efficacy of CXU™, if approved;
- our ability to successfully commercialize CXU™, if approved, whether alone or in collaboration with others;
- the ability of our current manufacturer and any third parties with whom we may contract to manufacture CXU™ to remain in good standing with regulatory agencies and develop, validate and maintain commercially viable manufacturing processes that are compliant with cGMP requirements; and
- the availability, perceived advantages, relative cost, relative safety and relative efficacy of competing products.

If we do not achieve one or more of these factors, many of which are beyond our control, in a timely manner or at all, we could experience significant delays or an inability to obtain regulatory approvals or commercialize CXU™. Even if regulatory approvals are obtained, we may never be able to successfully commercialize CXU™ or any future device candidates. In addition, we will need to transition at some point from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition. Accordingly, we may not be able to generate sufficient revenue through the sale of CXU™ or any future device candidates to continue our business.

We may require additional financing to fund our future operations, and a failure to obtain additional capital when so needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations and execute our business plan.

We have currently utilized substantial amounts of cash since our inception in order to conduct clinical development to support regulatory approval of CXU™ initially in the United States. We expect that we will continue to expend substantial resources for the foreseeable future in order to finalize regulatory approval for CXU™, to commercialize CXU™, for the development of any other indications of CXU™, and for the clinical development of any additional device candidates we may choose to pursue. In the near term, these expenditures will include costs associated with the development and expansion of our sales force and commercialization infrastructure in connection with commercializing CXU™, if approved. In the long term, these expenditures will include costs associated with the continued commercialization of CXU™, if approved, and any of our future device candidates, such as research and development, conducting preclinical studies and clinical trials and manufacturing and supplying as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the regulatory approval process and commercialization expenditures needed to meet our sales objectives is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of CXU™ or any future device candidates. We expect to incur additional costs such as hiring additional personnel and expanding our operations.

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our device candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings or offerings of securities convertible into our equity, the ownership interest of our existing stockholders will be diluted and the terms of any such securities may have a preference over our common stock. Debt financing, receivables financing and royalty financing may also be coupled with an equity component, such as warrants to purchase our capital stock, which could also result in dilution of our existing stockholders' ownership, and such dilution may be material. Additionally, if we raise additional capital through debt financing, we may have increased fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures to meet specified financial ratios, and other operational restrictions, any of which could restrict our ability to commercialize our device candidates or operate as a business and may result in liens being placed on our assets. If we were to default on any of our indebtedness, we could lose such assets.

Even if CXU™ or future device candidates, if any, receive regulatory approval, they may fail to achieve the broad degree of healthcare practitioner adoption and use necessary for commercial success.

Even if CXU™ receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by healthcare practitioners, consumers and others in the medical aesthetics community. The commercial success of CXU™ and any future device candidates, if approved, will depend significantly on the broad adoption and use of the resulting product by healthcare practitioners for approved indications, including, in the case of CXU™, wound care and other aesthetic indications that we may seek to pursue. We are aware that other companies are seeking to develop alternative products and treatments, any of which could impact the demand for CXU™.

The degree and rate of healthcare practitioner adoption of CXU™ and any future device candidates, if approved, depend on a number of factors, including:

- the effectiveness, ease of use, and safety of CXU™ and any future device candidates as compared to existing products or treatments;
- healthcare practitioners and consumer willingness to adopt CXU™ for wound care or other aesthetic indications we may pursue over products and brands with which consumers and healthcare practitioners may have more familiarity or recognition or additional approved uses;
- overcoming any biases healthcare practitioners or consumers may have toward the use, safety and efficacy of existing products or treatments and successful marketing of the benefits of CXU™ ;
- the cost of CXU™ and any future device candidates in relation to alternative products or treatments and willingness to pay for the product or treatment, if approved, on the part of consumers;
- proper training and administration of CXU™ and any future device candidates by healthcare practitioners;
- consumer satisfaction with the results and administration of CXU™ and any future device candidates and overall treatment experience;
- changes in pricing, promotional and bundling efforts by competitors;
- consumer demand for wound care or other aesthetic indications that may be approved in the future;
- the willingness of consumers to pay for CXU™ and any future device candidates relative to other discretionary items, especially during economically challenging times;
- the revenue and profitability that CXU™ and any future device candidates may offer a healthcare practitioner as compared to alternative products or treatments;
- the effectiveness of our sales, marketing and distribution efforts and our ability to develop our brand awareness;
- any adverse impact on our brand resulting from key opinion leader relationships with our parent organizations, whether or not related to us;
- our ability to compete with our competitors' product bundling offerings as we plan to initially launch CXU™ as a stand-alone product; and
- adverse publicity about our device candidates, competitive products, or the industry as a whole, or favorable publicity about competitive products.

If CXU™ or any future device candidates are approved for use but fail to achieve the broad degree of healthcare practitioner adoption necessary for commercial success, our operating results and financial condition will be adversely affected, which may delay, prevent or limit our ability to generate revenue and continue our business.

If CXU™ or any of our future device candidates are approved for marketing, and we are found to have improperly promoted off-label uses, or if healthcare practitioners misuse our products or use our products off-label, we may become subject to prohibitions on the sale or marketing of our products, significant fines, penalties, sanctions, or product liability claims, and our image and reputation within the industry and marketplace could be harmed.

The FDA and other regulatory agencies strictly regulate the marketing and promotional claims that are made about pharmaceutical products, such as CXU™, if approved. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or other similar regulatory authorities as reflected in the product's approved labeling. If we receive marketing approval for CXU™, healthcare practitioners could use CXU™ on their

11

patients in a manner that is inconsistent with the approved label, potentially including for the treatment of other aesthetic or therapeutic indications. If we are found to have promoted such off-label uses, we may receive warning letters and be subject to other enforcement actions from the FDA and other regulatory agencies, and become subject to significant liability, which would materially harm our business. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management's attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed in order to resolve FDA enforcement actions. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA prohibitions or other restrictions on the sale or marketing of our products and other operations or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry.

Healthcare practitioners may also misuse CXU™ or any future device candidates, if approved, or use improper techniques, potentially leading to adverse results, side effects or injury, which may lead to product liability claims. If CXU™ or any future device candidates, if approved, are misused or used with improper techniques or are determined to cause or contribute to consumer harm, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management's attention from our core business, be expensive to defend, result in sizable damage awards against us that may not be covered by insurance and subject us to negative publicity resulting in reduced sales of our products. Furthermore, the use of CXU™ or any future device candidates, if approved, for indications other than those cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among healthcare practitioners and consumers. Any of these events could adversely affect our business and results of operations and cause the value of our stock to decline.

We may have significant product liability exposure and our insurance may not cover all potential claims.

We are exposed to potential product liability and other claims in the event that our technologies or products are alleged to have caused harm. We may not be able to obtain insurance for the potential liability on acceptable terms with adequate coverage or at reasonable costs. Any potential product liability claims could exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. Our insurance may not be renewed at a cost and level of coverage comparable to that then in effect. Any of the foregoing could adversely affect our business and results of operations.

Defects, failures or quality issues associated with our potential products could lead to product recalls or safety alerts, adverse regulatory actions, product liability lawsuits and other litigation and negative publicity that could materially adversely affect our reputation, business, results of operations and financial condition.

Quality is extremely important to us and our future customers due to the serious and costly consequences of product failure. Quality and safety issues may occur with respect to any of our potential products, and our future operating results will depend on our ability to maintain an effective quality control system and effectively train and manage our workforce with respect to our quality system. The development, manufacture and control of medical products are subject to extensive and rigorous regulation by numerous government agencies, including the FDA and similar foreign agencies. Compliance with these regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA and foreign regulatory authorities. The FDA and foreign regulatory authorities may also require post-market testing and surveillance to monitor the performance of products cleared or approved for use in their jurisdictions. Our intended manufacturing facilities and those of our suppliers and any independent sales agencies will be subject to periodic regulatory inspections. If the FDA or other regulatory authority were to conclude that we or our suppliers have failed to comply with any of these requirements, it could institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, such as product recalls or seizures, withdrawals, monetary penalties, consent decrees, injunctive actions to halt the manufacture or distribution of products, import detentions of products made outside the United States, export restrictions, restrictions on operations or other civil or criminal sanctions. Civil or criminal sanctions could be assessed against our officers, employees, or us. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively manufacturing, marketing, and selling our products.

We could face product liability lawsuits or other similar proceedings relating to actual or alleged injuries, defects, deficiencies, failures, and/or representations relating to our products. We do not have, and do not anticipate obtaining, contractual indemnification from parties supplying raw materials or parties marketing the products we plan to sell. In any event, even if we were able to obtain contractual indemnity from such parties, indemnification from the manufacturers of our products or from any other party is limited by the terms of the indemnity and by the creditworthiness of the indemnifying party. A successful product liability or other applicable claim or series of claims brought against us could result in judgments, fines, damages and liabilities that could have a material adverse effect on our business. We may incur significant expense investigating and defending these claims, even if they do not result in liability. Moreover, even if no judgments, fines, damages or liabilities are imposed on us, our reputation could suffer as result of any such claim, which could have a material adverse effect on our business.

Product liability insurance for the healthcare industry may become prohibitively expensive, to the extent it is available at all. We may not be able to maintain such insurance on acceptable terms or be able to secure increased coverage as commercialization of our products progresses, nor can we be sure that existing or future claims against us will be covered by our product liability insurance. In the event that we do not have adequate insurance or contractual indemnification, product liability claims relating to defective products could have a material adverse effect on our business.

In addition, we cannot predict the results of future legislative activity or future court decisions, any of which could increase regulatory requirements, subject us to government investigations or expose us to unexpected litigation. Any regulatory action or litigation, regardless of the merits, may result in substantial costs, divert management's attention from other business concerns and place additional restrictions on our sales or the use of our products. In addition, negative publicity, including regarding a quality or safety issue, could damage our reputation, reduce market acceptance of our products, cause us to lose customers and decrease demand for our products. Any actual or perceived quality issues may also result in issuances of physician's advisories against our products or cause us to conduct voluntary recalls. Any product defects or problems, regulatory action, litigation, negative publicity or recalls could disrupt our business and have a material adverse effect on our business, results of operations and financial condition.

Worldwide economic and market conditions, an unstable economy, a decline in consumer demand or spending levels for our products and other adverse developments, including inflation, could adversely affect our business, results of operations and liquidity.

Many economic and other factors are outside of our control, including general economic and market conditions, consumer and commercial credit availability, inflation, unemployment, consumer debt levels and other challenges affecting the global economy. Increases in the rates of unemployment, reduced access to credit and issues related to domestic and international politics may adversely affect consumer confidence and disposable income levels. Lower consumer confidence and disposable incomes could lead to reduced consumer spending and lower demand for our products and services. Decreases in the number of healthcare practitioners and medical offices or financial hardships for healthcare practitioners may also adversely affect distribution channels of our products. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. In addition, historically, during economic downturns, there have been reductions in spending on elective procedures as well as pressure for extended billing terms and other financial concessions. While Conexeu has not specifically identified any material impact to its operations based on recent inflationary pressures, historically during inflationary periods, individuals tend to reduce discretionary spending, which would include aesthetic medical procedures. A severe or prolonged economic downturn could also limit our ability to raise additional capital when needed on acceptable terms, if at all. These factors could have a negative impact on our potential sales and operating results.

Our product faces, and any of our future device candidates may face, significant competition and our failure to effectively compete may prevent us from achieving significant market penetration and expansion.

We are in a highly competitive market. Successful competitors in our market have the ability to efficiently and effectively develop or acquire products, obtain patents, develop, test and obtain regulatory approvals for products, and effectively commercialize, market and promote approved products, including communicating the safety and value of products to actual and prospective customers and medical staff. Numerous companies are engaged in developing, patenting, manufacturing and marketing products which we expect will compete with our product. Many of these competitors are large, experienced companies that enjoy significant competitive advantages, such as substantially

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greater financial, research and development, manufacturing, testing, personnel and marketing resources, greater brand recognition and more experience and expertise in obtaining marketing approvals from the FDA and other regulatory authorities. It is possible that competitors will succeed in developing technologies that are safer, more effective, more convenient or that have a lower cost of goods and price than our product or future products being developed by us, or that would render our product and technology obsolete or noncompetitive. Competition could also result in reduced profit margins and limited sales, which would harm our business, financial condition and results of operations.

Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory, and other influences. Existing and new laws and regulations affecting the healthcare industry could create unexpected liabilities for us, could cause us to incur additional costs, and could restrict our operations, including preventing, limiting or delaying regulatory approval of our device candidates. Many healthcare laws are complex, and their application to specific products and services may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the services that we aim to provide. However, these laws and regulations may nonetheless be applied to our business. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or maintain profitability. Our failure to accurately anticipate the application of these laws and regulations, or other failure to comply, could therefore create liability for us, result in adverse publicity and materially affect our business, financial condition, and results of operations.

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.

Our performance will be largely dependent on the talents and efforts of highly skilled individuals. The loss of one or more members of our management team or other key employees or consultants could materially harm our business, financial condition, results of operations and prospects. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. We face competition for personnel and consultants from other companies, universities, public and private research institutions, government entities and other organizations. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of the Company. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

Any negative publicity concerning our products could harm our business and reputation and negatively impact our financial results.

If approved, the reactions of potential patients, healthcare practitioners, the news media, legislative and regulatory bodies and others to information about complications or alleged complications of our product could result in negative publicity and could materially reduce market acceptance of our product. These reactions, or any investigations and potential resulting negative publicity, may have a material adverse effect on our business and reputation and negatively impact our financial condition, results of operations or the market price of our common stock. In addition, significant negative publicity could result in an increased number of product liability claims against us.

Risks Related to Our Intellectual Property and Privacy Legislation

If we are unable to obtain and maintain patent protection for our technology and products, or if our partners or licensors are unable to obtain and maintain patent protection for the technology or products that we license from them, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to that of ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success will depend on our ability to obtain and maintain patent and other IP protection with respect to our device candidates. The Company has sought to protect our proprietary position by filing patent applications in the United States, Canada, the European Union, Australia, and Japan related to CXU™ and our ECM scaffold technology. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, a patent might not be issued or granted with respect to our patent application in Canada that is currently pending, and issued or granted patents might later be found to be invalid or unenforceable, be interpreted in a manner that does not adequately protect our current product or any future products or fail to otherwise provide us with any competitive advantage. The patent position of biotechnology and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations and in recent years has been the subject of much litigation. The standards applied by the United States Patent and Trademark Office and foreign patent offices in granting patents are not always applied uniformly or predictably. As a result, the issuance, scope, validity, enforceability and commercial value of the Company's and our partners' or licensors' patent rights are highly uncertain. The degree of future protection that we will have on our proprietary ECM scaffold technology, if any, is uncertain and a failure to obtain adequate IP protection with respect to our device candidates and proprietary technology could have a material adverse impact on the success of our business.

Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States, Canada, and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to or stop or prevent us from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new device candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are unable to protect the confidentiality of our trade secrets, our innovative capacity and competitive position could be harmed.

We rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position, in addition to filing patents for some of our technology and products. The types of protections available for trade secrets are particularly important with respect to certain aspects of our manufacturing processes. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other third parties. We may also enter into confidentiality and invention or patent assignment agreements (or have language governing such in employment or consulting agreements) with our employees and consultants, as applicable. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts in certain jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and whether successful or unsuccessful, limit the commercial value of our product or have a material adverse effect on our business.

Competitors may infringe any of our current or future patents. To counter infringement or unauthorized use, we may be required to file expensive and time-consuming infringement claims. Also, the court may decide in an infringement proceeding that a specific patent held by us is not valid or enforceable or may refuse to stop the other party from using our intellectual technology at issue on the grounds that our patents do not cover the IP being disputed. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Additionally, due to the substantial amount of discovery required in connection with IP litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Our commercial successes depend upon our ability and the ability of our partners and other collaborators to develop, manufacture, market and sell our device candidates and use our proprietary technologies without infringing the proprietary rights of third parties. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future which at this time cannot be known to us. We may become party to, or threatened with, future adversarial proceedings or litigation regarding IP rights with respect to our products and technology, including interference proceedings before the United States Patent and Trademark Office or other similar regulatory authorities. If the third party is successful and we are found to infringe on their IP rights, we could be forced to negotiate the rights to the third party's IP in order to continue to develop and market our products and technology. There is no guarantee that we will be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we are not able to obtain a license for the rights to their technology, we could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for additional monetary damages. A finding of infringement could prevent us from commercializing our device candidates, or delay commercialization during adjudication of a patent dispute, or force us to cease some of its business operations, pay royalties and/or damages to companies holding the patents that were infringed, all of which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Litigation or other legal proceedings relating to IP claims may cause us to incur significant expenses and could distract our employees from their normal responsibilities, even if it is resolved in our favour. Also, any public announcements of the results of hearings, motions or other interim proceedings or developments could be perceived to be negative by securities analysts or investors, leading to a potential adverse effect on the price of our common stock. These types of litigation or proceedings could substantially increase our operating losses and reduce the resources available for product development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We must protect and manage confidential personal health information, including reporting from marketed product adverse event reporting and clinical trials. Accidental release of information could harm us.

As our programs advance in development, we expect to generate or otherwise obtain clinical data that may include personal information and personal health information. These data are required for successful development and commercialization of pharmaceutical products, such as clinical trial data to support regulatory submissions and pharmacovigilance data to monitor for potential adverse events following product launch. We recognize the sensitivity of this data and will apply protections to minimize the risk of release, including strict data blinding protocols and secure information technology infrastructure. However, despite these measures, it is possible that personal information or personal health information could be released and may expose us to substantial reputational risk and legal liabilities. Regardless of merit or eventual outcome, liability claims may result in decreased demand for any device candidates or products that it may develop, injury to our reputation and significant negative media attention, withdrawal of clinical trial participants, significant costs to defend the related litigation, substantial monetary awards to trial participants or patients, loss of revenue and the inability to commercialize any products that we may develop.

Risks Related to our Common Stock

Certain directors and officers may be subject to conflicts of interest.

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company's executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these outside business interests, which could require significant time and attention that interfere with their ability to devote adequate time to the Company's business and affairs and could adversely affect the Company's operations.

There is no existing market for our common stock, and we cannot assure that a public trading market for our common stock will ever be established.

At present, there is no active trading market for our securities, and we cannot assure that a trading market will develop. In particular, although we have applied to list our common stock on the Nasdaq Capital Market, there is no assurance that our application will be accepted. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how liquid that market might become.

Additionally, secondary trading in our shares of common stock will not be possible in any state until the shares are qualified for sale under the applicable securities laws of the state in question or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. If we fail to register or qualify or to obtain to verify an exemption for the secondary trading of our shares of common stock in any particular state, then the shares could not be offered or sold to, or purchased by, a resident of that state. If a significant number of states refuse to permit secondary trading in our shares of common stock, the liquidity for the shares could be significantly impacted, and you may have difficulty in selling your shares.

If we issue additional common stock, stockholders may experience dilution in their ownership of the Company.

Our Articles of Incorporation, as amended, authorizes the issuance of up to 250,000,000 shares of common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value of $0.001 per share. Our board of directors (the "**Board**") has the authority to issue additional shares of our capital stock to provide additional financing or for acquisitions in the future and designate the rights of the preferred stock, which may include voting, dividend, distribution or other rights that are preferential to those held by the common stockholders. Consequently, stockholders may experience more dilution in their ownership of us in the future. Our Board and majority stockholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other stockholders. The issuance of additional common stock would dilute stockholders' ownership in the Company.

Because we do not intend to pay any cash dividends on our Common Shares, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Declaring and paying future dividends, if any, will be determined by our Board, based upon earnings, financial condition, capital resources, capital requirements, restrictions in our Articles of Incorporation, contractual restrictions, and such other factors as our Board deems relevant. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them. There is no assurance that shareholders will be able to sell shares when desired.

We will incur increased costs as a result of operating as a public reporting company, and our management team will be required to devote substantial time to new compliance requirements.

If we become a public reporting company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, many rules and regulations exist for companies listed on stock exchanges that impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel would need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We will use our commercially reasonable efforts to list our common stock for trading on a securities exchange; however, it is uncertain when our common stock will be listed on an exchange for trading, if ever.

There is currently no public market for our common stock and there can be no assurance that one will ever develop. Our Board, in its sole discretion, may choose to take actions necessary to list our common stock on a national securities exchange, but is not obligated to do so. As a result, our common stock may not be listed on a securities exchange for an extended period of time, if at all. If our common stock is not listed on an exchange, it may be difficult to sell or trade in our common stock.

We are eligible to be treated as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an "emerging growth company", as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds $700.0 million as of the last business day of April before that time or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following October 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company" which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to provide selected financial data in the registration statements and periodic reports that we file with the SEC, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, and if our common shares become publicly traded, such trading market may be less active than it otherwise could be if we were not to take advantage of such exemptions, and our share price may be more volatile.

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common shares.

Upon becoming a public company, we will be required to comply the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report after becoming subject to the reporting requirements under section 13 or 15(d) of the Exchange Act. To achieve compliance with the Sarbanes-Oxley Act within the prescribed period, we will need to continue to dedicate internal resources, engage outside consultants and continue to execute on a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue taking steps to improve control processes, as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective.

The failure to achieve and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition and results of operations. In the event that we are not able to successfully remediate the existing material weaknesses in our internal control over financial reporting or identify additional material weaknesses, or if our internal control over financial reporting is perceived as inadequate or it is perceived that we are unable to produce timely or accurate financial statements, investors may lose confidence in our results of operations, the price of our shares of common stock could decline, we could become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory agencies, which could require additional financial and management resources, or our common stock may not be able to remain listed on such exchange.

During the periods presented in our financial statements included elsewhere in this prospectus material weaknesses in internal control over financial reporting was identified in connection with complex debt and equity transactions. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. We plan to enhance our processes to identify and appropriately apply applicable accounting requirements to better evaluate debt and equity accounting requirements that apply to our financial statements. Our plans at this time include providing enhanced access to accounting literature and research materials, and increased communication among our personnel and third-party professionals.

Risks Related to Being and Reporting as a Public Company

If we are successful in listing our common stock on the Nasdaq Capital Market, we will incur increased costs as a result of being a public reporting company, and our board of directors will be required to devote substantial time to oversight of new compliance requirements and corporate governance practices.

If we are successful in our application to list our common stock on the Nasdaq Capital Market, we would become a public reporting company. As a public company listed in the United States, we would incur significant legal, accounting and other expenses that we do not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Capital Market, and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure controls and procedures and corporate governance practices. Our board of directors, management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

These rules and regulations may be subject to varying interpretations due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Assuming Nasdaq Capital Market approves our listing application, we may fail to comply with the continued listing standards of the Nasdaq Capital Market, which may result in a delisting of our Shares.

We have applied to list our common stock on the Nasdaq Capital Market under the symbol "CNXU." Although we expect to meet the continued listing standards set forth in Nasdaq Listing Rules, we cannot assure you that our common stock will continue to be listed on Nasdaq Capital Market in the future. For continued listing on the Nasdaq Capital Market, we must: (a) (i) maintain at least two registered and active market makers, one of which may be a market maker entering a stabilizing bid; (ii) have a minimum bid price of at least $1.00 per share; (iii) have at least 300 public holders; (iv) have at least 500,000 publicly held shares; and (v) have a market value of publicly held shares of at least $1 million; and (b) have stockholders' equity of at least $2.5 million.

If Nasdaq Capital Market determines to delist our common stock and we are not able to list our common stock on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on the holders of our shares of common stock:

- the liquidity of our shares;

- the market of our shares;

- our ability to obtain financing for the continuation of our operations;

- the number of investors that will consider investing in our shares;

- the number of market makers in our shares;

- the availability of information concerning the trading prices and volume of our shares; and

- the number of broker-dealers willing to execute trades in our shares.

Upon becoming a public company, we expect to qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 and a "smaller reporting company" within the meaning of the Exchange Act, and we would thereby be eligible to take advantage of certain exemptions from disclosure requirements available to emerging growth companies and smaller reporting companies, as applicable. We plan to take advantage of such exemptions, with the result that our shares of common stock may be less attractive to investors and may make it more difficult to compare our performance with other public companies.

If, as we expect, we qualify as an "emerging growth company" under the under the Jumpstart Our Business Startups Act of 2012 (or the "**JOBS Act**") after we become a public reporting company, then, among other things: we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; we would not be required to provide compensation discussion and analysis; we would not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements; we would be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure; we could provide two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations ("**MD&A**"), instead of three years in our filings with the SEC; and, under section 107 of the JOBS Act, we could claim longer phase-in periods for the adoption of new or revised financial accounting standards. We intend to take advantage of all of these reduced reporting requirements and exemptions. Our election to use the phase-in periods under Section 107 of the JOBS Act may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of those phase-in periods.

We will cease to be an "emerging growth company" five years after the initial sale of our common equity pursuant to a registration statement declared effective under the Securities Act, or such earlier time should we no longer meet the definition of an "emerging growth company." We will also cease to be an "emerging growth company" if our Company has more than $1.235 billion in annual revenues, has more than $700 million in market value of its common stock held by non-affiliates, or issues more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions will also be available to our Company due to the fact that we are also likely to qualify, once listed, as a "smaller reporting company" under the Commission's rules. For instance, smaller reporting companies: are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure. We will continue to qualify as a "smaller reporting company" provided that: (a) the market value of our common stock held by non-affiliates is less than $250 million; or (b) the market value of our common stock held by non-affiliates is less than $700 million and our annual revenues will continue to be less than $100 million.

We cannot predict if investors will find our shares of common stock less attractive because we may rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for our shares of common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company and/or a smaller reporting company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form C-AR constitute "forward-looking statements." These statements appear in a number of places in this Form C-AR and include statements regarding the Company's intent, belief or current expectations, and that of Company's officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. These statements are based on the Company's current plans and are subject to risks and uncertainties, and as such the Company's actual future activities and results of operations may be materially different from those set forth in the forward-looking statements.

Any or all of the forward-looking statements in this Form C-AR may turn out to be inaccurate and as such, you should not place undue reliance on these forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. The forward-looking statements can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and assumptions due to a number of factors. Important factors that you should also consider, include, but are not limited to, the factors discussed under "Risk Factors" in this Form C-AR. In addition, the Company cannot assess the impact of each factor on its intended business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

These forward-looking statements speak only as of the date on which they are made. The Company assumes no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or included herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements, other than where a duty to update such information or provide further disclosure is imposed by applicable law, including applicable United States federal securities laws.

MARKET & INDUSTRY DATA

This Form C-AR contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

THE COMPANY

Business & Anticipated Business Plan

Overview

Conexeu is an early-stage medical technology company developing a CXU™ as a single, patented device candidate that we believe may support multiple potential product opportunities over time. Our strategy is to advance a common, patented device foundation and subject to further development and regulatory requirements, evaluate additional indications and use settings using related product configurations. We intend to pursue a staged approach—developing manufacturing and quality capabilities around the core formula for our device and, if regulatory authorizations are obtained, expanding commercialization by indication and clinical application, including potential uses in wound care, aesthetics, dentistry, and biomaterials. CXU™ as a device candidate is regulated as a medical device in the United States.

LEGAL_48855510.5

One Technology, multiple global markets:


Conexeu
A Platform Technology
1 New Technology
CXU
5 CURRENT GLOBAL MARKETS
WOUND CARE
BURNS • SKIN SUBSTITUTES
$2.6B 1
4.8% CAGR
DENTISTRY
SOFT TISSUE/GUMS
$4.2B 2
10.4% CAGR
VETERINARY
WOUND CARE
$1.6B 3
7.2% CAGR
3D BIO-PRINTING
INKS & TISSUE SCAFFOLDS
$1.6B 4
16.7% CAGR
MEDICAL AESTHETICS
REGENERATIVE
$11.0B 5
12.1% CAGR

1. Wound Care (acute & burns) ($2.6B in 2023 and is forecast to reach $4.2 billion in 2033, at a CAGR of 4.8%) [2] — In-situ, optimized liquid ECM scaffold, fills irregular wound geometry, supports faster, higher-quality closure, and simplifies bedside use.

2. Dental ($4.2B in 2025 and is forecast to reach $11.3B by 2035, at a CAGR of 10.4%) [3] — In-situ, optimized liquid ECM scaffold, fills irregular wound geometry, supports faster, higher-quality closure, and simplifies bedside use.

3. Veterinary Care ($1.6B in 2023 and is forecast to reach $6.5B by 2032, at a CAGR of 7.2%) [4] — Same CXU™ device architecture, translates to animal trauma/surgical healing with predictable handling.

4. 3D Bio-printed Tissue ($1.6B in 2023 and is forecast to reach $6.5B by 2032, at a CAGR of 16.7%) [5] — Works as a printable dermal tissue ink, for personalized natural tissue constructs like implants and grafts that could integrate seamlessly and potentially regenerate a patient's own tissue.

5. Medical Aesthetics ($11B and is forecast to reach $24B by 2032, at a CAGR of 12.1%) [6] — Regenerative filler approach for natural outcomes and all-natural crosslinking formula, with large volume contouring potential.

Our strategy is to evaluate whether a single underlying technology can support multiple potential device candidates and, if successful, may allow us to pursue opportunities across several end markets; any such opportunities would depend on further development, demonstrated safety and performance, and applicable regulatory authorizations.

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[2] https://media.market.us/wound-care-devices-market-news
[3] https://www.futuremarketinsights.com/reports/periodontal-market The $4.2B figure is a Company estimate derived from third-party market data and internal assumptions; actual market size may differ. Future Market Insights ("FMI"), *Periodontal Market: Global Forecast 2025 to 2035*; Company analysis.
[4] https://www.marketresearch.com/VPA-Research-v4245/Animal-Wound-Care-Size-Share-42060937
[5] https://www.grandviewresearch.com/industry-analysis/3d-bioprinting-market
[6] https://www.grandviewresearch.com/industry-analysis/us-aesthetic-injectable-market-report

About Conexeu Sciences Inc.

Conexeu is an early-stage medical technology company, focused on developing regenerative biomaterials that address significant needs in wound care, dentistry, and aesthetics. We seek to provide physicians with device-based solutions that improve healing, restore soft tissue, and enhance patient outcomes across multiple clinical settings.

Built around patented IP, our core device candidate, CXU™, is a temperature-responsive ECM scaffold formulation intended to transition in-situ to a gel-like ECM within approximately minutes ("**Ten-Minute Tissue™**"). The scaffold is being evaluated in preclinical studies for its ability to support tissue integration processes, including cellular infiltration and vascularization, and organized tissue regeneration.

We intend to assess whether this single, collagen-based technology can serve as a common foundation for multiple potential device candidates across different indications and care settings; including wound care, dentistry, veterinary applications, aesthetics, and 3D tissue constructs. Any expansion beyond an initial indication would be subject to additional development, demonstrated safety and performance, and applicable regulatory authorizations.

Conexeu intends to target large, durable, and growing addressable markets in regenerative aesthetics, wound care (including acute wounds and burns), 3D-printed tissue structures, veterinary wound repair, and dental soft-tissue regeneration. Management believes that a unified IP estate and manufacturing architecture can create operating leverage across these verticals by concentrating investment in a common process, analytics, and regulatory controls can create a strong operational framework, while pursuing diversified revenue opportunities. The company's origins in academic research, combined with preclinical data and patent protection, are intended to support clinical translation towards commercialization.

The timing, scope, and success of development, regulatory interactions, and commercialization remain subject to risks typical of early-stage life sciences companies. Conexeu intends to advance its regulatory roadmap, expand manufacturing readiness, and progress preclinical work to enable future regulatory submissions that could accelerate market access and scale.

CAUTION: CXU™ IS A DEVICE CANDIDATE IN PRECLINICAL DEVELOPMENT AND IS NOT CLEARED OR APPROVED FOR MARKETING IN THE UNITED STATES OR ANY OTHER JURISDICTION.

Competitive Strengths

1.   Proprietary Regenerative Platform with Multi-Market Scope

Our CXU™ scaffold device candidate is a temperature-responsive ECM formulation that is intended to transition in situ to a gel-like scaffold at body temperature. We are evaluating whether this same underlying technology can support multiple potential device candidates over time, including in wound care, aesthetics, and research-use applications such as 3D bioprinting, subject to further development and applicable regulatory authorizations.

2.   Defensible Intellectual Property Across Key Jurisdictions.

We hold the sole and exclusive ownership of patents granted in the United States, Japan, the European Union, and Australia, with additional filings under examination. Patent claims cover both compositions and methods of use, creating barriers to entry in our target markets.

3.   Clinically Differentiated Product Profile

In preclinical pilot studies, the CXU™ scaffold has demonstrated wound-healing performance that we believe may be favorable in wound care, including observations consistent with reduced scarring and contracture and improved tissue

LEGAL_48855510.5

quality;[7] these findings are preliminary, derived from non-clinical models, and may not be predictive of clinical outcomes.

4.   Regulatory Path

Our near-term development strategy is intended to prioritize device indications for which we currently anticipate seeking FDA clearance through the 510(k) pathway, while we expect that certain aesthetic indications, if pursued, may require a longer and more resource-intensive regulatory process, potentially including premarket approval (PMA), depending on the FDA's classification and regulatory determinations.

5.   Advantage in Medical Aesthetics Injectables.

Our CXU™ device candidate is a collagen-based injectable scaffold in preclinical development that is designed to avoid hyaluronic acid ("HA") and HA-related crosslinking agents. We believe our development timeline may provide an earlier entry opportunity relative to certain potential competitors; however, we have not obtained regulatory clearance or approval, and our ability to compete and gain market share will depend on further development, demonstrated safety and performance, regulatory outcomes, and market adoption.

6.   Large-Volume Body Aesthetics Opportunity

Certain current approaches to breast and buttock augmentation, including fat grafting and implants, are surgical procedures that may involve higher cost, variability in outcomes, and procedure-related risks. We are conducting preclinical research to evaluate whether our collagen-based injectable scaffold could be developed for larger-volume aesthetic applications; however, we have not obtained regulatory clearance or approval for any aesthetic indication, and any potential market opportunity remains uncertain and subject to further development, clinical evidence, and applicable regulatory authorizations.

7.   GLP-1 (Ozempic®) Expanding Demand

GLP-1 therapies such as Ozempic® and Wegovy®, Mounjaro® are accelerating demand [8] for restorative aesthetics, in medical aesthetics with tens of millions of prescriptions expected globally by 2029. [9] Patients frequently report facial hollowing due to tissue loss and skin laxity following rapid weight loss. We are conducting research using CXU™ as regenerative, volume-restoring injectable, and the potential for use in medical aesthetic applications to address these unmet needs. These concepts are at an early stage, we have not obtained FDA clearance or approval for any injectable use, and the FDA has not determined the classification or regulatory pathway for any such application.

8.   Cash-Pay Market Advantage

We intend to commercialize in cash-pay markets such as aesthetics and dentistry, which are not constrained by third-party government payor reimbursement. This approach is expected to allow greater pricing flexibility, faster adoption cycles, and stronger gross margin potential.

9.   Strong Scientific Validation

Our CXU™ scaffold technology has been the subject of approximately 10 years of academic development and is supported by 11 peer-reviewed publications. Including work led and co-authored by our founders, Dr. Claudia Chavez-Munoz, M.D., Ph.D., who was involved in the technology's and is a co-author of 2 peer-reviewed publications. [10]

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[7] Company data (animal data on file): We have generated internal preclinical data evaluating administration, local tissue response, and histologic remodeling in animal models; these internal datasets have not been peer-reviewed and may not be predictive of clinical outcomes.
[8] GLP-1: A medication worth $126 billion in sales by 2029. online: ubs.com/global/en/investment-bank/insights-and-data/2024/glp-1-a-medication.html.
[9] GLP-1s are boosting demand for medical aesthetics: https://www.mckinsey.com/industries/life-sciences/our-insights/glp-1s-are-boosting-demand-for-medical-aesthetics
[10] Acta Biomaterialia (2011), *infra* note [*1]; Canadian Journal of Diabetes (2013), *infra* note [*2]

In preclinical studies, the scaffold has been evaluated for its ability to provide an ECM-like environment associated with cellular infiltration and vascularization and with observations consistent with organized tissue remodeling and a low inflammatory response. These findings are derived from non-clinical models and may not be predictive of clinical outcomes. [11]

10.   Experienced Leadership with Relevant Track Records

Our leadership team combines capital markets execution with industry expertise. Our Chief Executive Officer previously led Galderma USA, the North American division of global aesthetics company, Galderma Group AG. Our Chief Scientific Officer, Dr. Claudia Chavez-Munoz, M.D., Ph.D., has been involved with the CXU™ device candidate since its inception and has more than a decade of experience with the underlying material, including co-authoring published research on the material. [12] Our Chief Medical Officer has over 25 years of dermatology and aesthetics experience, including senior roles at Merz and Suneva. Our medical advisory board includes Dr. Paul Lorenc, who guided Johnson & Johnson's $159 million acquisition of Evolence®.

11.   Clear M&A and Partnership Pathways

Industry transactions demonstrate strong appetite for collagen-based technologies, including Johnson & Johnson's $159 million acquisition of Evolence, Allergan's $103 million recombinant human collagen deal, [13] and the >$1.3 billion acquisition by Coloplast for Kerecis fish-skin graft business. [14] With multiple indications under development, we believe Conexeu is positioned for strategic partnering or acquisition interest.

12.   Multi-Billion-Dollar Addressable Market Opportunity

Our target addressable markets include injectable fillers (>$11 billion), [15] and wound care (> $2.6 billion). [16] Each vertical could independently support billion-dollar enterprises, providing diversification

Company Strategy

Conexeu is intending to build a durable, multi-vertical business centered on its CXU™ ECM device candidate. If the scaffold is regulated as a medical device in the United States, the company will focus commercialization in wound care applications, where clinical need and market access are most favorable. The Company may develop applications in aesthetics and 3D-printed constructs as longer-term potential opportunities. This approach may allow Conexeu to generate real-world evidence and revenue sooner, while expanding into high-value, global markets over time.

The strategy rests on several core pillars: (i) and we currently anticipate pursuing clearance through the FDA's 510(k) pathway as a Class II medical device, with potential applications in wound repair and burns as an initial focus. The FDA, however, has not made any determination regarding classification or regulatory pathway for our device candidate, and the FDA may classify the product differently; (ii) scaling manufacturing through staged GMP readiness for finished devices; (iii) generating targeted clinical evidence with leading specialists to validate outcomes. Execution will be based on strong process controls, quality systems, and IP protection to ensure reliability and defensibility, and subject to all and regulatory reviews and approvals.

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[11] Acta Biomaterialia (2011), *infra* note [*1]; Canadian Journal of Diabetes (2013), *infra* note [*2]; Tissue Engineering Part A (2015), *infra* note [*3]; Biomedical Materials (2016), *infra* note [*5]; Journal of Burn Care & Research (2019), *infra* note [*6]

[12] Acta Biomaterialia (2011), *infra* note [*1]; Tissue Engineering Part A (2015), *infra* note [*3]

[13] CollPlant Announces Development and Global Commercialization Agreement with Allergan Aesthetics, an AbbVie company, for rhCollagen in Dermal and Soft Tissue Filler Products, online: prnewswire.com/il/news-releases/collplant-announces-development-and-global-commercialization-agreement-with-allergan-aesthetics-an-abbvie-company-for-rhcollagen-in-dermal-and-soft-tissue-filler-products-301223772.html.

[14] Coloplast announces agreement to acquire Kerecis and raises long-term growth expectations, online: prnewswire.com/il/news-releases/collplant-announces-development-and-global-commercialization-agreement-with-allergan-aesthetics-an-abbvie-company-for-rhcollagen-in-dermal-and-soft-tissue-filler-products-301223772.html.

[15] Aesthetic Injectable Market (2024 - 2030), online: grandviewresearch.com/industry-analysis/aesthetic-injectable-market-report.

[16] Wound Care Devices Market to Hit USD 4.2 Bn by 2033 at 4.8% CAGR, online: media.market.us/wound-care-devices-market-news.

Strategic Pillars

Wound Care Entry Point

Our first regulatory program focuses on acute wounds and burns, markets where current biologics are costly, inconsistent, and often hard to use. Conexeu's CXU™ device candidate is an extra cellular matrix (ECM) scaffold can be applied as a liquid at room temperature, then gels quickly in the body to form tissue a scaffold framework. Early pre-clinical testing suggests ease of application and support for cellular ingrowth and endogenous protein synthesis for long-term structural stability [17] in wound healing.

3D-Printed Tissue Engineering

Looking further ahead, Conexeu sees a significant opportunity in patient-specific scaffolds created through 3D printing. Our collagen inks already demonstrate compatibility with leading bioprinters, and near-term sales into research settings will generate early revenue. In the medical arena, we aim to validate constructs that match the shape and function of native tissue. This approach positions Conexeu at the intersection of regenerative medicine and personalized care, while maintaining a device-first regulatory pathway.

Medical Aesthetics

We are conducting a staged, preclinical research program to evaluate potential aesthetic applications of our CXU™ device candidate, initially focusing on small-volume facial indications and, over time, exploring larger-volume applications such as body contouring and volume restoration; this work is expected to progress through animal and other feasibility studies and subsequent regulatory engagement. We have not obtained FDA clearance or approval for any aesthetic indication.

Manufacturing & Quality

Conexeu does not currently manufacture its products. Our near-term execution focus is to develop a scalable, high-quality manufacturing capability through qualified contract development and manufacturing organizations (CDMOs) while we build the internal quality system and technical specifications that govern production. We are defining critical quality attributes for full-length collagen and finished devices, establishing validated analytical methods, and qualifying partners for aseptic fill-finish, sterilization, packaging, and stability programs. Our quality management system is being built to GMP standards to support supplier qualification, change control, and audit readiness. Over time, we intend to expand capacity and redundancy across our partner network to improve supply reliability and cost efficiency.

Clinical Evidence and KOL Network

Adoption depends on evidence and trusted voices. Conexeu intends to conduct controlled, limited commercial release to a small number of real-world customers/sites to validate market assumptions, serviceability, training, pricing, and channel operations after 510(k) clearance pilot studies across wound care and dental indications. These efforts will be shared through scientific meetings, and targeted training. Clinician training modules—ranging from procedural playbooks to on-site proctoring may help new users integrate the technology. Our expanding network of key opinion leaders will guide product positioning, validate clinical utility, and accelerate market adoption.

Partnerships & Commercialization

Commercial execution will combine focused distribution in wound care and dentistry. Strategic partnerships in aesthetics and 3D printing will provide optionality—co-development, supply agreements, or licensing—while preserving Conexeu's margin profile. Early pilots will inform pricing, training, and logistics. Over time, a mix of

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[17] Acta Biomaterialia (2011), *infra* note [*1]

direct and partnered commercialization is expected to expand reach, accelerate adoption, and drive operating leverage across all product lines.

Risk Management

Conexeu manages execution with a disciplined gatekeeping process. Key risks include regulatory review, regulatory approvals, manufacturing scale-up, clinician adoption, and supply chain reliability. Mitigation plans include early FDA engagement, staged chemistry, manufacturing, and controls validation, dual sourcing of critical inputs, and structured KOL-led training. Clinical, regulatory, and commercial milestones will govern capital allocation. By sequencing programs across wound care, dentistry, aesthetics, and 3D printing, Conexeu maintains flexibility, diversifies risk, and builds multiple value-creation pathways.

History

The pioneering work on the CXU™ scaffold has evolved over a decade of rigorous research and development ("R&D") at the University. The development includes graduate research at the University focused on an in-situ forming scaffold for wound repair. The technology was subsequently advanced at the University and disseminated through peer-reviewed publications that describe the underlying material concepts and preclinical investigations. [18]

The research path demonstrates the transition from lab to patented technology.

The Company's research has been included in numerous peer-reviewed publications, including:

(i)   Hartwell R., Leung V., Chavez-Munoz C., et al., A novel hydrogel-collagen composite improves functionality of an injectable ECM. Acta Biomaterialia (2011) 7; 3060-3069. [*1]

(ii)   Hosseini-Tabatabaei A., Jalili R., Hartwell R., et al. Embedding Islet in a liquid scaffold increases islet viability and function. Canadian Journal of Diabetes (2012) 37; 27-35. [*2]

(iii)   Hartwell R., Poursmasjedi-Meibod MS., Chavez-Munoz C., et al. An in-situ forming skin substitute improves healing outcome in a hypertrophic scar model. Tissue Engineering Part A (2015)21(5); 1085-1094. [*3]

(iv)   Hosseini-Tabatabaei A., Jalili R., Khosravi-Maharlooei M., et al. Immunoprotection and functional improvement of allogeneic islets in diabetic mice, using stable indoleamine 2,3-Dioxygenase producing scaffold. Transplantation (2015) 99;1342-1348. [*4]

(v)   Hartwell R., Chan B., Elliot K., et al. Polyvinyl alcohol-graft-polyethylene glycol hydrogels improve utility and biofunctionality of injectable collagen biomaterials. Biomedical Materials (2016) 11; 035013. [*5]

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[18] Tissue Engineering Part A (2015), *infra* note [*3]
[*1] Acta Biomaterialia (2011) "A novel hydrogel-collagen composite improves functionality of an injectable extracellular matrix" https://conexeu.com/wp-content/uploads/2025/04/Acta-Biomaterialia-2011-A-novel-hydrogel-collagen-composite-improves-functionality-of-an-injectable.pdf **[Acta Biomaterialia (2011)]**
[*2] Canadian Journal of Diabetes (2013) "Embedding Islet in a Liquid Scaffold Increases Islet Viability and Function" https://conexeu.com/wp-content/uploads/2025/05/Canadian-Journal-of-Diabetes-2013-Embedding-Islet-in-a-Liquid-Scaffold-Increases-Islet-Viability-and-Function.pdf **[Canadian Journal of Diabetes (2013)]**
[*3] Tissue Engineering Part A (2015) "An In-Situ Forming Skin Substitute Improves Healing Outcome in a Hypertrophic Scar Model" https://conexeu.com/wp-content/uploads/2025/05/Tissue-Engineering-Part-A-2015-An-In-Situ-Forming-Skin-Substitute-Improves-Healing.pdf **[Tissue Engineering Part A (2015)]**
[*4] Transplantation (2015) "Immunoprotection and functional improvement of allogeneic islets in diabetic mice, using stable indoleamine 2,3-Dioxygenase producing scaffold" **[Transplantation (2015)]**
[*5] Biomedical Materials (2016) "Polyvinyl alcohol-graft-polyethylene glycol hydrogels improve utility and biofunctionality of injectable collagen biomaterials" **[Biomedical Materials (2016)]**

(vi)   Forbes D., Russ B., Kilani RT., et al. Liquid dermal scaffold with adipose-derived stem cells improves tissue quality in a murine model of impaired wound healing. Journal of Burn Care & Research (2019)40(5); 550-557. [*6]

(vii)   Pourghadiri A., Alnojeidi H., Jalili R., et al., In situ forming nutritional and temperature sensitive scaffold improves the aesthetic outcome of meshed split-thickness skin grafts in a porcine model. Advances in Wound Care (2021) 10(3); 113-122. [*7]

(viii)   Pangli H., Vatanpour S., Hortamani S., et al. Incorporation of silver nanoparticles in hydrogel matrices for controlling wound infection. Journal of Burn Care & Research (2021) 42(4); 785-793. [*8]

(ix)   Pakyari M., Jalili R., Kilani R.T., et al., Studying the in vivo application of a liquid dermal scaffold in promoting wound healing. Experimental Dermatology (2021)31; 715-724. [*9]

(x)   Alnojeidi H., Kilani RT., Ghahary A. Evaluating the biocompatibility of an injectable wound matrix in a murine model. Gels (2022) 8,49. [*10]

(xi)   Amiri N., Ghaffari S., Hassanpour I., et al., Antibacterial thermosensitive silver-hydrogel nanocomposite improves would healing. Gels (2023) 9,542. [*11]

See "*Summary of CXU^{TM} Preclinical Studies and Research Publications*" for further details with respect to the foregoing peer-reviewed publications. All peer-reviewed publications relating to the CXU™ technology were generated and published through the University's research program, and the Company did not fund the published research described in these papers.

Corporate Development of the CXU™ scaffold technology

Following the Company's formation in 2022 and the acquisition of the intellectual property underlying the CXU™ scaffold technology, the Company initiated a structured translation of the academic research platform into a defined medical device candidate under a commercial development program. While an early device history file and Device Master Record ("**DMR**") framework had been generated during the academic phase (including documentation dating to 2015), the Company began developing a commercially focused DMR, quality documentation, and supporting standard operating procedures ("**SOPs**") consistent with customary medical device development practices and anticipated future U.S. Food and Drug Administration (FDA) submissions for a 510(k) medical device candidate. These activities included establishing design and documentation controls, defining product and process specifications, and initiating manufacturing scale-up planning and supplier readiness efforts.

Beginning in April 2025, the Company initiated Company-sponsored, non-GLP preclinical activities intended to support commercial development, including a rabbit study designed to evaluate persistence, local tissue response, and handling of CXU™ formulations over time, as well as bench testing to assess rheological characteristics and repeatability of gelation and handling properties. In September 2025, the Company expanded its commercial development program to include manufacturing process development, supplier qualification activities, biocompatibility testing program planning, regulatory strategy development, and formalized design and documentation processes. With respect to regulatory engagement, the Company initiated regulatory engagement, with the FDA in April of 2024 and September 2025. Collectively, these activities reflect the Company's transition of the

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[*6] Journal of Burn Care & Research (2019) Annual Meeting Abstract/Poster "Liquid Dermal Scaffold With Adipose-Derived Stem Cells Improve Tissue Quality in a Murine Model of Impaired Wound Healing" **[Journal of Burn Care & Research (2019)]**
[*7] Advances in Wound Care (2021) "In situ forming nutritional and temperature sensitive scaffold improves the aesthetic outcome of meshed split-thickness skin grafts in a porcine model" **[Advances in Wound Care (2021)]**
[*8] Journal of Burn Care & Research (2021) "Incorporation of silver nanoparticles in hydrogel matrices for controlling wound infection. **"[Journal of Burn Care & Research (2021)]**
[*9] Experimental Dermatology (2021) "Studying the in vivo application of a liquid dermal scaffold in promoting wound healing." **[Experimental Dermatology (2021)]**
[*10] Gels (2022) "Evaluating the Biocompatibility of an Injectable Wound Matrix in a Murine Model"
https://conexeu.com/wp-content/uploads/2025/05/Gels-2022-Studying-the-in-vivo-application-of-a-liquid-dermal-scaffold-in.pdf **[Gels (2022)]**
[*11] Gels (2023) "Antibacterial thermosensitive silver-hydrogel nanocomposite improves would healing." **[Gels (2023)]**

LEGAL_48855510.5

CXU™ scaffold technology from an academic research platform into a device candidate being advanced through a staged, pre-commercial medical device development program.

Intellectual Property

The Company's proprietary formula, CXU™, is an ECM scaffold device candidate protected by patents (collectively, the "**Patents**") in Australia, and the European Union (validated in Belgium, Switzerland, Germany, Spain, France, Great Britain, Ireland, Italy, and the Netherlands), Japan, and the USA, which form a critical barrier to entry and secure our competitive advantage in regenerative medicine. Origin and ownership of the Company's core patent rights were assigned from the University. Patent protection in Canada for such proprietary ECM scaffold technology remains pending. The Patents are summarized in the table below:

Jurisdiction	Patent No.	Grant Date (Expiry Date)	Technology	Claim Type
United States	10,865,811	December 2020 (February 2036)	ECM scaffold technology	Composition; method of preparing the composition
European Union	3,253,417	June 2023 (February 2036)	ECM scaffold technology	Composition; method of preparing the composition; use of a composition
Australia	2016214910	January 2022 (February 2036)	ECM scaffold technology	Composition; method of preparing the composition
Japan	6,937,696	September 2021 (February 2036)	ECM scaffold technology	Composition; method of preparing the composition
Canada	2,974,209	Pending (February 2036)	ECM scaffold technology	Composition; method of preparing the composition; product; use

The Patents are directed to and protect critical aspects of our ECM scaffold technology, including formulation, methods and temperature-triggered gelation, forming a significant barrier to entry for potential competitors. Certain aspects of our manufacturing processes remain as trade secrets.

While we believe our IP strategy is robust, no assurance can be given that newly filed patent applications will be granted or that issued patents will provide complete protection against competitive threats. Additionally, third-party patents, existing or newly granted, could potentially impact our ability to develop, manufacture, or market our current or pipeline products. By coupling stringent internal controls with strategic IP filings and continuous R&D, Conexeu aims to maintain and enhance our competitive edge in the regenerative medicine market for advanced wound care, aesthetic applications, and beyond.

Our Technology and Products

Conexeu was established to acquire and develop the patented device candidate, CXU™ an extra cellar matrix scaffold, an ECM technology designed to support a natural regenerative processes. In wound care, the CXU™ scaffold device candidate has demonstrated wound-healing performance in preclinical pilot studies [19] that we believe may be favorable in wound care, including observations consistent with reduced scarring and contracture and improved tissue quality;[13] these findings are preliminary, derived from non-clinical models, and may not be predictive of clinical outcomes. The

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[19] Tissue Engineering Part A (2015), *supra* note [*3]; Gels (2022), *supra* note [*10]; Gels (2023), *supra* note [*11]; Company data (animal data on file): We have generated internal preclinical data evaluating administration, local tissue response, and histologic remodeling in animal models; these internal datasets have not been peer-reviewed and may not be predictive of clinical outcomes.

scaffold is formulated as a liquid intended to conform to irregular wound geometries prior to transitioning at body temperature to a scaffold, and we are evaluating potential applications in acute wounds, burns, and complex wound presentations, including tunneling and dehiscent wounds.

Separately, we are conducting preclinical research to evaluate potential aesthetic applications using the same underlying CXU™ scaffold technology, including use as an injectable soft-tissue filler for facial indications and, over time, larger-volume applications in medical aesthetics.

Overall, Conexeu is developing a scaffold device candidate intended to support tissue integration across a range of potential clinical applications. The Company holds issued and pending patents in multiple jurisdictions, including the United States, Europe, and Japan, and has completed preclinical research to date. We are evaluating potential initial applications in wound care and, separately, potential aesthetic applications, and we may also explore additional research-use and other applications over time, including 3D bioprinting. We have not obtained FDA clearance or approval for any wound care or aesthetic indication, and any future development would be subject to additional research, demonstrated safety and performance, and applicable regulatory authorizations.

CXU™ Scaffold – 10 Minute Tissue™

<u>Overview</u>

CXU™ is an extra cellular matrix (ECM) scaffold device candidate that enables in-situ placement. The product is delivered as a flowable liquid that, upon exposure to body temperature (~37°C), quickly transforms into a stable gel within approximately 10 minutes. Its flowable form at room temperature allows precise application to irregular or deep wounds, while the temperature-triggered gelation ensures it conforms seamlessly to the target area. [20]

The scaffold is designed to support cellular infiltration and vascular ingrowth, supporting constructive tissue remodeling with organized regeneration signals rather than fibrotic scar formation. In preclinical models, intradermal placement has been associated with fibroblast migration, stimulation of new collagen formation, and vasculogenesis, while subcutaneous placement has been associated with collagen formation, adipogenesis, and vasculogenesis. [21]

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[20] Tissue Engineering Part A (2015), *supra* note [*3]; Journal of Burn Care & Research (2019), *supra* note [*6]; Advances in Wound Care (2021), *supra* note [*7]; Experimental Dermatology (2021), *supra* note [*9]; Gels (2022), *supra* note [*10]; Gels (2023), *supra* note [*11]
[21] Tissue Engineering Part A (2015), *supra* note [*3]; Journal of Burn Care & Research (2019), *supra* note [*6]; Advances in Wound Care (2021), *supra* note [*7]; Experimental Dermatology (2021), *supra* note [*9]; Gels (2022), *supra* note [*10]

LEGAL_48855510.5


10
MINUTE
TISSUE
Advanced Skin Substitute
Rapid Gel for Acute Wounds and Burns
+ CXU – Collagen ECM
+ Liquid to Gel - 10 minutes
+ Regenerative Tissue Support
+ Accelerated Healing
*Concept purpose only
CXU:
Skin Substitute
CXU:
Skin Substitute

Preclinical Evidence and Material Characteristics Overview

The CXU™ scaffold platform is supported by a series of peer-reviewed nonclinical publications spanning 2011 through 2023. These publications include bench and in vitro characterization of injectable collagen-based scaffold formulations, in vitro studies evaluating cell compatibility and functional endpoints, and in vivo evaluations in murine, rabbit, porcine, and rat models examining host response, tissue integration, wound closure metrics, histologic outcomes, and, for certain modified formulations, antibacterial activity. [22]

Proposed Mechanism of Action (Preclinical)

Based on published nonclinical research, CXU™ is a flowable, thermosensitive collagen-based ECM scaffold device candidate intended to transition in situ to a gel-like, three-dimensional collagen matrix near physiologic temperature, providing temporary structural support and conforming to the local tissue geometry. [23] The scaffold is intended to function as a temporary framework that supports host cell infiltration and vascular ingrowth as part of normal tissue repair, and to be gradually remodeled and resorbed through endogenous processes over time. [24] This proposed

[22] Acta Biomaterialia (2011), *supra* note [*1]; Canadian Journal of Diabetes (2013), *supra* note [*2]; Tissue Engineering Part A (2015), *supra* note [*3]; Transplantation (2015), *supra* note [*4]; Biomedical Materials (2016), *supra* note [*5]; Journal of Burn Care & Research (2019), *supra* note [*6]; Advances in Wound Care (2021), *supra* note [*7]; Journal of Burn Care & Research (2021), *supra* note [*8]
[23] Acta Biomaterialia (2011), *supra* note [*1]; Biomedical Materials (2016), *supra* note [*5]
[24] Engineering Part A (2015), *supra* note [*3]; Journal of Burn Care & Research (2019), *supra* note [*6]; Advances in Wound Care (2021), *supra* note [*7]; Experimental Dermatology (2021), *supra* note [*9]; Gels (2022), *supra* note [*10]

mechanism is primarily physical/structural rather than pharmacologic or metabolic activity. [25] All findings were generated in controlled laboratory settings or animal models. Reporting of adverse events in these publications is generally narrative and most publications do not present standardized adverse event tabulations. Animal physiology differs from human physiology, and rodent wound healing in particular differs from human wound healing dynamics. Accordingly, these nonclinical findings may not be predictive of clinical performance or safety in humans. [26]

- Material transition at the site of use (physical transformation): The published work describes a flowable collagen formulation that undergoes temperature-dependent fibrillogenesis and forms a 3D matrix in situ, which is a mechanistic step that enables how the material functions after delivery. [27]
- Structural scaffold function (architecture as the mode of effect): After gelation, the material functions as a porous ECM-like collagen network that provides temporary structural support and a framework for tissue interaction—i.e., the structure itself is the mechanism, not a released drug. [28]
- Host-driven cellular infiltration/integration (natural response to the scaffold): In animal models and histology-based evaluations, investigators report cell presence/infiltration within or at the scaffold–tissue interface, consistent with a scaffold that supports host integration as part of normal repair. [29]
- Vascular ingrowth and remodeling over time (constructive remodeling pathway): Published in vivo studies report findings consistent with vascular structures/markers and remodeling features in the presence of the scaffold, supporting the mechanistic concept that the material can participate in host-mediated tissue repair and remodeling. [30]
- Resorption/replacement (temporary scaffold lifecycle): The literature describes collagen scaffold behavior consistent with gradual enzymatic degradation and replacement by host tissue, which is a core part of a resorbable scaffold's mechanism (temporary support → remodeling). [31]

Wound closure and tissue integration (preclinical). Published nonclinical studies report observations consistent with improved wound healing dynamics, including reduced wound size and integration of an in situ-forming scaffold with host tissue, based on histology and model-specific healing metrics. [32]

Inflammatory response, remodeling signals, and cell viability (preclinical/in vitro). In published nonclinical studies, authors report findings consistent with a low inflammatory profile and constructive remodeling signals in treated tissues for cell proliferation, neovascularization, and tissue remodeling, and in vitro studies report non-cytotoxicity and formulation-dependent differences in physical/functional measures relevant to scaffold behavior. [33]

Summary of CXU™ Preclinical Studies and Research Publications

The Company's research has been included in numerous peer-reviewed publications (see "*Business – History*"). Below is a summary of the material characteristics of such publications, including the study type, design and scope, primary assessments, secondary assessments, statistical significance, and adverse effects.

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[25] Acta Biomaterialia (2011), *supra* note [*1]; Biomedical Materials (2016), *supra* note [*5]; Gels (2022), *supra* note [*10]
[26] Advances in Wound Care (2021), *supra* note [*7]; Experimental Dermatology (2021), *supra* note [*9]; Gels (2022), *supra* note [*10]; Gels (2023), *supra* note [*11]
[27] Acta Biomaterialia (2011), *supra* note [*1]; Biomedical Materials (2016), *supra* note [*5]
[28] Acta Biomaterialia (2011), *supra* note [*1]; Biomedical Materials (2016), *supra* note [*5]
[29] Engineering Part A (2015), *supra* note [*3]; Journal of Burn Care & Research (2019), *supra* note [*6]; Experimental Dermatology (2021), *supra* note [*9]; Gels (2022), *supra* note [*10]
[30] Engineering Part A (2015), *supra* note [*3]; Journal of Burn Care & Research (2019), *supra* note [*6]; Advances in Wound Care (2021), *supra* note [*7]; Experimental Dermatology (2021), *supra* note [*9]; Gels (2022), *supra* note [*10]
[31] Acta Biomaterialia (2011), *supra* note [*1]; Advances in Wound Care (2021), *supra* note [*7]; Experimental Dermatology (2021), *supra* note [*9]; Gels (2022), *supra* note [*10]
[32] Tissue Engineering Part A (2015), *supra* note [*3]; Journal of Burn Care & Research (2019), *supra* note [*6]; Advances in Wound Care (2021), *supra* note [*7]; Experimental Dermatology (2021), *supra* note [*9]; Gels (2022), *supra* note [*10]; Gels (2023), *supra* note [*11]
[33] Acta Biomaterialia (2011), *supra* note [*1]; Canadian Journal of Diabetes (2013), *supra* note [*2]; Tissue Engineering Part A (2015), *supra* note [*3]; Transplantation (2015), *supra* note [*4]; Journal of Burn Care & Research (2019), *supra* note [*6]; Advances in Wound Care (2021), *supra* note [*7]; Gels (2022), *supra* note [*10]; Gels (2023), *supra* note [*11]

Acta Biomaterialia (2011) — Injectable ECM formulation and bench/in vitro characterization [34]

- **Study type / model:** Bench + in vitro (laboratory assays; multiple cell types).
- **Design & scope:** The authors compared multiple collagen–GAG gel/scaffold formulations, including crosslinked variants and variants incorporating polyvinyl alcohol (PVA)–borate networks, to evaluate properties relevant to injectability, gelation/fibrillation kinetics, mechanical behavior, degradation resistance, and cell compatibility. Replicates are described as representing different gel batches (e.g., tensile testing described as six different batches in figure text; other assays report n=3 or n=9 in figure legends).
- **Primary assessments (as described):**
  - **Fibril formation / gelation kinetics** (turbidity-based measures and timing)
  - **Mechanical properties** (e.g., tensile modulus/strength measures)
  - **Enzymatic degradation resistance** (collagenase digestion quantified via hydroxyproline)
  - **Cell viability / cytotoxicity** (live/dead-type assays across cell types)
  - **Contraction behavior** in **free-floating fibroblast-populated scaffolds** (surface area over time)
- **Secondary/additional assessments:** Cellular organization in more complex constructs (e.g., multicellular skin substitute–type constructs) and scaffold microstructure/organization measures.
- **Statistical significance (examples reported):** PVA-containing variants were reported as having **higher tensile strength (P<0.05)**, **faster fibril formation (P<0.001)**, **reduced collagenase digestion (P<0.01)**, and **reduced contraction in a fibroblast-populated gel model (P<0.001)**, among other reported comparisons in figures/results.
- **Adverse events:** Not applicable (nonclinical bench/in vitro study; no animal adverse-event reporting).

Canadian Journal of Diabetes (2013) — Islet embedding in collagen composite scaffolds (in vitro + in vivo transplantation context) [35]

- **Study type / model:** In vitro assays (islet viability/function; fibroblast proliferation; enzyme activity measures) plus **in vivo transplantation/histology context** (the paper describes graft evaluation timepoints and immunostaining of retrieved grafts).
- **Design & scope:** Mouse islets were evaluated under **2D culture** versus embedding within **collagen matrix conditions** (including fibroblast-populated variants). The paper reports multi-timepoint follow-up (e.g., **days 1, 15, and 30** for in vitro viability/function assays) and describes long-term graft evaluation (e.g., **100 days post transplantation** images/sections referenced in the text).
- **Primary assessments (as described):**
  - **Islet viability** (Live/Dead viability/cytotoxicity assay at multiple timepoints)
  - **Glucose-stimulated insulin secretion** (insulin release in **low vs. high glucose**, reported as stimulation index)
- **Secondary/additional assessments:**
  - **Fibroblast proliferation** under different matrix conditions (cell counts over time)
  - **IDO activity readouts** (e.g., tryptophan catabolism markers over time) and **gene expression** measures (e.g., IDO mRNA over extended timepoints described).
  - **Histology / immunostaining** for insulin and glucagon is described for graft morphology/function evaluation.
- **Statistical significance (examples reported):**
  - Glucose responsiveness changes are reported with specific p-values in places (e.g., a **stimulation index** change reported as **p<0.001** for a comparison; another comparison reported as **p>0.05**).
  - Fibroblast proliferation differences across conditions are reported with **p<0.001** in the results text.
- **Adverse events:** The publication discusses "nontoxic"/viability-related observations in vitro; **animal adverse-event reporting is not presented in the manner typical of clinical studies**, and specific "adverse event" tables are not described in the extracted sections.

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[34] Acta Biomaterialia (2011), *supra* note [*1]
[35] Canadian Journal of Diabetes (2013), *supra* note [*2]

Tissue Engineering Part A (2015) — In situ–forming scaffold in a rabbit hypertrophic scar model [36]

- **Study type / model:** In vivo (preclinical) **rabbit ear hypertrophic scar** model with histology and immunostaining; includes molecular/marker assessments.
- **Design & scope:** Full-thickness rabbit ear wounds were treated and evaluated at defined timepoints, using **histologic scoring/metrics** and immunohistochemistry; the paper describes group sizes at the wound level (e.g., the methods text references **n=8 wounds per group** for histology assessments and **n=4** for certain mRNA analyses).
- **Primary assessments (as described):**
  - **Healing quality/scar metrics** (including **scar elevation index** and scar thickness/cellularity-type measures described in the methods/results)
  - **Histology** (including collagen staining approaches described)
- **Secondary/additional assessments:**
  - **Immunohistochemistry** for immune and tissue features (e.g., CD3 and other markers) and measures of vessel-like/nerve-like structures (marker-based).
  - **Gene expression / mRNA** analyses in subsets.
- **Statistical significance:** The methods describe **ANOVA with Tukey's multiple comparisons** and a **p<0.05** significance threshold; the results section reports selected endpoints reaching statistical significance (p<0.05) in the model.
- **Adverse events:** Specific adverse-event reporting (e.g., infections/mortality tables) is not described in the extracted sections.

Transplantation (2015) — IDO-producing scaffold and allogeneic islet outcomes in diabetic mice [37]

- **Study type / model:** In vivo (preclinical) mouse model (allogeneic islets in diabetic mice) plus immune function assays.
- **Design & scope:** The paper describes an IDO-producing scaffold approach, including **immune response assays** (e.g., splenocyte proliferation) and **graft survival/time-to-failure** outcomes in diabetic mice; detailed statistical methods are referenced as being in supplemental content, while the main text reports p-values for key comparisons.
- **Primary assessments (as described):**
  - **Immune response measures** (e.g., splenocyte proliferation readouts)
  - **Graft survival** (time-based survival comparison)
- **Secondary/additional assessments:** Tissue-level evaluations and functional measures are discussed; the paper notes additional methodological/statistical detail in supplemental materials.
- **Statistical significance (examples reported):** The results text reports statistically significant differences for certain immune and survival comparisons (e.g., **p<0.05** for immune assay comparisons and **p<0.01** for a graft survival comparison as reported).
- **Adverse events:** Specific adverse-event reporting is not described in the extracted sections.

Biomedical Materials (2016) — Bench/in vitro tunability of injectable collagen biomaterials (handling/gelation-related properties) [38]

- **Study type / model:** Bench + in vitro.
- **Design & scope:** The paper evaluates **injectable collagen biomaterial** behavior as a function of polymer modifications (e.g., PVA-related variants), focusing on **gelation/fibrillation kinetics**, handling-related properties, and cell-related assays in vitro, with multiple reported comparisons and p-values for selected endpoints.
- **Primary assessments (as described):**
  - **Fibrillation/gelation kinetics** measures and related physical properties

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[36] Tissue Engineering Part A (2015), *supra* note [*3]
[37] Transplantation (2015), *supra* note [*4]
[38] Biomedical Materials (2016), *supra* note [*5]

- - Mechanical/handling-relevant properties (laboratory characterization)
  - **Secondary/additional assessments:** In vitro cell compatibility/migration-type assessments are included as part of "biofunctionality" characterization.
  - **Statistical significance (examples reported):** The publication reports statistically significant differences for selected kinetic/physical parameters (e.g., **p<0.01** reported for certain comparisons).
  - **Adverse events:** Not applicable (bench/in vitro study).

Journal of Burn Care & Research (2019) — Murine impaired wound healing model (full paper) with liquid scaffold ± adipose-derived stem cells [39]

- **Study type / model:** In vivo (preclinical) murine model of impaired/delayed healing, with histology, immunostaining, and gene expression.
- **Design & scope:** Full-thickness wounds were assigned to **no treatment**, **liquid dermal scaffold (LDS)**, or **LDS + adipose-derived stem cells (ASCs)** with serial follow-up (e.g., days **7, 10, and 14** are reported for wound area).
- **Primary assessments (as described):**
  - **Wound open area / closure progression** via 2D photographic analysis at defined timepoints
  - **Re-epithelialization** supported by histology (Masson's Trichrome)
- **Secondary/additional assessments:**
  - **Epidermal thickness**, **collagen staining area**, and related tissue quality measures
  - **Angiogenesis markers** (e.g., CD31 capillary structures)
  - **Cell tracking / incorporation** (e.g., GFP-positive cells described for ASC group)
  - **Gene expression** (e.g., VEGF-α and HGF RT-PCR described)
- **Statistical significance (examples reported):** The authors report specific p-values for wound area differences (e.g., **p=.008**, **p=.006**, **p<.001** in certain comparisons/timepoints) and other endpoints (e.g., collagen content **p=.009**; angiogenesis readouts **p<.001**). Statistical methods include **ANOVA (Tukey–Kramer)** and **t-tests**, with **p<0.05** as the stated threshold.
- **Adverse events:** The paper focuses on histologic and healing endpoints; discrete adverse-event reporting (e.g., systemic toxicity tables) is not described in the extracted sections.

Advances in Wound Care (2021) — Porcine skin graft model (PubMed abstract-level detail) [40]

- **Study type / model:** In vivo (preclinical) **porcine** model involving meshed split-thickness skin grafts.
- **Design & scope:** The abstract describes a comparison of a MSTSG surgical protocol outcomes with an **in situ–forming thermosensitive scaffold** applied in a porcine graft setting, with follow-up assessments at specific post-procedure timepoints.
- **Primary assessments (as described in abstract):** Model-specific "aesthetic/healing" outcome metrics (including **scar elevation index** and **contraction index**) and gross appearance scoring.
- **Secondary/additional assessments:** The abstract references histology and systemic blood testing (CBC/chemistry-type) as part of safety/tolerability characterization.
- **Statistical significance:** The abstract reports **statistically significant** differences for certain scar/contracture metrics and appearance measures (reported as **p<0.05** for selected endpoints).
- **Adverse events:** The abstract notes blood-analysis findings (systemic parameters) but does not present clinical-style adverse-event tables.

Journal of Burn Care & Research (2021) — Silver nanoparticles in hydrogel matrices (review article) [41]

- **Study type / model:** Literature review (no preclinical experiment).
- **Design & scope:** The publication is described as a **literature review** addressing silver nanoparticle incorporation into hydrogel matrices for infection control applications.

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[39] Journal of Burn Care & Research (2019), *supra* note [*6]
[40] Advances in Wound Care (2021), *supra* note [*7]
[41] Journal of Burn Care & Research (2021), *supra* note [*8]

- **Endpoints / statistics / adverse events:** Because it is a review, it generally **does not define primary/secondary endpoints or report p-values/adverse events for one discrete study**; it synthesizes findings from multiple sources.

Experimental Dermatology (2022) — Liquid dermal scaffold in murine wound/burn models (PubMed abstract-level detail) [42]

- **Study type / model:** In vivo (preclinical) murine models full-thickness excisional wounds [A surgical procedure in which a cut is made through the skin to remove an entire lump] and deep burns are described in the abstract.
- **Design & scope:** The abstract describes application of a liquid dermal scaffold and evaluation of wound repair outcomes, including burn-related endpoints (e.g., scarring/contracture-type measures) and histologic outcomes.
- **Primary assessments (as described in abstract):** Wound closure dynamics and model-specific healing/scar endpoints (e.g., scar elevation index/contracture-type measures are referenced).
- **Secondary/additional assessments:** Histologic findings, including features consistent with tissue quality (e.g., hair-follicle–related observations described in the abstract).
- **Statistical significance:** The abstract uses "significant" language; **specific p-values are not presented in the PubMed abstract**.
- **Adverse events:** Not described in the abstract as clinical-style adverse events.

Gels (2022) — Murine biocompatibility and early host response after sub-dermal application [43]

- **Study type / model:** In vivo (preclinical) murine biocompatibility/host response model with histology and immunofluorescence quantification.
- **Design & scope:** Scaffolds were placed in **sub-dermal pockets** in mice; samples harvested after **1 and 2 weeks**; assessments included Masson's Trichrome and immunofluorescence staining/quantification for cell infiltration and immune markers.
- **Primary assessments (as described):**
  - **Integration/host response** on histology (including presence/absence of "foreign body reaction" features)
  - **Cell infiltration** (stromal and immune cell markers; quantification)
- **Secondary/additional assessments:** Marker-specific breakdown (e.g., Vim+, CD45+, CD3+) and time course changes in these markers.
- **Statistical significance:** Statistical plan states **triplicate experiments (n=3)** and **one-factor ANOVA with Tukey**, with **p<0.05** as significant. The results report significantly greater cellular infiltration in the liquid scaffold condition versus Integra® Flowable Wound Matrix and controls (e.g., **p<0.01** and **p<0.05** reported for certain comparisons) and **no significant differences** for certain T-cell measures (reported as **p>0.05**).
- **Adverse events:** The results text states "no evident adverse foreign body reaction" in the local tissue response context; systemic adverse-event reporting is not described.

Gels (2023) — Antibacterial thermosensitive silver–hydrogel nanocomposite (bench/in vitro + rat in vivo) [44]

- **Study type / model:** Bench/in vitro (cytotoxicity + antibacterial assays) and in vivo (rat infected wound and splinted wound healing model described in figures/captions).
- **Design & scope (from reported figure descriptions and methods snippets):** The study evaluates thermosensitive collagen–GAG hydrogel formulations loaded with different silver concentrations and assesses **cell compatibility**, **antibacterial activity**, and **wound healing** in vivo.
- **Primary assessments (as described):**

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[42] Experimental Dermatology (2021), *supra* note [*9]
[43] Gels (2022), *supra* note [*10]
[44] Gels (2023), *supra* note [*11]

- o **Cytotoxicity / cell viability** in human dermal fibroblasts, evaluated under an ISO 10993-5–referenced framework (per caption text).
- o **Antibacterial activity** (in vitro enumeration of bacteria after exposure; and in vivo infected wound CFU outcomes are described).
- o **Wound area reduction / closure** in a rat splinted full-thickness wound model (ImageJ-based wound area measurement described in captions).
- **Secondary/additional assessments:** Histology (Masson's Trichrome) and qualitative epithelialization observations are referenced in figure captions.
- **Statistical significance:** The statistical methods section reports use of **t-tests** and **one-way/two-way ANOVA** with Dunnett post hoc testing and significance thresholds (**$p<0.05$, $p<0.01$, $p<0.001$**). Figure captions describe statistically significant differences across selected antibacterial and wound-healing comparisons (with significance markers and p-thresholds).
- **Adverse events:** The publication's extracted sections emphasize antibacterial and wound closure outcomes; **clinical-style adverse-event reporting is not presented in the extracted lines**.

Limitations of nonclinical evidence

The referenced studies include bench, in vitro, and animal model experiments that vary in design, duration, and sample size. Follow up durations are generally short to mid term. Most publications do not present standardized adverse event tabulations, and safety observations are typically described narratively within the context of the study model. Animal physiology differs from human physiology, including differences in wound contraction dynamics and skin architecture. Accordingly, these nonclinical findings may not be predictive of safety or effectiveness in humans.

CAUTION: CXU™ IS A DEVICE CANDIDATE IN PRECLINICAL DEVELOPMENT AND IS NOT CLEARED OR APPROVED FOR MARKETING IN THE UNITED STATES OR ANY OTHER JURISDICTION.

Optimized for Better Tissue Integration

CXU™ device candidate demonstrates in preclinical studies improved conformability, placement, tissue integration in wounds through: (i) flowable application. (i) as a liquid at room temperature, the scaffold flows into irregular geometries and conforms to fill complex wound beds, (ii) thermosensitive setting; (def. material is responsive, or sensitive to heat or changes in temperature) gels in ~10 minutes, and forms a stable, elastic scaffold.

Viscosity, Flow, and Gelation Dynamics

As a flowable scaffold CXU™ maintains a low-viscosity liquid state at room temperature (viscosity: measuring flow resistance, where high viscosity means slow flow and low viscosity means easy flow), making it easier to apply and contour into complex wound beds and micro-defects where sheets, meshes, and powders can lack integration into the wound bed. Viscosity, flow and gelation dynamics of the CXU™ device candidate include: (i) flowability; (ii) temperature triggered gelation; (iii) safety and bio-composition; and (iv) ease in dosage and administration. [45]

CXU™ is low-viscosity liquid at room temperature that can be applied on deep or irregular wound profiles (trauma, burns, and full-thickness defects). The scaffold exhibits rapid gelation and transitions from liquid to gel at ~37 °C, achieving a stable scaffold in about ten minutes. [46]

The product is delivered as a flowable liquid that, upon exposure to body temperature (~37°C), quickly transforms into a stable gel within approximately 10 minutes.

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[45] Acta Biomaterialia (2011), *supra* note [*1]; Tissue Engineering Part A (2015), *supra* note [*3]; Biomedical Materials (2016), *supra* note [*5]; Advances in Wound Care (2021), *supra* note [*7]; Gels (2022), *supra* note [*10]

[46] Acta Biomaterialia (2011), *supra* note [*1]; Biomedical Materials (2016), *supra* note [*5]; Advances in Wound Care (2021), *supra* note [*7]; Experimental Dermatology (2021), *supra* note [*9]

Material handling and gelation behavior is evidenced through published work describing handling characterization relevant to wound coverage and injectability and scaffold formation, including temperature-dependent changes and gellation properties, which may inform handling characteristics in future laboratory and clinical settings. [47]

Preclinical studies have shown no adverse safety signals, and composition closely mirrors native extra cellular (ECM) for optimized integration. CXU™ is intended to be developed as a single 1.5 cc- 3cc application in the wound site, with potential for additional doses based on wound assessment, and is intended for one-time use per treatment site, ensuring sterility and consistent product performance.

Technical and Commercial Advantages

CXU™ has several technical and commercial advantages, including: (i) shelf stability; (ii) adaptable formulation and reconstitution; (iii) versatile delivery; and (iv) user-friendly operation.

CXU™ in lyophilized "powder" form (freeze-dried, water is removed create a dry material, storeable and later reconstituted before use) eliminates the need for refrigeration, significantly extending shelf-life and facilitating global distribution. Additionally, the collagen formula utilizes bovine collagen. CXU™ rehydrates in plasma, saline, or nutrient-rich media, allowing user-friendly reconstitution for different clinical scenarios. It is delivered through a simple syringe application and maintains stable flow properties at room temperature, adapting to standard surgical or wound care devices.

Competitive Advantage

Single-material backbone for multiple potential indications. The CXU™ collagen-based scaffold is being evaluated as a common material foundation that, if successfully developed and authorized, could support multiple potential product candidates across different care settings while leveraging shared formulation, characterization, and quality-system development. [48]

If achieved, this "single-backbone" approach may provide a commercial advantage by enabling staged expansion into multiple global verticals with reuse of core manufacturing and quality infrastructure, potentially improving speed-to-market by indication and supporting more efficient scaling, subject to regulatory authorization and market adoption.
Flowable placement and in situ conformity. CXU™ is intended to be delivered in a flowable form (flowable: capable of being delivered/spread as a liquid or semi-liquid) and to transition in situ (in situ: at the site of application in the body) to a gel-like scaffold, which may support placement across irregular wound and tissue geometries. [49]

If this conformability supports more consistent contact with the wound bed and tissue interfaces, it may support tissue integration and handling in clinical workflows, which could support adoption and, if validated in clinical studies, improved patient outcomes. [50]

ECM-scaffold architecture designed for tissue integration. CXU™ is a collagen-based ECM scaffold (ECM: structural network that supports cells in tissues) intended to provide a temporary architecture that may support cellular

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[47] Acta Biomaterialia (2011), *supra* note [*1]; Biomedical Materials (2016), *supra* note [*5]

[48] Acta Biomaterialia (2011), *supra* note [*1]; Canadian Journal of Diabetes (2013), *supra* note [*2]; Tissue Engineering Part A (2015), *supra* note [*3]; Transplantation (2015), *supra* note [*4]; Biomedical Materials (2016), *supra* note [*5]; Journal of Burn Care & Research (2019), *supra* note [*6]; Advances in Wound Care (2021), *supra* note [*7]; Experimental Dermatology (2021), *supra* note [*9]; Gels (2022), *supra* note [*10]; Gels (2023), *supra* note [*11]

[49] Acta Biomaterialia (2011), *supra* note [*1]; Biomedical Materials (2016), *supra* note [*5]; Advances in Wound Care (2021), *supra* note [*7]; Experimental Dermatology (2021), *supra* note [*9]

[50] Acta Biomaterialia (2011), *supra* note [*1]; Canadian Journal of Diabetes (2013), *supra* note [*2]; Tissue Engineering Part A (2015), *supra* note [*3]; Biomedical Materials (2016), *supra* note [*5]; Journal of Burn Care & Research (2019), *supra* note [*6]; Gels (2022), *supra* note [*10]; Company data (animal data on file): We have generated internal preclinical data evaluating administration, local tissue response, and histologic remodeling in animal models; these internal datasets have not been peer-reviewed and may not be predictive of clinical outcomes; Company data on file. Ongoing Company bench rheology data using published rheologic methods and comparator benchmarks. (e.g. Sundaram H, Voigts B, Beer K, Meland M. *Comparison of the Rheological Properties of Viscosity and Elasticity in Two Categories of Soft Tissue Fillers: Calcium Hydroxylapatite and Hyaluronic Acid.* **Dermatologic Surgery**. 2010;36(Suppl 3):1859–1865. DOI: 10.1111/j.1524-4725.2010.01743.x. https://eurekamag.com/research/052/247/052247840.pdf;] Lorenc ZP, Pilcher B, McArthur T, Patel N. *Rheology of Polymethylmethacrylate-Collagen Gel Filler: Physiochemical Properties and Clinical Applications.* **Aesthetic Surgery Journal**. 2021;41(3):NP88–NP93. DOI: 10.1093/asj/sjaa314. https://academic.oup.com/asj/article/41/3/NP88/5998105).

infiltration and vascular ingrowth (vascular ingrowth: formation of blood vessels into tissue) as part of constructive remodeling, based on preclinical observations. [51]

If these integration processes are confirmed in further studies, they may support more organized tissue remodeling and durable repair, which could translate into clinically meaningful outcomes and support adoption, subject to further study.

Competitive Landscape — Flowable / Particulate Wound Matrices

The U.S. advanced wound care market includes a range of FDA 510(k)-cleared flowable and particulate wound matrices, including collagen-GAG flowable matrices, porcine urinary bladder matrix (UBM) particulates, bovine collagen gels, and synthetic hydrogel matrices, which are generally intended for wound management and are offered in formats designed to conform to wound contours in accordance with their labeling. Representative examples include Integra® Flowable Wound Matrix (collagen-GAG flowable matrix), [52] MicroMatrix® (porcine UBM particulate),[53] and Excellagen® (bovine collagen gel). [54]


MARKET


Market

<u>Overview</u>

Market: Wound Care and Acute Wounds

The global advanced wound care market represents a large and expanding opportunity driven by demographic, clinical, and economic factors. Chronic and acute wounds - including diabetic foot ulcers, venous leg ulcers, pressure ulcers, surgical dehiscence, and complex burns - pose a significant and growing healthcare burden. Rising incidence of diabetes, obesity, and vascular disease, together with an aging population, is fueling demand for advanced therapies that accelerate healing, reduce complications, and lower overall treatment costs. [55]

Traditional wound care approaches, including standard dressings and skin grafts, are associated with inconsistent outcomes, elevated infection risk, and suboptimal cosmetic results. [56] Despite substantial expenditures, many wounds remain slow to heal, recurrent, or refractory to existing treatments, leading to higher hospitalization rates and long-term costs. In the United States alone, annual direct spending on chronic wounds exceeds $28 billion, underscoring the urgent need for innovative solutions. [57]

Advanced wound care technologies - spanning biologically active dressings, ECM scaffolds, and bioengineered skin substitutes - are increasingly adopted by hospitals, burn centers, and outpatient facilities. These products seek to replicate or enhance the body's natural regenerative processes, enabling faster wound closure, reduced scarring, and improved quality of life for patients. Industry research estimates that the global advanced wound care market was valued at $10.3 billion in 2022 and is projected to reach $17.8 billion by 2032, reflecting a 5.6% compound annual growth rate (CAGR). [58] The broader wound dressing segment, valued at $14.2 billion in 2023, is likewise expected to expand steadily at 4.2% CAGR through 2030. [59]

These growth drivers - rising chronic wound prevalence, increasing healthcare cost pressures, and regulatory emphasis on measurable patient outcomes—position next-generation regenerative biomaterials as a compelling market opportunity. Innovative scaffolds designed to provide biomimetic tissue environments, faster integration, and reduced

[51] *Ibid.*
[52] https://www.accessdata.fda.gov/cdrh_docs/pdf7/K072113.pdf?
[53] https://www.accessdata.fda.gov/cdrh_docs/pdf15/K153754.pdf?our
[54] https://www.accessdata.fda.gov/cdrh_docs/pdf11/K110318.pdf?
[55] Sen, C.K. et al., "Human Wounds and Its Burden: An Updated Compendium of Estimates," Advances in Wound Care (2021).
[56] Nussbaum, S.R. et al., "Health and Economic Burden of Chronic Wounds," Value in Health (2018).
[57] U.S. chronic wound cost estimates, Value in Health (2018), CMS data; updated by MedMarket Diligence (2023).
[58] Grand View Research, Advanced Wound Care Market Size Report, 2023–2032.
[59] Fortune Business Insights, Wound Dressings Market Size Report, 2024–2030.

39

inflammation have the potential to displace incumbent products and establish new standards of care. Companies that can deliver consistent, scalable solutions that shorten healing timelines and improve clinical outcomes are expected to capture meaningful share within a high-value, globally expanding sector.

Market: Dental Soft Tissue

Market Overview and Market Opportunity

The global dental soft tissue market represents a significant and underpenetrated opportunity at the intersection of periodontics, implantology, and oral reconstruction. Gum disease is among the most prevalent chronic conditions worldwide, with more than 42% of U.S. adults over the age of 30 showing signs of periodontitis and nearly 70% of those over 65 affected. [60] The burden is similar in the European Union, where aging demographics and high prevalence of diabetes and smoking amplify risk factors for periodontal disease. [61] This widespread incidence creates sustained demand for therapeutic interventions to regenerate or augment soft tissue and restore long-term oral health.

Within the dental sector, soft tissue procedures focus primarily on pocket reduction, connective tissue grafting, and soft tissue augmentation around implants. Connective tissue grafts harvested from the patient's palate remain the clinical "gold standard" for treating gingival recession, but limitations such as donor site morbidity, procedure complexity, and patient discomfort have created strong demand for biomaterial substitutes. [62] Collagen-based membranes and ECM scaffolds are widely utilized to stabilize clots, guide healing, and enhance attachment around teeth and implants. Geistlich's Bio-Gide® collagen membrane, derived from porcine pericardium, is the leading global product in this category and demonstrates the commercial viability of collagen scaffolds in dentistry. [63]

According to industry research and the Company's analysis of that research, the global periodontal device market relevant to soft- and hard-tissue support is estimated by the Company at approximately $4.2 billion in 2025, with soft tissue and gum regeneration representing a meaningful share of this total. [64] Growth is expected to continue at a mid-single-digit CAGR through 2030, driven by rising implant procedures, greater awareness of periodontal disease, and broader adoption of regenerative biomaterials. In addition, the introduction of next-generation scaffolds—engineered to mimic the natural human ECM and provide more predictable soft tissue integration—offers the potential to expand the market beyond current collagen membranes and autograft substitutes.

In the United States alone, an estimated 1.2 million periodontal flap and graft procedures are performed annually, with average treatment costs ranging from $1,000 to $3,000 per quadrant. [65] At a device cost of approximately $250 per use. These procedure volumes illustrate only a segment of the broader global periodontal device market context and represent a portion of the addressable global markets annual opportunity for regenerative scaffolds in periodontal soft tissue repair. The Company estimates that ECM-based tissue support technologies may have an addressable market opportunity of approximately $4.2 billion in the global periodontal device market.

Market: Medical Aesthetics

Market Overview and Market Opportunity

The global medical aesthetics sector has evolved rapidly over the past decade, shifting from traditional volumizing treatments toward regenerative and biostimulatory solutions that restore tissue quality and promote natural, long-lasting results. A central trend is the move away from "anti-aging" toward "aging-well," with patients seeking subtle, natural enhancements that support healthy appearance over time rather than dramatic, short-term changes. [66] Industry

---

[60] Centers for Disease Control and Prevention (CDC), National Health and Nutrition Examination Survey (NHANES) 2009–2010; CDC Oral Health Surveillance Report, 2022.
[61] European Federation of Periodontology ("EFP"), *Dossier on Periodontal Disease* (2020).
[62] American Academy of Periodontology, "Gum Graft Surgery," clinical guidance, 2023.
[63] iData Research, Global Dental Barrier Membrane Market Report (2023); Company publications.
[64] The $4.2B figure is a Company estimate derived from third-party market data and internal assumptions; actual market size may differ. Future Market Insights ("FMI"), *Periodontal Market: Global Forecast 2025 to 2035*; Company analysis.
[65] ADA Survey of Dental Fees (CDT codes D4240/D4241 flap surgery and/or D4260/D4261 osseous surgery).
[66] Allergan Aesthetics, Global Aesthetics Survey 2021.

surveys, including the Allergan Aesthetics Global Survey 2021, confirm that a significant share of consumers now prioritize outcomes linked to natural collagen restoration and durability. [67] This consumer shift has expanded the total addressable market for biologically based injectables and accelerated demand for products that can stimulate tissue renewal rather than simply displace lost volume.

Market fundamentals are strong

The International Society of Aesthetic Plastic Surgery (ISAPS) has reported consistent global growth in both female and male aesthetic procedures, reflecting broader acceptance across age groups and geographies. [68] The worldwide soft-tissue filler market reached approximately $5.08 billion in 2023 and is projected to exceed $10 billion by 2032, representing nearly a doubling of market size in under a decade. [69] The momentum is supported by expanding consumer segments, including younger "prejuvenation" patients entering the market earlier, thereby increasing lifetime value per patient.

Impact of GLP-1 weight-loss drugs

A new driver of growth is the widespread adoption of GLP-1 agonists such as Ozempic™ and Wegovy™, which have triggered visible facial and body tissue volume loss—a phenomenon colloquially known as "Ozempic Face." [70] Surgeons report increased demand for fillers, fat grafting, and adjunctive procedures to address hollowed features and skin laxity due to tissue loss, with nearly one in four clinicians forecasting sustained demand linked to GLP-1 therapies. [71] This structural trend represents an emerging large-volume opportunity not well served by existing hyaluronic acid (HA) fillers, which are primarily designed for temporary small, localized corrections.

Biostimulatory injectables are outpacing the category

While HA fillers dominate current sales, the biostimulatory filler market - led by products with calcium hydroxylapatite (CaHA), poly-L-lactic acid (PLLA), polycaprolactone (PCL), and polymethylmethacrylate (PMMA) - remains a concentrated but high-growth niche. CaHA fillers alone generated approximately $650 million in global sales in 2023 and is projected to more than double to $1.6 billion by 2030, reflecting clinician preference for products that stimulate endogenous collagen and elastin production. [72] This trend underscores the growing demand for safer, more effective materials that deliver regenerative benefits rather than temporary volume.

Changing consumer and regulatory dynamics

Several forces are reshaping product demand:

- **Safety concerns**: Reports of delayed-onset nodules, vascular occlusion, and long-term persistence have raised awareness of risks associated with synthetic and crosslinked HA fillers.
- **Regulatory pressures**: Authorities in the U.S., EU, and Asia are reviewing safety data more stringently, including durability and immunogenicity profiles of injectables.
- **Consumer fatigue**: Many patients report diminishing returns from frequent maintenance treatments, increasing openness to products with regenerative properties and longer intervals between sessions.
- **Expanded indications**: Demand is rising for large-volume corrections (face and body) in response to GLP-1–associated changes, creating an unmet need for biocompatible, regenerative solutions.

---

[67] *Ibid.*
[68] International Society of Aesthetic Plastic Surgery (ISAPS), Global Survey of Aesthetic Procedures, 2022.
[69] Market Data: Grand View Research, Soft Tissue Filler Market Size Report, 2024–2032.
[70] Arianna Johnson, "Cosmetic Surgery Trends: Weight Loss Drugs Drove Spike in Fillers and Facelifts Last Year," Forbes, June 25, 2024.
[71] Lori Solomon, "New Facial Plastic Surgery Survey Illustrates Impact of GLP-1 Receptor Agonists," Dermsquared, February 7, 2025.
[72] Grand View Research, Global Calcium Hydroxylapatite (CaHA) Filler Market Size & Outlook, 2024.

Opportunity for a collagen-based injectable. In preclinical development, our CXU™ scaffold device candidate is being evaluated for potential in medical aesthetics. This is early-stage and subject to additional development and applicable regulatory authorizations. Potential aesthetic opportunities may include:

(i)   small-volume facial applications, with a large addressable market

(ii)   larger-volume soft-tissue restoration applications, to address patient populations experiencing tissue volume loss, and

(iii)   applications within the broader "biostimulatory" category, where tissue regeneration is a key feature

This market opportunity and competitive environment remains uncertain and would depend on demonstrated safety and performance, regulatory approvals, clinical outcomes, and adoption by clinicians and patients.

GOVERNMENT REGULATION

U.S. Regulation of Medical Devices

510(k) Clearance Marketing Pathway

To obtain 510(k) clearance, a company must submit to the FDA a premarket notification demonstrating that the proposed device is "substantially equivalent" to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, such as devices marketed before May 28, 1976, devices reclassified from Class III to Class II or I, or devices found substantially equivalent through the 510(k) process.

The FDA's 510(k) review usually takes three to twelve months but may take longer. The FDA may request additional information, including clinical data, to make a determination regarding substantial equivalence. FDA also collects user fees for certain submissions and annual establishment fees.

If the FDA agrees that the device is substantially equivalent to a predicate, it grants clearance for commercial marketing. If it determines the device is "not substantially equivalent," the device is automatically designated as Class III. The sponsor must then either pursue the more rigorous PMA process or request a risk-based classification under the de novo pathway.

Once a device receives clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in intended use, requires a new 510(k) or possibly PMA approval. Manufacturers must determine whether a change requires resubmission, but the FDA can review and overrule such determinations. If the FDA disagrees, it can require cessation of marketing or a recall until authorization is granted. Noncompliance may result in significant penalties.

In the United States, medical devices are subject to regulation by the FDA, including classification into Class I, Class II, or Class III. The FDA ultimately determines the device classification and applicable regulatory pathway.

PMA Approval Pathway

Class III devices generally require PMA approval before marketing. The PMA process is more demanding than 510(k) and requires manufacturers to demonstrate safety and effectiveness with extensive preclinical and clinical data. PMAs must also include a full device description, manufacturing methods and facilities, quality controls, and proposed labeling.

Once submitted, the FDA first determines whether the PMA is sufficiently complete for review. While the statutory review period is 180 days, in practice the process can take several years. The FDA may convene an advisory panel of outside experts to evaluate the application. In addition, the FDA generally conducts pre-approval inspections of manufacturing facilities to ensure compliance with the Quality System Regulation (QSR). PMA applications are subject to user fees, which are higher than those for 510(k).

The FDA approves a PMA if the data provide valid scientific evidence and demonstrate reasonable assurance of safety and effectiveness. Approval may be conditional, requiring post-approval studies, long-term follow-up, labeling restrictions, or surveillance commitments. Failure to comply with post-approval requirements can result in withdrawal of approval.

Certain changes to an approved device, such as modifications in design, manufacturing facilities, or quality controls, may require a PMA supplement. Some changes are significant enough to require a new PMA, particularly where they affect intended use, operating principles, or performance in a way that constitutes a new generation of the device.

In the United States, the FDA approves premarket approval applications ("PMA") and are generally required before commercial marketing. The FDA ultimately determines the appropriate device classification and regulatory pathway for a device candidate, and may require additional data, including clinical data, as part of any PMA review.

De Novo Classification

In the United States, the FDA's De Novo classification process provides a pathway for certain novel medical devices for which there is no legally marketed predicate device. If a De Novo request is granted, the device may be classified as Class I or Class II and may establish a new device type that can serve as a predicate for future 510(k) submissions. Following De Novo classification, certain modifications to the device, or changes in intended use, may require additional FDA review or authorization, which could include a new 510(k) submission, an additional De Novo request, or, depending on the circumstances, approval of a PMA.

Medical device types that have not previously been classified default to Class III, regardless of risk. The de novo classification process provides a pathway for low- to moderate-risk devices without a predicate to be down-classified into Class I or II.

Manufacturers may now request de novo classification directly, without first submitting a 510(k). The FDA is required to decide within 120 days, though in practice it often takes longer. If the request is granted, the device may be legally marketed. However, the FDA may deny the request if it identifies a suitable predicate, determines the device is not low-to-moderate risk, or finds that special controls cannot adequately mitigate risks.

Once de novo classification is granted, subsequent modifications that significantly affect safety or effectiveness may require a new 510(k), another de novo request, or even PMA approval.

Clinical Trials

Clinical trials are often required to support PMA or de novo classification and sometimes for 510(k) submissions. All such trials must comply with FDA's Investigational Device Exemption (IDE) regulations, which govern labeling, prohibit promotion, and set requirements for monitoring, reporting, and record-keeping.

If a device poses a "significant risk" to health, an IDE application must be submitted and approved by FDA before starting human trials. Non-significant risk devices do not require an IDE submission but must still meet abbreviated IDE requirements. A significant risk device is typically one that is implanted, sustains life, or poses potential for serious harm.

Clinical studies must also be approved and overseen by Institutional Review Boards (IRBs). Even after approval, the FDA, sponsor, or IRB may suspend or terminate a trial if risks outweigh benefits. Sponsors and investigators must follow FDA requirements, including informed consent, adverse event reporting, trial monitoring, and strict protocol adherence.

Post-Market Regulation of Medical Devices

After market entry, devices remain subject to numerous FDA requirements, including:

- Product listing and establishment registration
- Quality System Regulation (QSR) and, once effective, the Quality Management System Regulation (QMSR)

- Labeling restrictions and prohibitions on off-label promotion
- Authorization for significant modification
- Medical Device Reporting (MDR) requirements for adverse events and malfunction
- Correction, removal, and recall reporting obligation
- Post-market restrictions or surveillance as necessary
- Compliance with FDA recall authority

Manufacturers must maintain device master files, history files, and complaint files, and are subject to routine and unscheduled inspections. Noncompliance can result in recalls, enforcement actions, or plant shutdowns. The FDA has broad enforcement powers, including:

- Warning letters, fines, injunctions, and civil penalties
- Recalls, seizures, or operating restrictions
- Suspension of production
- Refusal or withdrawal of clearances or approvals
- Criminal prosecution

Foreign Regulation of Medical Devices

In addition to U.S. requirements, devices are subject to foreign regulations.

European Union Regulation

Medical devices in the EU are governed by Regulation (EU) No. 2017/745 (Medical Devices Regulation, MDR), which replaced the Medical Devices Directive in May 2021. Unlike directives, regulations apply directly across member states.

Devices must comply with general safety and performance requirements. To demonstrate compliance, manufacturers undergo conformity assessments, usually with a notified body, unless the device is low-risk (Class I). Successful assessment results in a certificate of conformity, enabling CE marking and market entry across the EU.

Manufacturers are also subject to ongoing audits, incident reporting, and field safety corrective actions. Serious incidents and corrective actions must be reported to authorities.

Coverage and Reimbursement

In the U.S., commercial success depends on third-party payor coverage and reimbursement. Devices are typically reimbursed as part of the surgical procedure in which they are used. Coverage varies among payors but is often contingent on:

- Medical necessity
- Cost effectiveness
- Non-experimental use

Payors increasingly scrutinize pricing, billing, and care settings, and some require prior authorization for new or innovative technologies. Limited coverage or reimbursement can reduce demand even for FDA-cleared products.

Other U.S. Healthcare Laws

Medical device companies must also comply with other healthcare laws, including:

- Federal and state anti-kickback statutes
- Civil and criminal false claims laws
- Civil Monetary Penalty Laws

- HIPAA fraud provisions
- Physician Payments Sunshine Act transparency requirements

Violations can result in civil or criminal penalties, fines, exclusion from federal programs, and even imprisonment.

Healthcare Reform

Ongoing healthcare reforms and cost-containment efforts may limit coverage or reimbursement, placing additional pressure on medical device pricing and utilization. These measures could directly impact revenue and profitability across the industry.

Overview of Strategic Plan

Our strategic plan is focused on advancing our CXU™ scaffold device candidate through key development activities, including regulatory and clinical planning, manufacturing scale-up, and commercialization preparation. We intend to pursue a staged approach to market entry, initially focusing in North America on advanced wound care, veterinary care, dental applications, 3D bioprinting/research-use applications, and medical aesthetics. Over the longer term, and subject to obtaining applicable regulatory authorizations, we intend to enter these global markets.

Short-Term Objectives

<u>Regulatory and Clinical Milestones</u>

Within 12 months, the Company intends to finalize its initial submission to the FDA. We believe our device candidate may be regulated as a Class II medical device and anticipate seeking FDA clearance via the 510(k) premarket notification pathway. The FDA ultimately determines the device classification and applicable regulatory pathway, and the FDA may require additional data, may determine that the product is Class III, or may determine that a different regulatory pathway applies.

We intend to address any FDA queries promptly and ensure robust safety/efficacy data is provided as it relates to wound closure and tissue integration.

<u>Manufacturing Scale-Up (Concurrent)</u>

Concurrently with other short-term objectives, the Company intends to source CDMOs for manufacturing scale-up and aims to validate Current Good Manufacturing Practice ("cGMP") processes. This includes planning capacity expansion for near-future demand.

<u>Market Entry & Pilot Programs</u>

The Company would like to conduct early outreach and engage leading burn units, trauma wards, and specialized wound care clinics. If the device candidate receives 510(k) clearance by the FDA, the Company intends to begin investigating pilot studies to establish claims data.

<u>Post 510(k) Clearance</u>

The Company intends to pursue the following short-term objectives for device candidate CXU™ pending clearance by the FDA:

- Immediate CDMO review and retain (1-3months pre-510k submission)

  o Objective: Liaise with CMDO's, and establish contract manufacturing capabilities

- Reimbursement Strategy & Code Determination (9-12 months post-approval)

- o Objective: Access the U.S. reimbursement landscape and determine whether an existing Q-code or C-code applies, or if a new code is needed by engaging reimbursement consultants and gathering supporting documentation.

- Healthcare Common Procedure Coding System ("HCPCS") Application Prep (9-12 months post-approval)

  - o Objective: Submit a complete application for a Q-code or C-code during the Centers for Medicare & Medicaid Services ("CMS") specified windows by assembling clinical data, economic evidence, and pilot usage results and to begin partial early usage via transitional billing.

- Market Entry & Pilot Programs (9-12 months post-approval)

  - o A controlled, limited commercial release to a small number of real-world customers/sites to validate market assumptions, serviceability, training, pricing, and channel operations after 510(k) clearance (and any other necessary listings/registrations).

Pre-Commercialization

The Company aims to transition from pilot programs to broader market entry in North America for full-scale commercialization, once manufacturing can be established and the device has received clearance from the FDA.

The Company has the following mid-term research and market objectives:

- Enhanced Clinical Data & Expanded Labeling

  - o Objective: Conduct larger patient cohort studies for additional FDA indications (e.g., deeper wounds and burns) by using real-world data to support coverage discussions with Medicare Administrative Contractors ("MACs") and private insurers.

- Pricing & Coverage Determination

- Objective: Solidify stable reimbursement pathways under newly assigned codes or coverage guidelines by presenting robust clinical and economic data and monitoring Local Coverage Determinations ("LCDs") or potential National Coverage Determinations ("NCDs").

  - o Advocacy & Health Economics (Ongoing)

- Objective: Reinforce the value proposition with real-world cost savings by conducting pilot studies focusing on shorter hospital stays, infection rate reductions, and lower recurrence rates and engaging key opinion leaders ("KOLs").

Long-Term Objectives

The Company has the following long-term objectives:

- Platform Expansion & Diversification (post-510k Clearance)

  - o Objective: Leverage final coverage adoption for expansions into new wound types or updated labeling (e.g., post-surgical incisions and complex burn reconstructions) by developing next-generation ECM scaffolds and tissue for partial mastectomy repairs, potential large-volume reconstructive applications, or synergy with advanced 3D bio-printing.

- Global Market Leadership

o Objective: Achieve robust Medicare, Medicaid, and private payer acceptance by maximizing operational efficiency and securing global regulatory clearances and partnerships with top-tier group purchasing organizations ("GPOs").

- Sustainable Growth & Operational Excellence

    o Objective: File for updated coverage or codes if new data supports advanced usage scenarios to maintain product relevance, ensure high patient adoption, and fortify the Company's reputation as a leading innovator in regenerative medicine.

Three-Year PMA Strategy for Aesthetic Applications and R&D

Our three-year strategy for potential aesthetic applications is focused on advancing a 510k pathway premarket approval ("PMA") development program by generating preclinical and, if pursued and permitted, clinical evidence to support potential FDA approval of our collagen-based injectable device candidate. This strategy includes targeted research and development activities, preclinical testing, and staged clinical planning. Any human clinical investigation, if pursued, would be subject to FDA review and other applicable regulatory requirements, and the FDA may require additional data or different study designs other than currently contemplated.

Year 2026: Preclinical Optimization and Animal Studies

The Company has the following preclinical objectives for 2026:

- Preclinical Animal Studies (Currently ongoing):

    o **Study purpose.** The Company is conducting an ongoing nonclinical rabbit study to evaluate local tissue response, persistence, and histologic remodeling following injection of CXU™ collagen gel scaffold in a total of 24 New Zealand White rabbits, with planned assessments at approximately 3, 6, and 12 months (April 2025–July 2026). *(Animal data on file.)*

    o **Study design and scope.** Rabbits (approximately 2–5 kg) are randomized by injection site and scheduled for termination at predefined timepoints. Test materials are administered subcutaneously (panniculus adiposus) in prepared sites at least 2 cm from the midline, with injection sites permanently marked. Animals are monitored post-procedure, and tissues from injection sites and selected organs are collected at termination for histopathology and immunohistochemistry using multiple stains/antibodies to evaluate tissue response and remodeling. *(Animal data on file.)*

    o Primary assessments (safety/tolerability; nonclinical).

        • Local tissue response at injection sites (e.g., inflammatory cell infiltrate, foreign body response, fibrosis/capsule formation, necrosis) by histopathology/immunohistochemistry. *(Animal data on file.)*

        • Systemic observations (e.g., clinical observations, body weight) and gross pathology of major organs as applicable. *(Animal data on file.)*

    o Secondary/exploratory assessments (performance/feasibility; nonclinical).

        • Persistence/retention of injected material at each timepoint, including caliper-based measurements where applicable. *(Animal data on file.)*

        • Histologic evidence of tissue ingrowth/remodeling at injection sites (e.g., cellular infiltration and vascularization markers), evaluated descriptively. *(Animal data on file.)*

47

- o **Statistical significance / adverse events.** The study is ongoing and the Company has not finalized or disclosed statistical analyses or conclusions. Accordingly, any interim observations are preliminary and subject to change as additional timepoints are completed and data are analyzed. The Company has not disclosed a finalized adverse event summary for this study. [73]

- Rheology Testing (Currently ongoing): [74]

  - o Conducting on ongoing bench testing to characterize the rheologic properties of CXU™ formulations (e.g., viscosity and elastic/viscoelastic parameters) and to assess gelation behavior and to compare viscoelastic properties across commercially available dermal filler material under controlled conditions using published rheologic methods and comparator benchmarks. [75]

  - o Complete a comprehensive rheological analysis to confirm gelation kinetics (targeting 10 ± 1 minutes at body temperature) and validate mechanical properties compared to market-leading hyaluronic acid and biostimulatory dermal fillers.

Year 2027: Preclinical Evaluation and Data Expansion

The Company has the following objectives for 2027:

- FDA Pre-Submission Meeting (Q1 '27):

- o Engage the FDA in an early Q-Sub meeting to confirm proposed IDE/PMA pathways, for a pilot human clinical study design, and bench-testing requirements for CXU™, mitigating regulatory risk and aligning timelines before full submission.

- o We intend to engage with the FDA to obtain feedback to determine a regulatory pathway for aesthetic indications, including whether a 510K or PMA pathway and clinical study authorization (which may include IDE requirements) would apply, to align on key preclinical expectations before initiating any human study.

- Preclinical Safety and Tolerability Study:

  - o Conduct an FDA approved and expanded small-volume GMP animal study (e.g., rabbit models) to evaluate injection performance, tissue integration, and inflammatory responses.

- Clinical Pilot Feasibility:

  - o Initiate a pilot safety and feasibility GLP animal trial, focusing on small volume and large volume aesthetic applications such as facial rejuvenation and body contouring, respectively.

  - o Primary endpoints include safety, tolerability, and preliminary efficacy.

Years 2028/29: Pilot Human Clinical Trial

Pending FDA Guidance, the Company has the following objectives for 2028/29:

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[73] Company data (animal data on file): We have generated internal preclinical data evaluating administration, local tissue response, and histologic remodeling in animal models; these internal datasets have not been peer-reviewed and may not be predictive of clinical outcomes.

[74] Company data on file. Ongoing Company bench rheology data using published rheologic methods and comparator benchmarks.

[75] Company data on file. Ongoing Company bench rheology data using published rheologic methods and comparator benchmarks.; Sundaram H, Voigts B, Beer K, Meland M. Comparison of the Rheological Properties of Viscosity and Elasticity in Two Categories of Soft Tissue Fillers: Calcium Hydroxylapatite and Hyaluronic Acid. Dermatologic Surgery. 2010;36(Suppl 3):1859–1865. DOI: 10.1111/j.1524-4725.2010.01743.x. https://eurekamag.com/research/052/247/052247840.pdf; Lorenc ZP, Pilcher B, McArthur T, Patel N. Rheology of Polymethylmethacrylate-Collagen Gel Filler: Physiochemical Properties and Clinical Applications. Aesthetic Surgery Journal. 2021;41(3):NP88–NP93. DOI: 10.1093/asj/sjaa314. https://academic.oup.com/asj/article/41/3/NP88/5998105

- Pilot safety and Tolerability Study:
  - The Company intends to evaluate, with FDA input, a pilot clinical study designed to characterize safety and tolerability for one or more facial indications; any such study would be subject to further development and applicable regulatory requirements, which may include FDA authorization to conduct the investigation.
  - Q-Submission / Pre-Sub (Q1 '28) to obtain FDA feedback on proposed indication, endpoints, risk mitigations, and pivotal trail design.
  - Open-label, under FDA approved Investigational Device Exemption ("**IDE**") to establish safety & practicality of injections for small-volume facial areas.
  - Primary endpoints: acute & late adverse events, injection pain, preliminary wrinkle-severity change Secondary: histology on optional biopsies, rheology-to-clinical correlation ≈ 25-40 subjects
    - IDE approval in ±30 days once complete package is filed to fda.gov
    - Submit annual IDE progress report & safety line-listing at 6 months
  - End-of-Phase 2 (Pre-PMA) meeting: agree on labeling language & post-approval PMA study design
- **Pivotal Clinical Study**
  - The Company will under FDA direction evaluate a multicenter, controlled clinical study intended to support a potential PMA submission for one or more facial indications, and potentially additional indications over time, subject to further development and FDA feedback.
  - Multicenter, blinded, split-face or active-controlled study to demonstrate substantial equivalence or superiority for both small- and large-volume indications (mid-face, cheek, hand, potentially body contouring)
    - Primary end points at 6 months
    - Secondary end points at 12 months (efficacy and safety)
  - Key safety endpoints: e.g. nodules, granulomas, adaptive review after first 50 pts to allow dose-range refinement ≈ 180–250 subjects (mirrors Voluma pivotal: 235 treated / 47 control) at 10-15 U.S. & OUS sites; 12-month primary follow-up, with PAS through 24 months
  - Interim data packages (month 6 & month 12) submitted via PMA interactive review path
  - End-of-Study (PMA) FDA meeting: agree on labeling language & post-approval study design

Regulatory Note: Any human clinical investigation, if pursued, would be subject to FDA review and other applicable regulatory requirements, and the FDA may require an Investigational Device Exemption ("**IDE**")—particularly if the study is deemed a significant risk device study—as well as additional data or different study designs than currently contemplated.

Year 2030: Final PMA Submission

Pending FDA Guidance, the Company has the following objectives for 2030:

- Following completion of the pivotal clinical program, we would compile and submit a final PMA and study report to the FDA.
  - PMA compilation & filing
  - Lock database, complete statistical report, integrated safety summary, manufacturing & modules

  - Quality-system readiness audit

  - Compile and file PMA with interactive review pathway

  - Initiate manufacturing scale-up commercial launch preparation

Regulatory Note: Any commercialization would remain subject to the FDA's final review on an approved regulatory path, there can be no assurance that approval will be obtained.

Years 2027/28: **Veterinary Medicine Market Strategy**

The Company's CXU™ scaffold has been validated in animal models through preclinical research, demonstrating safety, efficacy, and tissue integration in animal models. Building on this foundation, we intend to strategically expand into the veterinary market to address tissue wounds in animals such as dogs, cats, and horses. Any commercialization will be subject to the Company's ability to scale manufacturing and produce a device for this market.

The Company has the following market strategy for veterinary medicine:

- Market Research & Partner Engagement:

  o Objective: Conduct targeted market surveys and engage with leading veterinary hospitals, specialty clinics, and distributors to assess demand, understand regulatory requirements, and identify key market segments and ensure ease of administration and alignment with veterinary standards.

- Product Adaptation:

  o Objective: Evaluate any necessary formulation or packaging adjustments to optimize the CXU™ scaffold for veterinary applications, ensuring ease of administration and compliance with industry standards.

- Strategic Planning & Sales Channel Development:

  o Objective: Develop a comprehensive go-to-market strategy tailored for veterinary practitioners, hospitals, and specialty clinics and establish collaborative channels with distributors to accelerate commercial penetration.

- Pilot Clinical Implementation:

  o Objective: Leverage our existing animal study data from animal research programs to initiate pilot clinical use in veterinary settings by collaborating with key opinion leaders to validate safety, efficacy, and best practice protocols. [76]

- Pivotal Clinical Programs & Commercial Launch:

  o Objective: Expand clinical deployments to collect robust data, refine product usage, and finalize market positioning by launching commercial activities in North America, with future plans for international expansion.

- Ongoing Support & Training:

  o Objective: Implement comprehensive training and support programs for veterinary practitioners to ensure proper integration and use of the product in routine veterinary care.

Years 2026/27: 3D Bioink Market Strategy

Conexeu is expanding its application for its device candidate CXU™ into the 3D printing space, leveraging our proprietary extra cellular (ECM) scaffold to develop printed tissue constructs. Our strategy is to adapt our current formulation and develop protocols that meet the rigorous demands of 3D bio-printing, thus opening possible new applications in reconstructive and regenerative medicine.

---

[76] Company data (animal data on file): We have generated internal preclinical data evaluating administration, local tissue response, and histologic remodeling in animal models; these internal datasets have not been peer-reviewed and may not be predictive of clinical outcomes.

The Company has the following bioink research objectives:

- Printing Protocols & Formulation:

    o Test and design protocols using the CXU™ scaffold to create a stable, printable bioink and optimizing printing protocol.

- Rheology & Mechanical Testing:

    o Conduct comprehensive laboratory tests to verify that the bioink exhibits a target gelation time of 10 ± 1 minutes at body temperature and demonstrates suitable mechanical properties for 3D printing.

- Prototype Development:

    o Produce initial tissue structure prototypes and perform in vitro assessments for cellular compatibility, structural integrity.

The Company has the following bio-printing objectives:

- Preclinical Animal Studies:

    o Utilize our established animal models to test 3D printing prototypes in constructing tissue analogs for in-situ preclinical research. [77]

- Evaluate outcomes such as integration, vascularization, and biomechanical stability:

    o Analyze preclinical data to optimize bioink properties, ensuring enhanced cell viability and reproducible printing performance.

- Collaborative Partnerships:

    o Initiate collaborations with leading 3D bio-printing companies and academic research centers to leverage complementary expertise and accelerate product development.

If the Company seeks to develop CXU™ for use as a medical-grade bioink intended for implantation or other clinical applications, the Company expects that additional development work would be required and that any clinical investigation, if pursued, would be subject to FDA review and other applicable regulatory requirements. Commercialization for any medical use would require applicable regulatory authorization, and there can be no assurance that the Company will obtain clearance or approval for such use.

Research-use activities may remain subject to FDA and other regulatory oversight depending on labeling, intended use, and other facts and circumstances.

Compliance with Environmental Laws

Compliance with foreign, federal, state and local laws that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, have not had a material effect on our capital expenditures, earnings or competitive position.

---

[77] Company data (animal data on file): We have generated internal preclinical data evaluating administration, local tissue response, and histologic remodeling in animal models; these internal datasets have not been peer-reviewed and may not be predictive of clinical outcomes.

DIRECTORS & OFFICERS

Name	Company Position(s) and Term(s)	Other Business Experience (Past Three Years)
Miles Harrison	President (October 23, 2025 to present) Chief Executive Officer (October 23, 2025 to present) Director (October 23, 2025 to present),	Director of Castle Biosciences, Inc.[(1)] (2020 to present); Co-Founder, President and Chief Executive Officer of Novaestiq Corp.[(2)](2021 to July 2025)
Stephen D. Inouye	Chief Financial Officer (November 13, 2023 to present) Secretary (April 8, 2025 to present) Treasurer (April 8, 2025 to present)	President of SDI Consulting, Inc.[(3)] (1995 to present)
Dr. Brian K. Pilcher, PhD	Chief Medical Officer (April 8, 2025 to present) President (April 8, 2025 to October 23, 2025) Director (May 14, 2025 to October 23, 2025)	President, Chief Medical Officer, and Director of Critical Mass Medical Affairs and Scientific Strategy Consultants [(4)] (2017 to present); Chief Science Officer of Suneva Medical [(5)] (2019 to 2024)
Dr. Claudia Chavez-Munoz, PhD	Chief Science Officer (April 8, 2025 to present) Chief Medical Officer (October 16, 2023 to April 8, 2025)	Research Scientist of Vancouver Coastal Health, Prostate Centre (2018 to 2024)
Jeff Sharpe	Director (May 14, 2025 to present) Non-executive Chairman (October 23, 2025 to present)	Director, Chief Executive Officer, and President of 1030630 B.C. Ltd.[(6)] (2017 to present)
Sebastian Purcell	Director (October 23, 2025 to present)	Associate Professor, State University of New York (SUNY) at Cortland (Sept. 2011 to present); Chief Executive Officer and Co-Founder, OnePointTwo Capital Management LLC[(7)] (March 2022 to present); Chief Executive Officer and Co-Founder,

LEGAL_48855510.5

		OnePointTwo Labs Analytics LLC[8] (Sept. 2016 to present)
Aaron Farberg	Director (October, 31, 2025 to present)	Chief Medical Officer of Bare Derm Group, Inc.; Executive Director at Reveal Research Institute, PLLC; Adjust Clinical Assistant Professor and Assistant Residency Program Director at UNT Health Science Center, Fort Worth, TX
David Bogart	Director (November 13, 2023 to present)	Chief Executive Officer, President, and Director of 0865546 B.C. Ltd. dba Coal Harbour Capital[9] (2009 to present)
Dr. Paul Lorenc	Director (May 14, 2025 to present)	Chief Executive Officer and Director of Lorenc Aesthetic Plastic Surgery[10] (1988 to present)

Notes:

(1)   Castle Biosciences, Inc. is a leading molecular diagnostics company focused on improving health through innovative tests that guide patient care.

(2)   Noaestiq Corp. is a growth-oriented aesthetic and medical dermatological innovations company.

(3)   SDI Consulting, Inc. is a consulting firm specializing in accounting, tax, bookkeeping and administrative services.

(4)   Critical Mass Medical Affairs and Scientific Strategy Consultants partners with biotech, pharma, and medical device companies to streamline facility startup, strengthen regulatory compliance, and accelerate time-to-market.

(5)   Suneva Medical is an aesthetics company focused on bringing novel, differentiated regenerative products to the aesthetic markets.

(6)   1030630 B.C. Ltd is private holding company focused on consulting and investing.

(7)   OnePointTwo Capital Management LLC is a New York-based investment and technology firm specializing in both traditional and digital asset management.

(8)   OnePointTwo Labs Analytics LLC is an analytics, marketing and educational firm.

(9)   0865546 B.C. Ltd. dba Coal Harbour Capital is a private holding company focused on consulting and investing.

(10)   Lorenc Aesthetic Plastic Surgery is an aesthetic plastic surgery centre in New York City.

OWNERSHIP & CAPITAL STRUCTURE

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify other securities of the Company
Common Stock with par value of $0.001	250,000,000	20,409,769	One vote per share	Holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.	N/A

				In the event of liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Company's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Company's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock.	
Preferred stock with par value of $0.001	50,000,000	Nil	Terms of preferred stock yet to be determined by board of directors	Terms of preferred stock yet to be determined by board of directors	Preferred stock, if and when issued, may take preference to the common stock in respect of voting, liquidation and/or dividend rights, depending on the terms of the preferred stock set by the board of directors at such time
Stock options to acquire shares of common stock	N/A	885,000	None	Each option entitles the holder thereof to acquire one share of common stock at exercise prices ranging from $0.40 to $2.30 per share	Exercise of options will dilute holders of common stock

54

				Each warrant entitles the holder thereof to acquire one share of common stock at exercise prices ranging from $0.001 to $2.30 per share	
Warrants to acquire shares of common stock	N/A	9,233,226	None		Exercise of warrants will dilute holders of common stock

Principal Security Holders

To the knowledge of the Company, there are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Exempt Offerings Conducted Within the
Past Three Years

The Company has conducted the following exempt offerings of securities within the past three years prior to domestication into the State of Nevada on April 10, 2025:

1. On November 2, 2022, we issued 1,518,750 shares of Common Stock (pre-consolidation and pre-reverse split – 17,550,000 shares) for gross proceeds of $17.55 pursuant to a private placement relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the one non-U.S. person.

2. On October 1, 2023, we issued 1,062,500 shares of Common Stock (pre-reverse split – 4,250,000 shares) for gross proceeds of $85.00 pursuant to a private placement relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the one non-U.S. person.

3. On October 10, 2023, we issued 1,575,000 shares of Common Stock (pre-reverse split – 6,300,000 shares) for gross proceeds of $126.00 pursuant to a private placement relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for one non-U.S. person and on Section 4(a)(2) of the Securities Act for the one U.S. person.

4. On November 20, 2023, we issued 312,500 shares of Common Stock (pre-reverse split – 1,250,000 shares) for services at a deemed price of $0.00008 per share for an aggregate value of $25.00 on a private placement basis relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act.

5. On November 20, 2023, we issued 1,031,251 shares of Common Stock (pre-reverse split – 4,125,000 shares) pursuant to a patent assignment agreement at a price of $0.008 per share. We relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act.

6. On February 16, 2024, we issued 750,000 shares of Common Stock (pre-reverse split – 3,000,000 shares) for aggregate value of $60.00 pursuant to amendment to assumed notes on a private placement basis relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for non-U.S. persons and on Section 4(a)(2) of the Securities Act for the U.S. persons.

7. On March 31, 2024, we issued 80,214 shares of Common Stock (pre-reverse split – 320,856 shares) for the settlement of an outstanding liability in the amount of $60,000.00 on a private placement basis relying on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

8. On May 16, 2024, we issued 125,000 shares of Common Stock (pre-reverse split – 500,000 shares) at a price of $0.80 per share to one individual pursuant to an advisory service agreement. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

9. On June 30, 2024, we issued 56,250 shares of Common Stock (pre-reverse split – 225,000 shares) for the settlement of an outstanding liability in the amount of $45,000.00 on a private placement basis relying on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

10. On August 21, 2024, we issued 258,335 units (each, a "Unit") (pre-reverse split – 1,033,334 Units) for aggregate gross proceeds of $186,000 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one common stock purchase warrant (each, a "Warrant") with each Warrant entitling the holder thereof to purchase additional share of our Common Stock (each, a "Warrant Share") at an exercise price of $0.72 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the one non-U.S. person and on Section 4(a)(2) of the Securities Act for the U.S. persons for the issuance of the Units.

11. On August 21, 2024, we issued 31,000 Units (pre-reverse split – 124,000 Units) at a price of $0.72 per Unit to one entity pursuant to a consulting agreement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of $0.72 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

12. On August 21, 2024, we issued 334,128 Unit (pre-reverse split – 1,336,500 Units) for aggregate gross proceeds of $249,925.50 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of $0.748 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

13. On August 21, 2024, we issued 40,095 Units (pre-reverse split – 160,380 Units) at a price of $0.748 per Unit to one entity pursuant to a consulting agreement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of $0.748 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

14. On August 21, 2024, we issued 118,750 Units (pre-reverse split – 475,000 Units) for aggregate gross proceeds of $95,000.00 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of $0.80 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

15. On August 21, 2024, we issued 14,250 Units (pre-reverse split – 57,000 Units) at a price of $0.80 per Unit to one entity pursuant to a consulting agreement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of $0.80 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

16. In September 2024, we issued 387,500 shares of Common Stock (pre-reverse split – 1,550,000 shares) for the settlement of outstanding liabilities in the aggregate amount of $88,712.00 on a private placement basis relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for non-U.S. persons and on Section 4(a)(2) of the Securities Act for the U.S. persons.

17. On September 15, 2024, we issued 750,000 shares of Common Stock (pre-reverse split – 3,000,000 shares) pursuant to the Debt Settlement Agreement, in exchange for the settlement of an outstanding liability in the amount of $22,500 on a private placement basis relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act.

18. On September 30, 2024, we issued 82,500 shares of Common Stock (pre-reverse split – 330,000 shares) for the settlement of outstanding liabilities in the aggregate amount of $66,000.00 on a private placement basis relying on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

19. On November 30, 2024, we issued 57,344 shares of Common Stock (pre-reverse split – 229,375 shares) for the settlement of outstanding liabilities in the aggregate amount of $45,875 on a private placement basis relying on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

20. On December 31, 2024, we issued 56,250 shares of Common Stock (pre-reverse split – 225,000 shares) for the settlement of an outstanding liability in the amount of $45,000.00 on a private placement basis relying on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

21. On January 15, 2025, we issued 687,500 Units (pre-reverse split – 2,750,000 Units) for aggregate gross proceeds of $550,000 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of $0.80 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

22. On January 15, 2025, we issued 82,500 Units (pre-reverse split – 330,000 Units) at a price of $0.80 per Unit to one entity pursuant to a consulting agreement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of $0.80 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

23. On January 31, 2025, we issued 94,000 shares of Common Stock (pre-reverse split – 376,000 shares) for the settlement of outstanding liabilities in the aggregate amount of $75,200 on a private placement basis relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the non-U.S. persons and on Section 4(a)(2) of the Securities Act for the one U.S. person.

24. On March 31, 2025, we granted 150,000 stock options (pre-reverse split – 600,000 stock options) to purchase 150,000 shares of Common Stock at an exercise of $0.80 per share and having and having an expiry date of March 31, 2026. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the grant of the stock options to the U.S. person.

The proceeds from the private placements have been used for general corporate and working capital purposes.

The Company has conducted the following exempt offerings of securities within the past three years post-domestication into the State of Nevada on April 10, 2025:

1. On April 10, 2025, pursuant to the domestication into Nevada, which is treated as a reincorporation, we were deemed to have issued 9,505,618 shares of Common Stock, 1,566,559 Warrants and 150,000 stock options (pre-reverse split – 38,022,445 shares, 6,266,214 Warrants and 600,000 stock options), which we relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the issuances to non-U.S. persons and on Rule 506(b) of Regulation D promulgated under the Securities Act for the U.S. persons.

2. On May 16, 2025, we issued 3,750,000 Units at a price of $0.40 per Unit for aggregate gross proceeds of $1,500,000 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of $0.40 per Warrant Share having an expiry date of three years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the issuance of the Units to non-U.S. persons.

3. On May 16, 2025, we issued 416,667 Units at a deemed price of $0.40 per Unit to one individual pursuant to the Business Advisory Agreement in consideration for the provision of independent advisory and consulting services by Urs Meier. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of $0.40 per Warrant Share having an expiry date of three years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the issuance of the Units to the non-U.S. person.

4. On May 16, 2025, we granted 100,000 stock options to purchase 100,000 shares of Common Stock at an exercise of $0.40 per share and having and having an expiry date of May 16, 2027. We relied on the exemption from the registration requirements provided by Section 4(a)(2) under the Securities Act for the grant to the U.S. person.

5. On June 5, 2025, we issued 4,000,000 performance warrants (each, a "Performance Warrant") to two entities and one individual pursuant to consulting agreements. The Performance Warrants shall vest in four equal tranches as more fully discussed under "Related Party Transactions", below. Each Performance Warrant entitles the holder thereof to purchase one additional share of our Common Stock (each, a "Performance Warrant Share") at an exercise price of US$0.001 per Performance Warrant Share having an expiry date of five years from the date of issuance of the Performance Warrants. We relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the issuance of the Performance Warrants to the non-U.S. persons and on Rule 506(b) of Regulation D promulgated under the Securities Act for the issuance of the Performance Warrants to the U.S. person.

6. On June 5, 2025, we issued 1,200,000 shares of Common Stock for gross proceeds of $1,200 pursuant to a private placement relying on the exemption from the registration requirements provided by Rule 506(b) of Regulation D promulgated under the Securities Act.

7. On June 7, 2025, we granted 225,000 stock options to purchase 225,000 shares of Common Stock at an exercise price of $0.40 per share and having an expiry date of June 7, 2030. We relied on the exemption from the registration requirements provided by Rule 701 under the Securities Act for the grants to U.S. persons and on Rule 903(b) of Regulation S promulgated under the Securities Act for the grant of stock options to the non-U.S. persons.

8. On June 20, 2025, we granted 150,000 restricted stock units to receive upon settlement 150,000 shares of Common Stock having a grant date fair value of $0.40 per share. We relied on the exemption from the registration requirements provided by Rule 701 under the Securities Act for the grant to the U.S. person.

9. On June 27, 2025, we granted 200,000 stock options to purchase 200,000 shares of Common Stock at an exercise price of $0.80 per share and having an expiry date June 27, 2030. We relied on the exemption from the registration requirements provided by Rule 701 under the Securities Act for the grants to the U.S. persons.

10. On September 19, 2025, we issued 2,348,136 shares of Common Stock at a price of $2.00 per share for gross proceeds of $4,696,273 pursuant to our Regulation Crowdfunding offering. In addition, we issued 46,962 shares of Common Stock to the intermediary, Equifund Crowdfunding Portal Inc. ("Equifund"), as partial compensation under the engagement agreement with Equifund. We relied upon the exemption from registration requirements of the Securities Act provided by Section 4(a)(6) of the Securities Act for the issuance of the 2,348,136 shares under the Regulation Crowdfunding offering. In addition, we relied upon the exclusion from the registration requirements of the Securities Act provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the shares issued to Equifund.

11. On October 9, 2025, we issued 151,826 shares of Common Stock at a price of $2.00 per share for gross proceeds of $303,652 pursuant to our final closing under the Regulation Crowdfunding offering. In addition, we issued 3,037 shares of Common Stock to Equifund, as partial compensation under the engagement agreement with Equifund. We relied upon the exemption from registration requirements of the Securities Act provided by Section 4(a)(6) of the Securities Act for the issuance of the 151,826 shares under the Regulation Crowdfunding offering. In addition, we relied upon the exclusion from the registration requirements of the Securities Act provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the shares issued to Equifund.

12. On October 28, 2025, we issued 592,514 shares of Common Stock at a deemed price of $2.00 per share pursuant to executive employment agreements, a Board member agreement and pursuant to the settlement of previously granted RSUs to a consultant. We relied upon the exemption from the registration requirements of the Securities Act provided by Rule 506(b) of Regulation D for the issuance of shares to U.S. persons, and upon the exclusion from the registration requirements of the Securities Act provided by Rule 903(b) of Regulation S for the issuance of shares to non-U.S. persons in offshore transactions.

13. On October 28, 2025, we issued 891,306 shares of Common Stock at a price of $2.30 per share for gross proceeds of $2,050,004 pursuant to a private placement. We relied upon the exemption from the registration requirements of the Securities Act provided by Rule 506(b) of Regulation D for the issuance of shares to the one U.S. person, and upon the exclusion from the registration requirements of the Securities Act provided by Rule 903(b) of Regulation S for the issuance of shares to one non-U.S. person in an offshore transaction.

14. On November 1, 2025, we granted 10,000 stock options to purchase 10,000 shares of Common Stock at an exercise price of $2.30 per share and having an expiry date November 1, 2030. We relied on the exclusion from the registration requirements of the Securities Act provided by Rule 903(b) of Regulation S for the grant to a non-U.S. person in an offshore transaction.

15. On November 14, 2025, we issued 87,956 shares of Common Stock at a price of $2.30 per share for gross proceeds of $202,299 pursuant to a private placement. We relied upon the exemption from the registration requirements of the Securities Act provided by Rule 506(b) of Regulation D for the issuance of shares to the seven U.S. persons.

16. On January 9, 2026, we issued 500,000 shares of Common Stock at a price of $0.001 per share pursuant to the exercise of outstanding performance warrants that had vested. We relied on the exclusion from the registration requirements of the Securities Act provided by Rule 903(b) of Regulation S for the issuance of the shares to the non-U.S. person in an offshore transaction.

17. On January 26, 2026, we issued 352,174 shares of Common Stock at a price of $2.30 per share for gross proceeds of $810,000 pursuant to a private placement. We relied upon the exemption from the registration requirements of the Securities Act provided by Rule 506(b) of Regulation D for the issuance of shares to the one U.S. person.

18. On February 6, 2026, we granted 200,000 stock options to purchase 200,000 shares of Common Stock at an exercise price of $2.30 per share and having an expiry date of February 6, 2031. We relied on the exemption from the registration requirements provided by Rule 701 under the Securities Act for the grants to the U.S. persons.

19. On February 11, 2026, we issued 563,573 shares of Common Stock at prices ranging from $0.72 to $0.80 per share for gross proceeds of $427,928 pursuant to the exercise of outstanding warrants pursuant to a warrant incentive program. We relied upon the exemption from the registration requirements of the Securities Act provided by Rule 506(b) of Regulation D for the issuance of shares to the seven U.S. persons, and upon the exclusion from the registration requirements of the Securities Act provided by Rule 903(b) of Regulation S for the issuance of shares to the one non-U.S. person in an offshore transaction.

20. On February 11, 2026, we issued 563,573 warrants having an exercise price of $2.30 per share and an expiry date of February 11, 2029 at a price of $0.001 per warrant pursuant to a warrant incentive program. We relied upon the exemption from the registration requirements of the Securities Act provided by Rule 506(b) of Regulation D for the issuance of the warrants to the seven U.S. persons, and upon the exclusion from the registration requirements of the Securities Act provided by Rule 903(b) of Regulation S for the issuance of warrants to the one non-U.S. person in an offshore transaction.

The proceeds from the private placements have been used for general corporate and working capital purposes.

RELATED PARTY TRANSACTIONS

Except as described herein, none of the following parties (each a "Related Party") has had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

- any of our directors or officers;

- any person proposed as a nominee for election as a director;

- any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

- any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

Our Board reviews any proposed transaction involving Related Parties and considers whether such transactions are fair and reasonable and in the Company's best interests.

Fiscal Year Ended October 31, 2025

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Critical Mass Scientific Strategy Consultants, LLC ("**Critical Mass**") and Brian Pilcher	Company owned by Brian Pilcher, the Chief Medical Officer of the Company	The Company entered into a services agreement dated April 1, 2025 (the "**Services Agreement**") with Critical Mass Scientific Strategy Consultants, LLC ("**Critical Mass**") for a term of six months from April 1, 2025, unless terminated sooner in accordance with the provisions therein. Pursuant to the Services Agreement, Brian Pilcher, the Company's President and Chief Medical Officer, will provide the Company with services relating to strategic direction, scientific support, business development support, research programs, budgeting, and medical affairs.	• The Company will pay Critical Mass US$10,000 per month and grant Critical Mass 100,000 post-reverse stock split Options to purchase up to 100,000 Option Shares at a price equal to US$0.40 per Option Share (post-reverse split). The Options will vest upon completion of the six months of the Services Agreement or at any time prior subject to the board of directors' discretion, and will expire and terminate at 5:00 p.m. (Pacific Time) on the date that is 24 months from the date of grant of the Options.

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
		On October 23, 2025, Mr. Pilcher resigned from his position as President and Director. Effective October 15, 2025, Mr. Pilcher became a full-time employee of the Company and entered into an executive employment agreement with the Company.	• For the year ended October 31, 2025, the Company incurred an expense of $70,000 paid to Critical Mass. • On April 1, 2025, the Company granted to the CMO, 100,000 stock options with an exercise price of $0.40 and that vest 6 months from the effective date of their service agreement or from April 1, 2025. The FMV of the stock options granted was determined to be $57,527 and as at October 31, 2025, had been fully expensed as stock-based compensation. • Effective October 15, 2025, the Company entered into an executive employment agreement (the "EEA") with Brian Pilcher to employ Mr. Pilcher as the Chief Medical Officer on an at-will basis. The compensation to be paid to Mr. Pilcher pursuant to the EEA is (i) a one-time inducement payment of $35,000, (ii) an annual base salary of no less than $240,000, (iii) eligibility for milestone bonuses totaling up to 31.25% of the base salary in effect from time to time, and (iv) an initial equity award of 87,861 shares and milestone-based equity awards of up to a maximum of 1.5% of the outstanding shares at the time of each equity grant as outlined in the EEA.
Stephen D. Inouye and/or SDI Consulting Inc.	CFO, Secretary and Treasurer, company owned by CFO	On November 13, 2023, the Company entered into a Consulting Services Agreement with SDI Consulting Inc., a company controlled by Stephen D. Inouye, pursuant to which SDI Consulting would provide bookkeeping and administrative services to the Company. Effective April 8, 2025, additional services as Secretary and Treasurer of the Company were added. Effective October 15, 2025, Mr. Inouye became an employee of the Company. The company controlled by Mr. Inouye, SDI Consulting will continue to provide bookkeeping and administrative services to the Company. These services are independent of Mr. Inouye's employment agreement with the Company. Effective January 1, 2026, Mr. Inouye became a full-time employee with the Company.	The Company will pay Mr. Inouye and/or SDI a minimum consulting fee of US$95 per billable hour and the Company will issue to Mr. Inouye 75,000 Options to acquire one share of common stock in the capital of the Company (an "**Option Share**") at an exercise price of US$0.40 per Option Share for 60 months from the date of issuance. For the year ended October 31, 2025, in accordance with his consulting agreement, the Company incurred expenses of $47,200 paid to SDI. On November 30, 2024, the Company converted outstanding payables of $10,875 owed to the CFO into 13,594 shares with a fair value of $640. On June 9, 2025, the Company granted to the CFO 75,000 stock options with an exercise price of $0.40 and that vested immediately. The FMV of the stock options was determined to be $26,843.

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			Effective October 15, 2025, the Company entered into an executive employment agreement (the "EEA") with Stephen Inouye to employ Mr. Inouye as the CFO and Secretary on an at-will basis. The compensation to be paid to Mr. Inouye pursuant to the EEA is (i) an annual base salary of no less than $216,000, (iii) eligibility for milestone bonuses totaling up to 25% of the base salary in effect from time to time, and (iii) an initial equity award of 43,931 shares and milestone-based equity awards of up to a maximum of 0.75% of the outstanding shares at the time of each equity grant as outlined in the EEA.
David Bogart	Co-founder and Director	The Company entered into a consulting services agreement dated May 14, 2025 with Mr. Bogart for an indefinite term unless and until terminated in accordance with the terms therein. Pursuant to such consulting service agreement, Mr. Bogart will (i) provide the Company with corporate management services, (ii) provide the Company with introductions to certain entities which could form strategic alliances or partnerships with the Company, including assisting with negotiations with respect to any such alliance or partnership, and (iii) assist the Company with strategic planning. This consulting services agreement replaces and supersedes the Bogart Agreement described above.	• Consulting fee of $10,000 per month • 1,000,000 common share purchase warrants (each, a "**Performance Warrant**") to acquire up to 1,000,000 shares of common stock in the capital of the Company (each, a "**Performance Share**") at an exercise price of $0.001 per Performance Share for sixty (60) months from date of issuance • Performance Warrants shall vest and be exercisable upon the following milestone events: (i) 250,000 Warrants upon the Company completing and receiving the results of the 3-month human collagen animal study (the "**Collagen Study**") in Boston, MA; (ii) 250,000 Warrants upon the Company listing its shares of common stock on a recognized stock exchange in North America; (iii) 250,000 Warrants upon the Company's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of ≥$80,000,000 in the currency of the recognized stock exchange in North America on which the shares of common stock are listed; and (iv) 250,000 Warrants upon the Company submitting a 510(k) application to the United States Food and Drug Administration ("**FDA**") • During the year ended October 31, 2025, the Company incurred expenses of $110,000, in accordance with a consulting agreement. • The Director is a director of an advertising company. During the year ended October 31, 2024, the Company incurred $7,250 in expenses that are included in advertising and promotion expenses on the statements of

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			operations. As of October 31, 2024, there are no amounts owed to this entity.
			• On June 5, 2025, the Company and the Director entered into an agreement for 1,000,000 Performance Warrants. The warrants have an exercise price of $0.001 and a term of 5 years. The milestones are as follows:
			Milestone 1 - 250,000 Warrants shall vest upon the Company completing and receiving the results of the three-month Collagen Study in Boston, MA. The grant date fair value of these warrants was $99,778. This milestone was successfully achieved on July 8, 2025. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $99,778 and is included within management and directors' salaries and fees on the statements of operations.
			Milestone 2 - 250,000 Warrants shall vest upon the Company listing its shares of common stock on The Nasdaq Stock Market, LLC, or any such other recognized stock exchange in North America. The grant date fair value of these warrants was $99,782. The fair value of these warrants will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025.
			Milestone 3 - 250,000 Warrants shall vest upon the Company's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of $80,000,000 or greater in the currency of the recognized stock exchange in North America on which the shares of common stock are listed. The grant date fair value of these warrants was $99,783. The fair value of these warrants will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025.
			Milestone 4 - 250,000 Warrants shall vest upon the Company submitting a 510(k) application to the FDA. The grant date fair value of these warrants was $99,782. The

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			Company assessed a greater than 70% probability that this would occur and anticipates this occurring by June 30, 2026. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $37,866 and is included within management and directors' salaries and fees on the statements of operations. • On June 9, 2025, the Company granted to the Director, 50,000 stock options with an exercise price of $0.40 and that vested immediately. The fair market value ("FMV") of the stock options was determined to be $17,895. • On November 1, 2025, an addendum was executed between the Company and Mr. Bogart reducing his monthly consulting fee to $9,900 per month.
N3GU Investments LLC ("**N3GU**") (Michael Wright)	Company owned by former director and former CEO	The Company entered into a consulting services agreement dated May 14, 2025 with N3GU for an indefinite term unless and until terminated in accordance with the terms therein. Pursuant to such consulting service agreement, N3GU will (i) provide the Company with corporate management services, (ii) provide the Company with introductions to certain entities which could form strategic alliances or partnerships with the Company, including assisting with negotiations with respect to any such alliance or partnership, and (iii) assist the Company with strategic planning. This consulting services agreement replaces and supersedes the Wright Agreement described above. Effective October 23, 2025, Mr. Wright resigned from his position as a Director, and the consulting agreement with N3gU was terminated.	• Consulting fee of $10,000 per month. • 1,000,000 Performance Warrants to acquire up to 1,000,000 Performance Shares at an exercise price of $0.001 per Performance Share for sixty (60) months from date of issuance. • Performance Warrants shall vest and be exercisable upon the following milestone events: (i) 250,000 Warrants upon the Company completing and receiving the results of the Collagen Study in Boston, MA; (ii) 250,000 Warrants upon the Company listing its shares of common stock on a recognized stock exchange in North America; (iii) 250,000 Warrants upon the Company's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of ≥$80,000,000 in the currency of the recognized stock exchange in North America on which the shares of common stock are listed; and (iv) 250,000 Warrants upon the Company submitting a 510(k) application to the FDA) • During the year ended October 31, 2025, the Director was granted 82,500 shares and 82,500 warrants. The shares vested immediately and had a fair value of $66,000. The warrants vested immediately, had an exercise price of $0.80 and a life of two years. The fair value of the warrants was $26,686.

64

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Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			The share-based compensation expense for the year ended October 31, 2025 was $92,686.
			• During the year ended October 31, 2024, the Director was granted 85,345 shares and 85,345 warrants. The shares vested immediately and had a fair value of $4,016. The warrants vested immediately, had exercise prices that ranged between $0.72 - $0.80 and a life of two years. The fair value of the warrants was $201. The share-based compensation expense for the year ended October 31, 2025 was $4,217.
			• The total expense, inclusive of the share-based compensation, was $173,500 and $136,860 during the years ended October 31, 2025 and 2024, respectively. These expenses are included within management and directors' salaries and fees on the statements of operations.
			• As of October 31, 2025 and 2024, $0 and $76,284, respectively, were unpaid and are included in accounts payable and accrued liabilities in the balance sheets.
			• On June 5, 2025, the Company and the Director entered into an agreement for 1,000,000 Performance Warrants. The warrants have an exercise price of $0.001 and a term of 5 years. The milestones are as follows:
			Milestone 1 - 250,000 Warrants shall vest upon the Company completing and receiving the results of the three-month Collagen Study in Boston, MA. The grant date fair value of these warrants was $99,778. This milestone was successfully achieved on July 8, 2025. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $99,778 and is included within management and directors' salaries and fees on the statements of operations.
			Milestone 2 - 250,000 Warrants shall vest upon the Company listing its shares of common stock on The Nasdaq Stock Market, LLC, or any such other recognized stock exchange in North America. The grant date fair value of these warrants was $99,782. The fair value of these warrants

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025. **Milestone 3** - 250,000 Warrants shall vest upon the Company's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of $80,000,000 or greater in the currency of the recognized stock exchange in North America on which the shares of common stock are listed. The grant date fair value of these warrants was $99,783. The fair value of these warrants will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025. **Milestone 4** - 250,000 Warrants shall vest upon the Company submitting a 510(k) application to the FDA. The grant date fair value of these warrants was $99,782. The Company assessed a greater than 70% probability that this would occur and anticipates this occurring by June 30, 2026. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $37,866 and is included within management and directors' salaries and fees on the statements of operations. • On June 9, 2025, the Company granted to the Director, 50,000 stock options with an exercise price of $0.40 and that vested immediately. The fair market value ("FMV") of the stock options was determined to be $17,895.
1036030 B.C. Ltd. ("**103 B.C.**") (Jeff Sharpe)	Company owned by the Non-Executive Chairman and Director	The Company entered into a consulting services agreement dated May 14, 2025 with 103 B.C. for an indefinite term unless and until terminated in accordance with the terms therein, pursuant to which Mr. Sharpe would provide CEO services through 103 B.C. On October 23, 2025, Mr. Sharpe resigned from his position as CEO and was appointed as Chairman of the Board of Directors.	• Consulting fee of $12,500 per month. • 2,000,000 Performance Warrants to acquire up to 2,000,000 Performance Shares at an exercise price of $0.001 per Performance Share for sixty (60) months from date of issuance. • Performance Warrants shall vest and be exercisable upon the following milestone events: (i) 500,000 Warrants upon the Company completing and receiving the results of the Collagen Study in Boston, MA; (ii) 500,000 Warrants upon listing its shares of

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			common stock on a recognized stock exchange in North America; (iii) 500,000 Warrants upon the Company's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of ≥$80,000,000 in the currency of the recognized stock exchange in North America on which the shares of common stock are listed; and (iv) 500,000 Warrants upon the Company submitting a 510(k) application to the FDA. • On May 14, 2025, the Company appointed a new CEO. In accordance with their consulting agreement, for the year ended October 31, 2025, the Company incurred an expense of $75,000. • On June 5, 2025, the Company and the Director entered into an agreement for 2,000,000 Performance Warrants. The warrants have an exercise price of $0.001 and a term of 5 years. The milestones are as follows: **Milestone 1** - 500,000 Warrants shall vest upon the Company completing and receiving the results of the three-month Collagen Study in Boston, MA. The grant date fair value of these warrants was $199,555. This milestone was successfully achieved on July 8, 2025. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $199,555 and is included within management and directors' salaries and fee on the statements of operations. **Milestone 2** - 500,000 Warrants shall vest upon the Company listing its shares of common stock on The Nasdaq Stock Market, LLC, or any such other recognized stock exchange in North America. The grant date fair value of these warrants was $199,563. The fair value of these warrants will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025. **Milestone 3** - 500,000 Warrants shall vest upon the Company's listed shares of common stock trading for at least 20 consecutive trading days at a market

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			capitalization of $80,000,000 or greater in the currency of the recognized stock exchange in North America on which the shares of common stock are listed. The grant date fair value of these warrants was $199,566. The fair value of these warrants will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025.
			Milestone 4 - 500,000 Warrants shall vest upon the Company submitting a 510(k) application to the FDA. The grant date fair value of these warrants was $199,563. The Company assessed a greater than 70% probability that this would occur and anticipates this occurring by June 30, 2026. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $75,732 and is included within management and directors' salaries and fees on the statements of operations.
Dr. Claudia Chavez-Munoz	Chief Science Officer	The Company entered into a consulting services agreement dated May 30, 2025 (the "**Chavez-Munoz Agreement**") with Dr. Claudia Chavez-Munoz for an indefinite term until terminated by either party with written notice at least 30 calendar days prior to the effective date of termination. Pursuant to the Chavez-Munoz Agreement, Dr. Chavez-Munoz will act as Chief Science Officer of the Company and provide services, including but not limited to, advancing the Company's core biomaterial technology, building the Company's future product pipeline, develop, test, and expand the applications of the Company's proprietary collagen-based platform across multiple medical and surgical markets Effective October 15, 2025, Dr. Chavez-Munoz became a full-time employee of the Company.	The Company will pay Dr. Chavez-Munoz a consulting fee of US$10,000 per month and issue to Dr. Chavez-Munoz 50,000 Options to acquire one share of common stock in the capital of the Company (an "**Option Share**") at an exercise price of US$0.40 per Option Share for 60 months from the date of issuance. The total expense incurred in connection with this agreement was $60,000 during the year ended October 31, 2025. The expense is included within management and directors' salaries and fees on the statements of operations. On June 9, 2025, the Company granted to the CSO, 50,000 stock options with an exercise price of $0.40 and that vest 12 months from the grant date. The fair value of the stock options granted was determined to be $18,553 and as at October 31, 2025, a total value of $7,320 had vested and was expensed as stock-based compensation and the remaining balance of $11,233 will be expensed as they vest in the coming months. Effective October 15, 2025, the CSO became a full-time employee and agreed to a remuneration package of an annual salary of $240,000 or $20,000 per month and, when available, access to a Company benefits plan. Additionally, the CSO was granted shares of the Company equaling

68

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			0.5% of the common shares of the Company on an issued and outstanding basis at the time of the effective date of the employment agreement, to be immediately vested. On October 15, 2025, this represented a total of 87,861 common shares with a fair value of $2.00 per share or a total of $175,723, expensed as part of the management and director salaries and fees.
Miles Harrison	CEO, President and Director	Effective October 15, 2025, Mr. Harrison became a full-time employee of the Company.	Effective October 15, 2025, the new CEO became a full-time employee and agreed to a remuneration package of an annual salary of $300,000 or $25,000 per month and, when available, access to a Company benefits plan. Until that plan is in place it was agreed to pay the CEO an additional monthly stipend of $2,000 for medical coverage. Additionally, the CEO was granted shares of the Company up to 2.5% of the common shares of the Company on an issued and outstanding basis at the time of the effective date of the employment agreement. This amounted to a total of 439,306 shares granted with a fair value of $878,612. Of these shares, 0.5% (87,861) will vest immediately on the effective date of this agreement and then 0.5% (87,861) will vest each year for four (4) years on the anniversary date of this agreement. For the year ended October 31, 2025, the Company expensed $175,722 as part of the management and directors' salaries and fees on the statements of operations relating to these shares. As of October 31, 2025, there is potential future unrecognized expense of $702,890. As at October 31, 2025, the Company recognized a payroll expense of $15,000 within management and directors' salaries and fees on the statements of operations however, as these wages were yet to be paid, they were reported as wages payable on the balance sheets as of the same date.

DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

This discussion and analysis and other parts of this Form C-AR contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under "Risk Factors" and elsewhere in this Form C-AR. You should carefully read the "Risk Factors" section of this Form C-AR to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled "Special Note Regarding Forward-Looking Statements."

Results of Operations

Results of Operations for the Fiscal Year Ended October 31, 2025 Compared to Period Ended October 31, 2024

Selected Financial Information

The table below discloses selected financial information for the periods indicated.

	Years Ended Oct 31,		Change
	2025	**2024**	
Revenue	nil	nil	nil
Total operating expenses	($3,962,446)	($643,883)	($3,318,563)
Total other income / expenses	$38,889	$172,016	($133,127)
Net Loss	($3,923,557)	($471,867)	($3,451,690)
Weighted average shares	12,642,004	6,733,707	5,908,297
Net loss per share [(1)]	($0.31)	($0.07)	($0.24)
Total assets	$7,688,711	$533,940	$7,154,771
Total liabilities	$336,018	$438,976	($102,958)
Shareholders' equity	$7,352,693	$94,964	$7,257,729
Working capital	$7,122,395	$6,378	$7,116,017

(1)   Basic and fully diluted net loss per share.

Revenues – We did not generate any revenues for the fiscal years ended October 31, 2025, and 2024.

Net Loss – We had a net loss of $3,923,557 for the fiscal year ended October 31, 2025 as compared to a net loss of $471,867 for the fiscal year ended October 31, 2024. The increased loss of $3,451,690 was reflective of the Company's increased business activity during the year ended October 31, 2025, compared to the same period in 2024. Having successfully raised capital, the Company initiated efforts to bolster key management, science and technical positions. Additionally, monies were spent to accelerate the research and development that had been initiated in 2024 and to begin the regulatory work for filing a 510K with the Food and Drug Administration ("**FDA**") in the United States of America. Finally, during the year ended October 31, 2025, the Company successfully completed a Regulation Crowdfunding and raised $5 million dollars.

The primary expenses for the fiscal year ended October 31, 2025 (as compared to the fiscal year ended October 31, 2024), included:

Advertising and Promotion: $54,389 (2024 - $10,461) The increase is primarily due to the ongoing development of the Company's digital presence. Work had begun on the Company's digital presence prior to October 31, 2024, but efforts intensified during this year end.

LEGAL_48855510.5

Business Development: $205,470 (2024 - $42,352) The increase was due to the Company beginning to attend conferences worldwide and commencement of an awareness program regarding its patent protected platform.

Consulting: $791,415 (2024 - $19,293) This includes stock-based compensation expensed to third-party consultants and advisors of $173,891 and $0 during the years ended October 31, 2025 and 2024, respectively. The increase is due to an increased engagement of third-party consultants and advisors to assist the Company develop its business and finance strategies, identify global markets, and provide other support services as the Company's general business activity increased.

Management and Directors Salaries and Fees: $2,271,581 (2024 - $273,858) This expense includes fees paid to officers and directors and increased as the Company began to engage individuals and consultants to assist in managing and directing the Company moving forward. A significant amount of this expense ($1,655,767) is non-cash fair valued compensation paid to incentivize the individual's engagement with the company. Noteworthy is that by the year end October 31, 2025, all four senior officers were now employed as employees of the Company.

Professional Fees: $310,875 (2024 - $59,349) consist primarily of legal fees associated with the transition of the Company from Canada to the U.S., fees involved with the multiple engagements and associated agreements, worldwide patent registration, and accounting fees related to the reviews and audits for the year ended October 31, 2024 and the nine months ended July 31, 2025.

Research and Development Costs: $272,699 (2024 - $237,729) includes fees paid to consultants and for materials used in the ongoing research and development program of the Company's patented IP. The research and development (R&D) program of the Company involves advancing the Company's core biomaterial technology and building the Company's future product pipeline. R&D activities focus on developing, testing, and expanding the applications of the Company's proprietary collagen-based platform across multiple medical and surgical markets. The increase includes consulting fees, and materials purchased during the year as the research and development program began to take shape and in support of the Company's 510K premarket submission with the FDA.

Other Income / Expenses: During the year ended October 31, 2025, the Company recorded a net total other income of $38,889 (2024 - $172,016). This amount consisted of income earned for a gain on conversion of payables of $43,176 and interest income of $1,731. These amounts were offset by interest expense on the Company's loans payable of $4,949 and a foreign exchange loss of $1,069.

Liquidity and Capital Resources

The following table sets out our cash and working capital as of October 31, 2025 and October 31, 2024:

	As at October 31, 2025	As at October 31, 2024
Cash reserves	$4,808,965	$314,616
Working capital surplus (deficit)	$7,122,395	$6,378

At October 31, 2025, we had cash and cash equivalents of $4,808,965, as compared to cash and cash equivalents of $314,616 at October 31, 2024. The increase in the cash reserves is mainly due to the closing of private placements during the fiscal year ended October 31, 2025. Additionally, as at October 31, 2025, the Company had Share Subscription Receivables of $2,000,000 cash that was deposited into the Company's bank account on November 5, 2025.

The continuation of the Company as a going concern is dependent upon its ability to obtain necessary debt or equity financing to continue operations until it begins generating positive cash flow. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Due to this, there is substantial doubt about the Company's ability to continue as a going concern. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing.

Cash Flows

	Year Ended October 31,		
	2025	2024	Change
Net cash used in operating activities	($1,669,975)	($225,439)	($1,444,536)
Net cash used in investing activities	($89,994)	Nil	($89,994)
Net cash provided by financing activities	$6,283,384	$534,637	$5,748,747

Cash Used in Operating Activities

Cash used in operating activities during the year ended October 31, 2025, was $1,669,975 (2024 – $225,439). This change was driven primarily by the net loss of $3,923,557 (2024 – loss of $471,867), which was offset by $2,155,994 (2024 – negative $176,143) in non-cash items. Of this total non-cash items, $2,181,920 (2024 – 7,008) represents equity issuances for services provided.

Cash Used in Investing Activities

Cash used in investing activities during the year ended October 31, 2025, was $89,994 (2024 - $nil). The change was primarily driven by a loan of $71,326 (2024 - $nil) to a private company that the Company had considered as a potential acquisition. The remaining $18,668 (2024 - $nil) represents the costs for the purchase of primarily computer equipment.

Cash Provided by Financing Activities

Cash from financing activities during the year ended October 31, 2025, was $6,283,384 (2024- $534,637). The increase in cash from financing activities is driven by multiple private placements, both brokered and non-brokered, that were closed during the year ended October 31, 2025, resulting in proceeds received, net of issuance costs, of $6,423,957 (2024 - $531,000). Reductions in the cash from the financing activities, include repayment of the loan to the University of $94,206 (2024 - $nil) and a shareholder's loan of $4,190 (2024 – loan from shareholder $3,637). An additional $42,177 (2024 - $nil) in cash was used toward offering costs for future offerings.

Plan of Operations

The continuation of our current plan of operations, and our forward-looking strategy, requires us to raise additional capital. We have already raised a little over $9 million during the fiscal year ended October 31, 2025 as well as additional amounts discussed in the subsequent events below.

We will require the following capital as outlined in the table below to carry out the following near-term and longer-term goals. The approximate timing and estimated costs associated with these target milestones are also summarized below. These target dates and cost estimates may change subject to multiple factors including, but not limited to, the following: (i) the current government shutdown; (ii) FDA requirements for new validations and resubmissions; (iii) supplier variability and sterilization/packaging validation failures; (v) regulatory process delays; and (vi) market and industry acceptance of the Company's products.

	Target Milestone	Target Start Date	Target Completion Date	Cost Estimate
1.	510(k) submission to FDA	Q1 Fiscal 2026	Q1 Fiscal 2027	$1,621,000
2.	Manufacturing Scale-Up	Q1 Fiscal 2027	Q3 Fiscal 2027	$250,000
3.	Market Entry & Pilot Program	Q2 Fiscal 2027	Q4 Fiscal 2027	$225,000

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, expenses, results of operations, liquidity, or capital resources that is material to investors.

Subsequent Events

On November 1, 2025, the Company granted 10,000 stock options to a new employee with an exercise price of $2.30 per share, vesting 12 months from the effective date of the employment agreement and expiring 5 years from the grant date.

On November 4, 2025, the Company and a former director reached a separation agreement wherein a one-time lump sum payment of $50,000 was paid to the company of which the former Director 1 is a director. It was also agreed that the options previously granted to the former director on June 9, 2025, would continue to maintain the original expiry date of June 8, 2030, rather than expiring 90 days following termination or resignation or January 31, 2026.

On November 5, 2025, the Company received $2,000,000 that had been previously held in trust in settlement of the Share Subscription Receivable as at October 31, 2025.

On November 12, 2025, the Company issued 87,956 shares of common stock at a price of $2.30 per share for gross proceeds of $202,299 pursuant to a non-brokered private placement.

On October 1, 2025, the Board of Directors approved a Warrant Exercise Incentive Program (the "**Incentive Program**") inviting current warrant holders to exercise their warrants early at the existing exercise price and if they choose to do so, they are then entitled to subscribe for a new full warrant for each warrant exercised, with a purchase price of $0.001, a 36-month expiry date and an exercise price of $2.30. The initial expiry date of the Incentive Program was December 31, 2025, however, on December 15, 2025, the Board agreed to extend the expiry date of the Incentive Program to April 30, 2026. From November 1, 2025 to January 30, 2026, a total of $428,556 had been received by the Company representing a total number of shares to be issued of 563,573 common shares and new warrants issued of 563,573.

On December 23, 2025, a Director of the Company, exercised 500,000 milestone warrants for a total amount of proceeds of $500. The Company issued 500,000 common shares in connection with this warrant exercise.

On January 9, 2026, the Company entered into a two-year agreement with a consultant to provide marketing expertise related to brand awareness, market influence and the Company's overall marketing strategy. The consultant will be paid quarterly the equivalent of $10,000, in either cash or common shares of the Company, at the discretion of the consultant. The calculation of the amount of common shares of the Company to be issued will be based on the most recent financing common share price if the Company is private at the time, and if the Company is publicly traded on a recognized North American stock exchange, then the calculation will be based on the 20 day volume weighted average pricing immediately prior to the payment date. In addition, at the end of each year of the initial term of the agreement and second term, if the agreement is extended, the consultant shall be granted 50,000 common shares of the Company.

On January 26, 2026, the Company issued 352,174 shares of common stock at a price of $2.30 per share for gross proceeds of $810,000 pursuant to a non-brokered private placement.

Critical Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of no more than three months. There are no cash equivalents as of October 31, 2025 or 2024. At times, the Company's cash balance exceeds the federally insured limits. The total uninsured cash and cash equivalents balance as of October 31, 2025 and 2024, were $4,554,887 and $214,616, respectively.

Restricted Cash

Restricted Cash equaling $25,155 represents funds held in a guaranteed investment certificate as collateral for the credit cards issued to the Company.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A, Expenses of Offering. ASC 340-10-S99-1 states that specific incremental costs directly attributable to a proposed or actual offering of equity securities incurred prior to the effective date of the offering may be deferred and charged against the gross proceeds of the offering when the offering occurs. As of October 31, 2025, the Company capitalized deferred offering costs of $42,177 related to private placements.

Patents

Patent costs reflect the costs incurred by the Company to acquire the patents from the original patent holders. Capitalized patent costs are amortized on a straight-line basis over the patent term. Costs related to filing and maintenance of the patents, including legal and consulting expenses related to making such applications, are expensed as incurred.   Impairment of patent costs was evaluated as of October 31, 2025 by management, to identify whether events or changes in circumstances require an impairment assessment. Capitalized patent costs are amortized on a straight-line basis over the patent term.

Fair Value of Financial Instruments

Our financial assets and liabilities measured at fair value on a recurring basis consist primarily of prepaid expenses, accounts payable and accrued liabilities, due to shareholders, and loan payable. The carrying amount of prepaid expenses, accounts payable and accrued liabilities, due to shareholders approximate fair value because of the short-term maturity of such instruments.

We have categorized our assets and liabilities that are valued at fair value on a recurring basis into a three-level fair value hierarchy in accordance with U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

Assets and liabilities recorded in the balance sheets at fair value are categorized based on a hierarchy of inputs, as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Quoted prices for similar assets or liabilities in active markets that are observable for the asset or liability either directly or indirectly through market corroboration, for substantially the full term of the financial instrument

Level 3 – Unobservable inputs for the asset or liability

The Company had no Level 3 assets that were required to be valued at fair value as of October 31, 2025 or October 31, 2024.

Advertising Expenses

Advertising expenses for the years ended October 31, 2025 and 2024 were $54,389 and $10,461, respectively.

Research and Development Expenses

Research and development expenses are expensed as incurred and consist principally of internal and external costs, which include the cost of contract research services, laboratory supplies and development and manufacture of preclinical compounds and consumables for preclinical testing. Research and development expenses for the years ended October 31, 2025 and 2024 were $272,699 and $237,729, respectively.

Stock-Based Compensation

The Company applies the provisions of ASC 718, Compensation-Stock Compensation ("ASC 718"), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, including employee stock options and warrants, in the statements of operations.

For stock options and warrants issued to employees and members of the Company's Board of Directors (the "Board") for their services, the Company estimates each option's grant-date fair value using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option and warrant, the expected volatility of the Common Stock consistent with the expected life of the option and warrant, risk-free interest rates, and expected dividend yields of the Common Stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options and warrants on a straight-line basis over the requisite service period, generally the vesting term. Forfeitures are recorded as incurred instead of estimated at the time of grant and revised.

Under Accounting Standards Update ("ASU") 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Non-Employee Share-Based Payment Accounting, the Company accounts for stock options and warrants issued to non-employees for their services in accordance with ASC 718. The Company uses valuation methods and assumptions to value the stock options and warrants that are in line with the process for valuing employee stock options and warrants noted above.

The fair value of the Company's stock was determined by management and, in doing so, considered in part upon third-party 409A valuations through July 31, 2025. A 409A valuation is an independent appraisal of a private company's common stock fair market value. The valuations were performed on the following dates: inception through December 30, 2024, December 31, 2024, June 5, 2025, and July 31, 2025.

The Company determined the fair value of the Company's stock from inception through December 30, 2024 by using the asset approach, as this was believed to be the most appropriate method due to very limited equity issuances, limited operations, and there being significant doubt about the Company's ability to continue as a going concern. The fair value of the shares from this valuation was determined to be $0.05.

The fair value of the Company's stock as of December 31, 2024, June 5, 2025, and July 31, 2025 was determined by using the market approach which was believed to be the most appropriate valuation methodology, whereby the fair value was equal to the price of the shares purchased in the most recent equity raises. The Company determined these dates for the valuations due to achievement of significant business milestones, including but not limited to, the continuation and restructuring of the Company from British Columbia, Canada to Nevada, USA, assignment of the IP patent, successes in the research and development program and an increasing scope of potential markets for the Company's IP. The December 31, 2024, June 5, 2025, and July 31, 2025, valuations concluded that the fair value was equal to the most recent sale of equity securities, which was $0.80 (price post 4:1 reverse split), $0.40, and $2.00 respectively.

Subsequent to July 31, 2025, management determined the fair value of the shares was equal to the last raised price, as on July 31, 2025, the date the Company started its Regulation Crowdfunding offering at $2.00.

Warrants

Warrants are accounted for in accordance with applicable accounting guidance provided in ASC 815. Derivatives and Hedging – Contracts in Entity's Own Equity as equity instruments based on the specific terms of the warrant agreement. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

Net Loss per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share ("EPS"). The Company computes basic loss per share by dividing the loss attributable to holders of Common Stock for the period by the weighted average number of shares of Common Stock outstanding during the period. The Company's warrants could potentially be exercised or converted into Common Stock and then share in the earnings of the Company. However, these convertible instruments were excluded when calculating diluted loss per share because such inclusion would be anti-dilutive for the periods presented. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Potentially dilutive securities, which are not included in diluted weighted average shares outstanding for the years ended October 31, 2025 and 2024, consist of the following (in common stock equivalents):

	October 31, 2025	October 31, 2024
Warrants	8,733,226	796,559
Options	675,000	-

Basic EPS as calculated in these accompanying financial statements have included the potential dilutive effect of the weighted average of vested penny warrants outstanding. Therefore, 1,000,000 penny warrants have been excluded in the total anti-dilutive warrants as disclosed in the table above.

Income Taxes

Income tax consists of current and deferred tax expense. Current tax and deferred tax are recognized in the statements of operations except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect both accounting or taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the balance sheet.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of October 31, 2025 or 2024

Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence

Subsequent Events

The Company evaluates and reports subsequent events as of the date in which the financial statements are issued.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires an enhanced disclosure of segments on an annual and interim basis, including the title of the chief operating decision maker, significant segment expenses, and the composition of other segment items for each segment's reported profit. The Company adopted ASU 2023-07 as of January 1, 2024, which had no material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires an enhanced disclosure of segments on an annual and interim basis, including the title of the chief operating decision maker, significant segment expenses, and the composition of other segment items for each segment's reported profit. The Company adopted ASU 2023-07 as of January 1, 2024, which had no material impact on the Company's audited financial statements.

In October 2023, the FASB issued ASU No. 2023-06, which incorporates 14 of the 27 disclosures referred to by the SEC in their SEC Release No. 33-10532, Disclosure Update and Simplification, issued on August 17, 2018. The amendments in this ASU modify the disclosure or presentation requirements of a variety of Topics in the Codification and apply to all reporting entities within the scope of the affected Topics unless otherwise indicated. The amendments in this ASU should be applied prospectively. For public business entities, the effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company has evaluated the effects of the adoption of ASU No. 2022-03, and it is not expected to have an impact on the Company's Financial Statements.

In December 2023, the FASB issued ASU No. 2023-08, "Accounting for and Disclosure of Crypto Assets", which amends and enhances the disclosure requirements for crypto assets. The new requirements will be effective for public business entities for fiscal periods beginning after December 15, 2024. The Company has evaluated the effects of the adoption of ASU No. 2022-08, and it is not expected to have an impact on the Company's Financial Statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires public business entities to disclose consistent categories and greater disaggregation of information in the rate reconciliation and for income taxes paid. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The accounting pronouncement is not expected to have a material impact on the Company's related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)". The amendments in ASU No. 2024-03 require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1. Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under U.S. GAAP in the same disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4. Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. For all public business entities, the amendments in ASU No. 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of adopting this standard on the Company's Financial Statements.

In November 2024, the FASB issued ASU No. 2024-04, "Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments". The amendments in ASU No. 2024-04 clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion, applicable only to conversions that include the issuance of all equity securities issuable pursuant to the conversion privileges provided in the terms of the debt at issuance, and make additional clarifications to assist stakeholders in applying the guidance. For all entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. The Company is currently assessing the impact of adopting this standard on the Company's Financial Statements.


MATERIAL TERMS OF ANY DEBT


The Company does not have any material terms of any debt to report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CONEXEU SCIENCES INC.

By:
/s/ Miles Harrison
Miles Harrison
President, CEO (Principal Executive Officer) and Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Miles Harrison Miles Harrison	President, Chief Executive Officer (Principal Executive Officer) and Director	February 27, 2026
/s/ Stephen Inouye Stephen Inouye	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Secretary and Treasurer	February 27, 2026
/s/ Jeff Sharpe Jeff Sharpe	Director	February 27, 2026
/s/ David Bogart David Bogart	Director	February 27, 2026
/s/ Z. Paul Lorenc Z. Paul Lorenc	Director	February 27, 2026
/s/ Sebastian Purcell Sebastian Purcell	Director	February 27, 2026
/s/ Aaron Farberg Aaron Farberg	Director	February 27, 2026

EXHIBITS

Exhibit A   Financial Statements

Conexeu

CONEXEU SCIENCES INC.
FINANCIAL STATEMENTS
(Expressed in United States Dollars)

For the years ended October 31, 2025 and 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Conexeu Sciences, Inc.

Opinion on the Financial Statements
We have audited the accompanying balance sheets of Conexeu Sciences, Inc. (the Company) as of October 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended October 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a net loss from operations, negative cash flows from operations, and an accumulated deficit and that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

/s/ Adeptus Partners, LLC

PCAOB ID: 3686

Ocean, New Jersey
January 30, 2026 except for additional disclosure added to Notes 3 and 11, as to which the date is February 25, 2026


CONEXEU SCIENCES INC.
Balance Sheets
As of October 31, 2025 and 2024
(Expressed in United States Dollars)


ASSETS		October 31, 2025		October 31, 2024
CURRENT ASSETS				
Cash and cash equivalents	$	4,808,965	$	314,616
Restricted cash		25,155		-
Share subscription receivable		2,000,000		-
Tax receivable		3,037		-
Convertible note receivable		71,326		-
Prepaid expenses		549,930		32,621
TOTAL CURRENT ASSETS		7,458,413		347,237
NON-CURRENT ASSETS				
Deferred offering costs		42,177		-
Fixed assets, net of accumulated depreciation of $7,431 and $0, respectively		11,237		-
Patent, net of accumulated amortization of $9,819 and $0, respectively		176,884		186,703
TOTAL ASSETS	$	**7,688,711**	$	**533,940**
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	256,296	$	178,769
Accounts payable and accrued liabilities - related parties		-		154,178
Wages payable		76,000		-
Due to shareholders		3,722		7,912
TOTAL CURRENT LIABILITIES		**336,018**		**340,859**
LONG-TERM LIABILITIES				
Loan payable		-		98,117
TOTAL LIABILITIES		**336,018**		**438,976**
COMMITMENTS AND CONTINGENCIES (See Notes 9 and 10)				
SHAREHOLDERS' EQUITY				
Preferred Stock, par value $0.001, 50,000,000 shares authorized, 0 shares issued and outstanding as of October 31, 2025 and 2024, respectively		-		-
Common Stock, par value $0.001, 250,000,000 shares authorized, 18,906,066 and 8,528,024 shares issued and outstanding as of October 31, 2025 and 2024, respectively		18,906		8,528
Additional paid-in capital		11,855,307		684,399
Accumulated deficit		(4,521,520)		(597,963)
TOTAL SHAREHOLDERS' EQUITY		**7,352,693**		**94,964**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**7,688,711**	$	**533,940**


The accompanying notes are an integral part of these financial statements


CONEXEU SCIENCES INC.
Statements of Operations
(Expressed in United States Dollars)

	Year ended October 31, 2025	Year ended October 31, 2024
OPERATING EXPENSES		
Advertising and promotion	$ 54,389	$ 10,461
Depreciation and amortization	17,250	-
Bank charges	4,117	841
Business development	205,470	42,352
Consulting	791,415	19,293
Filing fees	9,088	-
Insurance	8,296	-
Investor relations	475	-
Management and directors' salaries and fees - related parties	2,271,581	273,858
Office and general administrative	16,791	-
Professional fees	310,875	59,349
Research and development	270,738	216,729
Research and development - related parties	1,961	21,000
Total operating expenses	3,962,446	643,883
LOSS FROM OPERATIONS	**(3,962,446)**	**(643,883)**
OTHER INCOME (EXPENSES)		
Gain on conversion of payables	43,176	140,932
Gain on conversion of related party payables	-	6,973
Gain on conversion of notes payable and accrued interest	-	70,478
Loss on debt extinguishment	-	(35,232)
Interest income	1,731	-
Interest expense	(4,949)	(16,505)
Foreign exchange gain (loss)	(1,069)	5,370
Total other income (expenses)	38,889	172,016
LOSS BEFORE TAXES	(3,923,557)	(471,867)
Income tax benefit (expense)	-	-
NET LOSS	**$ (3,923,557)**	**$ (471,867)**
Net loss per common share, basic and diluted	**$ (0.31)**	**$ (0.07)**
Weighted average of common shares outstanding, basic and diluted	**12,642,004**	**6,733,707**

The accompanying notes are an integral part of these financial statements

CONEXEU SCIENCES INC.
Statements of Shareholders' Equity
(Expressed in United States Dollars)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Shareholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance , November 1, 2023	-	$ -	4,156,250	$ 4,156	$ -	$ (39,625)	$ (35,469)
Assumption of notes payable from related party	-	-	-	-	-	(86,471)	(86,471)
Shares issued for debt extinguishment	-	-	750,000	750	34,482	-	35,232
Private placement	-	-	711,213	711	530,289	-	531,000
Shares issued for services	-	-	522,846	523	9,459	-	9,982
Warrants issued for services	-	-	-	-	201	-	201
Shares issued for conversion of payables	-	-	192,714	193	8,876	-	9,069
Shares issued for patent	-	-	1,031,251	1,031	47,495	-	48,526
Shares issued for conversion of notes payable and accrued interest	-	-	387,500	388	17,846	-	18,234
Shares issued to settle related party payables	-	-	776,250	776	35,751	-	36,527
Net loss	-	-	-	-	-	(471,867)	(471,867)
Balance, October 31, 2024	-	$ -	8,528,024	$ 8,528	$ 684,399	$ (597,963)	$ 94,964
Balance , November 1, 2024	-	$ -	8,528,024	$ 8,528	$ 684,399	$ (597,963)	$ 94,964
Private placements, net of issuance costs	-	-	7,878,767	7,879	8,416,078	-	8,423,957
Shares issued for services	-	-	2,291,681	2,292	1,716,495	-	1,718,787
Warrants issued for services	-	-	-	-	680,170	-	680,170
Stock-based compensation expense	-	-	-	-	235,474	-	235,474
Shares issued for conversion of payables	-	-	207,594	207	122,691	-	122,898
Net loss	-	-	-	-	-	(3,923,557)	(3,923,557)
Balance, October 31, 2025	-	$ -	18,906,066	$ 18,906	$ 11,855,307	$ (4,521,520)	$ 7,352,693

The accompanying notes are an integral part of these financial statements

1

CONEXEU SCIENCES INC.
Statements of Cash Flows
(Expressed in United States Dollars)

	Year ended October 31, 2025	Year ended October 31, 2024
Cash flows from operating activities		
Net loss	$ (3,923,557)	$ (471,867)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization expense	9,819	-
Depreciation expense	7,431	-
Gain on conversion of payables	(43,176)	(140,932)
Gain on conversion of related party payables	-	(6,973)
Gain on conversion of notes payable and accrued interest	-	(70,478)
Loss on debt extinguishment	-	35,232
Warrants issued for services	602,070	201
Options issued for services	235,474	-
Shares issued for services	1,344,376	6,807
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities	243,601	313,214
Accounts payable and accrued liabilities - related parties	(154,178)	138,803
Taxes receivable	(3,037)	-
Wages payable	76,000	-
Prepaid expenses	(64,798)	(29,446)
Net cash used in operating activites	(1,669,975)	(225,439)
Cash flow from investing activities		
Monies loaned for convertible note	(71,326)	-
Purchase of fixed assets	(18,668)	-
Net cash used in investing activities	(89,994)	-
Cash flow from financing activities		
Repayments on due to shareholders	(4,190)	3,637
Proceeds from private placement, net of issuance costs	6,423,957	531,000
Repayment of loan payable	(94,206)	-
Offering costs paid for future offering	(42,177)	-
Net cash provided by financing activities	6,283,384	534,637
Effect of exchange rate changes on cash	(3,911)	5,418
Increase in cash, cash equivalents and restricted cash	4,523,415	309,198
Cash, cash equivalents and restricted cash at beginning of period	314,616	-
Cash, cash equivalents and restricted cash at end of period	$ 4,834,120	$ 314,616
Supplemental cash flow information		
Cash paid for interest	$ 17,547	$ -
Cash paid for taxes	$ -	$ -
Non-cash investing and financing activities		
Warrants issued for prepaid expenses	$ -	$ 3,175
Warrants issued for services	$ 78,100	$ -
Unpaid patent costs	$ -	$ 40,060
Loan payable for purchase of patent	$ -	$ 98,117
Share subscription receivables	$ 2,000,000	$ -
Shares issued for purchase of patent	$ -	$ 48,526
Shares issued for services	$ 374,411	$ -
Shares issued for conversion of related party payables	$ -	$ 36,527
Shares issued for conversion of payables	$ 122,898	$ 9,069
Assumption of related party notes payable	$ -	$ 86,471
Shares issued for conversion of notes payable	$ -	$ 18,234

The accompanying notes are an integral part of these financial statements

2

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

1. **Nature of Operations**

   Conexeu Sciences Inc. ("CONEXEU" or the "Company") was incorporated on November 2, 2022, pursuant to the Business Corporations Act of British Columbia, Canada. CONEXEU is a regenerative medicine company committed to developing and commercializing novel cellular therapies for skin restoration in wound care and aesthetics through use of patent protected advanced tissue engineering and biomaterial innovations. The Company has a fiscal year-end of October 31. On April 10, 2025, the Company was continued from the jurisdiction of British Columbia, Canada to a newly incorporated Nevada corporation. The registered offices of the Company, effective April 10, 2025, is located at 50 W Liberty St., Suite 880, Reno, Nevada, 89501.

   Risks and Uncertainties

   Disruption of global financial markets and a recession or market correction, including the ongoing military conflicts between Russia and Ukraine and the related sanctions imposed against Russia as well as the conflict between Israel and Hamas, the ongoing effects of the COVID-19 pandemic, the significant tariffs imposed by the United States on imports from other countries and other global macroeconomic factors such as inflation and rising interest rates, could reduce the Company's ability to access capital, which could in the future negatively affect the Company's liquidity and could materially affect the Company's business and the value of its common stock.

   Segment Reporting

   ASC Topic No. 280, Segment Reporting ("ASC 280"), establishes standards for the way that public business enterprises report information about operating segments in their financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. ASC 280 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company's business segments are based on the organization structure used by the chief operating decision maker for making operating and investment decisions and for assessing performance. Our chief executive officer, who is our chief operating decision maker, views the Company's operations and manages its business in one operating segment, which is developing and commercializing novel cellular therapies for skin restoration in wound care and aesthetics through use of patent protected advanced tissue engineering and biomaterial innovations.

2. **Basis of Presentation**

   Reclassifications

   Certain prior year amounts have been reclassified to conform with the current year's presentation.

   Basis of Presentation

   These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP.

   The functional and presentation currency of the Company is the United States Dollars.

   Prior to its incorporation as a Nevada corporation, the Company's articles of incorporation had three classes of stock, Preferred Series A, Common Class A and Common Class B. The articles of incorporation allowed for unlimited shares each type to be issued and the shares had no par value.

   On April 10, 2025, the Company became incorporated in Nevada. The Nevada articles of incorporation authorized two types of shares, Preferred Series A and common stock. Each class of stock has a par value of $0.001. At the date of conversion, the Company only had Common Class A shares outstanding. These converted into common stock at a ratio of 1:1.

   On April 21, 2025, the Board of Directors approved a 4:1 reverse stock split.

   These financial statements have been adjusted retrospectively for the change of incorporation and the reverse stock split.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

2. **Basis of Presentation (cont'd)**

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. During the years ended October 31, 2025 and 2024, the Company recorded a net loss of $3,923,557 and $471,867, respectively. As of October 31, 2025 and 2024, the Company had an accumulated deficit of $4,521,520 and $597,963, respectively.

These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date of the financial statements being issued. The ability of the Company to continue as a going concern is dependent upon the Company's ability to raise additional funds and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

As of October 31, 2025, the Company had cash in the amount of $4,808,965. The continuation of the Company as a going concern is dependent upon its ability to obtain necessary debt or equity financing to continue operations until it begins generating positive cash flow. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing.

3. **Summary of Significant Accounting Policies**

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of no more than three months. There are no cash equivalents as of October 31, 2025 or 2024. At times, the Company's cash balance exceeds the federally insured limits. The total uninsured cash and cash equivalents balance as of October 31, 2025 and 2024, were $4,554,887 and $214,616, respectively.

Restricted Cash

Restricted Cash equaling $25,155 represents funds held in a guaranteed investment certificate as collateral for the credit cards issued to the Company.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A, *Expenses of Offering*. ASC 340-10-S99-1 states that specific incremental costs directly attributable to a proposed or actual offering of equity securities incurred prior to the effective date of the offering may be deferred and charged against the gross proceeds of the offering when the offering occurs. As of October 31, 2025, the Company capitalized deferred offering costs of $42,177 related to private placements as detailed in Note 11.

Patents

Patent costs reflect the costs incurred by the Company to acquire the patents from the original patent holders. Capitalized patent costs are amortized on a straight-line basis over the patent term. Costs related to filing and maintenance of the patents, including legal and consulting expenses related to making such applications, are expensed as incurred. Impairment of patent costs was evaluated as of October 31, 2025 by management, to identify whether events or changes in circumstances require an impairment assessment. Capitalized patent costs are amortized on a straight-line basis over the patent term.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

3. **Summary of Significant Accounting Policies (cont'd)**

Fair Value of Financial Instruments

Our financial assets and liabilities measured at fair value on a recurring basis consist primarily of prepaid expenses, accounts payable and accrued liabilities, due to shareholders, and loan payable. The carrying amount of prepaid expenses, accounts payable and accrued liabilities, due to shareholders approximate fair value because of the short-term maturity of such instruments.

We have categorized our assets and liabilities that are valued at fair value on a recurring basis into a three-level fair value hierarchy in accordance with U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

Assets and liabilities recorded in the balance sheets at fair value are categorized based on a hierarchy of inputs, as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Quoted prices for similar assets or liabilities in active markets that are observable for the asset or liability either directly or indirectly through market corroboration, for substantially the full term of the financial instrument

Level 3 – Unobservable inputs for the asset or liability

The Company had no Level 3 assets that were required to be valued at fair value as of October 31, 2025 or October 31, 2024.

Advertising Expenses

Advertising expenses are expensed as incurred. Advertising expenses for the years ended October 31, 2025 and 2024 were $54,389 and $10,461, respectively.

Research and Development Expenses

Research and development expenses are expensed as incurred and consist principally of internal and external costs, which include the cost of contract research services, laboratory supplies and development and manufacture of preclinical compounds and consumables for preclinical testing. Research and development expenses for the years ended October 31, 2025 and 2024 were $272,699 and $237,729, respectively.

Stock-Based Compensation

The Company applies the provisions of ASC 718, Compensation-Stock Compensation ("ASC 718"), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, including employee stock options and warrants, in the statements of operations.

For stock options and warrants issued to employees and members of the Company's Board of Directors (the "Board") for their services, the Company estimates each option's grant-date fair value using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option and warrant, the expected volatility of the Common Stock consistent with the expected life of the option and warrant, risk-free interest rates, and expected dividend yields of the Common Stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options and warrants on a straight-line basis over the requisite service period, generally the vesting term. Forfeitures are recorded as incurred instead of estimated at the time of grant and revised.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

3. **Summary of Significant Accounting Policies (cont'd)**

Stock-Based Compensation (cont'd)

Under Accounting Standards Update ("ASU") 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Non-Employee Share-Based Payment Accounting, the Company accounts for stock options and warrants issued to non-employees for their services in accordance with ASC 718. The Company uses valuation methods and assumptions to value the stock options and warrants that are in line with the process for valuing employee stock options and warrants noted above.

The fair value of the Company's stock was determined by management and, in doing so, considered in part upon third-party 409A valuations through July 31, 2025. A 409A valuation is an independent appraisal of a private company's common stock fair market value. The valuations were performed on the following dates: inception through December 30, 2024, December 31, 2024, June 5, 2025, and July 31, 2025.

The Company determined the fair value of the Company's stock from inception through December 30, 2024 by using the asset approach, as this was believed to be the most appropriate method due to very limited equity issuances, limited operations, and there being significant doubt about the Company's ability to continue as a going concern. The fair value of the shares from this valuation was determined to be $0.05.

The fair value of the Company's stock as of December 31, 2024, June 5, 2025, and July 31, 2025 was determined by using the market approach which was believed to be the most appropriate valuation methodology, whereby the fair value was equal to the price of the shares purchased in the most recent equity raises. The Company determined these dates for the valuations due to achievement of significant business milestones, including but not limited to, the continuation and restructuring of the Company from British Columbia, Canada to Nevada, USA, assignment of the IP patent, successes in the research and development programs and an increasing scope of potential markets for the Company's IP. The December 31, 2024, June 5, 2025, and July 31, 2025, valuations concluded that the fair value was equal to the most recent sale of equity securities, which was $0.80 (price post 4:1 reverse split), $0.40, and $2.00 respectively.

Subsequent to July 31, 2025, management determined the fair value of the shares was equal to the last raised price, as on July 31, 2025, the date the Company started its Regulation Crowdfunding offering at $2.00.

Warrants

Warrants are accounted for in accordance with applicable accounting guidance provided in ASC 815. Derivatives and Hedging – Contracts in Entity's Own Equity as equity instruments based on the specific terms of the warrant agreement. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

Net Loss Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share ("EPS"). The Company computes basic loss per share by dividing the loss attributable to holders of Common Stock for the period by the weighted average number of shares of Common Stock outstanding during the period. The Company's warrants could potentially be exercised or converted into Common Stock and then share in the earnings of the Company. However, these convertible instruments were excluded when calculating diluted loss per share because such inclusion would be anti-dilutive for the periods presented. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Potentially dilutive securities, which are not included in diluted weighted average shares outstanding for the years ended October 31, 2025 and 2024, consist of the following (in common stock equivalents):

	October 31, 2025	October 31, 2024
Warrants	8,733,226	796,559
Options	675,000	-

Basic EPS as calculated in these accompanying financial statements have included the potential dilutive effect of the weighted average of vested penny warrants outstanding. Therefore, 1,000,000 penny warrants have been excluded in the total anti-dilutive warrants as disclosed in the table above.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

3. Summary of Significant Accounting Policies (cont'd)

Income Taxes

Income tax consists of current and deferred tax expense. Current tax and deferred tax are recognized in the statements of operations except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect both accounting or taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the balance sheets.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of October 31, 2025 or 2024.

Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Subsequent Events

The Company evaluated subsequent events through January 30, 2026, the date in which these audited financial statements were issued.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires an enhanced disclosure of segments on an annual and interim basis, including the title of the chief operating decision maker, significant segment expenses, and the composition of other segment items for each segment's reported profit. The Company adopted ASU 2023-07 as of January 1, 2024, which had no material impact on the Company's audited financial statements.

In October 2023, the FASB issued ASU No. 2023-06, which incorporates 14 of the 27 disclosures referred to by the SEC in their SEC Release No. 33-10532, Disclosure Update and Simplification, issued on August 17, 2018. The amendments in this ASU modify the disclosure or presentation requirements of a variety of Topics in the Codification and apply to all reporting entities within the scope of the affected Topics unless otherwise indicated. The amendments in this ASU should be applied prospectively. For public business entities, the effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company has evaluated the effects of the adoption of ASU No. 2022-03, and it is not expected to have an impact on the Company's Financial Statements.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

3. **Summary of Significant Accounting Policies (cont'd)**

Recently Adopted Accounting Pronouncements (cont'd)

In December 2023, the FASB issued ASU No. 2023-08, "Accounting for and Disclosure of Crypto Assets", which amends and enhances the disclosure requirements for crypto assets. The new requirements will be effective for public business entities for fiscal periods beginning after December 15, 2024. The Company has evaluated the effects of the adoption of ASU No. 2022-08, and it is not expected to have an impact on the Company's Financial Statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires public business entities to disclose consistent categories and greater disaggregation of information in the rate reconciliation and for income taxes paid. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The accounting pronouncement is not expected to have a material impact on the Company's related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40)". The amendments in ASU No. 2024-03 require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1. Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under U.S. GAAP in the same disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4. Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. For all public business entities, the amendments in ASU No. 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of adopting this standard on the Company's Financial Statements.

In November 2024, the FASB issued ASU No. 2024-04, "Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments". The amendments in ASU No. 2024-04 clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion, applicable only to conversions that include the issuance of all equity securities issuable pursuant to the conversion privileges provided in the terms of the debt at issuance, and make additional clarifications to assist stakeholders in applying the guidance. For all entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. The Company is currently assessing the impact of adopting this standard on the Company's Financial Statements.

4. **Fixed Assets**

Fixed Assets consist of the following:

	October 31, 2025	October 31, 2024
Furniture and fixtures	400	-
Computer equipment	18,268	-
	18,668	-
Less: accumulated depreciation	7,431	-
Fixed Assets, net	**11,237**	-

Depreciation expense was $7,431 and $0 for the years ended October 31, 2025, and 2024, respectively.

8

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

5. Taxes Receivable

The Company has filed with the Canada Revenue Agency ("CRA") a Goods and Services Tax ("GST") return to claim the GST paid on Canadian expenses paid between September 21, 2024 (date of registration) and up to April 10, 2025, when the Company continued from the jurisdiction of British Columbia, Canada to a newly incorporated Nevada corporation and no longer qualified for claiming any GST paid. The outstanding amount due at October 31, 2025, and October 31, 2024, was $3,037 and $0, respectively.

6. Convertible Note Receivable

On May 14, 2025, the Company entered into a Memorandum of Understanding (the "MOU") with a private company (the "Target Company"), related to the potential acquisition of 100% of the assets of the Target Company. Although the general terms of the MOU were non-binding, the Company agreed to provide specific financing under terms that were binding for both parties. The Company entered into a convertible note receivable with the Target Company for an amount up to $87,500. The convertible note accrues interest at 8% and has a maturity date of six months from the earlier of when the Company agrees to terminate the MOU or August 22, 2025. If the closing date of the acquisition occurs prior to the maturity date, all amounts owed will be forgiven and no amounts will remain due. If the note matures prior to an acquisition occurring or due to the termination of the MOU, on the maturity date the outstanding amount must either be paid by the Target Company or the Company, at its discretion, can convert all of the outstanding principle and interest into Series Seed Preferred Stock of the Target Company at a price of $3.6905 per share. On October 10, 2025, the Target Company and the Company mutually agreed to not extend and terminate an MOU and conclude any further acquisition negotiations. As at October 31, 2025, the Company advanced a total of $69,750 and accrued total interest of $1,576, the Company exercised its option to convert all principal and interest into shares under the terms of the Convertible Debenture. The total convertible debt equaled $71,326 as at October 31, 2025.

7. Patent

Patent Assignment Agreement with University of British Columbia ("UBC")

On November 20, 2023, the Company entered into a Patent Assignment Agreement ("PAA") with UBC. Under the terms of the agreement, UBC agrees to transfer, sell and assign to the Company all of UBC's right, title and interest in and to the Patents. However, the PAA will not be released to the Company until the Company has paid UBC $40,060 ($50,000 CAD) for expenses incurred and also fully pay the loan amount of $98,117 ($136,539 CAD) from the Loan Agreement entered into by both parties on November 20, 2023 (see Note 8). Until that time, the PAA will be held in escrow until no later than November 20, 2027. Should the Company fail to fully settle both payments on or before November 20, 2027, the PAA will not be released and will be destroyed. The Company fully paid the loan and all interest due on March 4, 2025. The Patent Assignment was completed on April 7, 2025.

Additionally, as part of the Patent Assignment agreement the Company issued 1,031,251 common shares which had a fair value of $48,526.

The total capitalized costs less amortization as of October 31, 2025 and 2024 was $176,884 and $186,703, respectively.

The patent has an expiration date of February 3, 2036. Amortization expense for the years ended October 31, 2025, and 2024 was $9,819 and $0, respectively. Accumulated amortization as of October 31, 2025 and 2024 was $9,819 and $0, respectively.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

7. Patent (cont'd)

Patent Assignment Agreement with University of British Columbia ("UBC") (cont'd)

Future amortization expense for the fiscal years ended October 31 is as follows:

2026	17,235
2027	17,235
2028	17,235
2029	17,235
2030	17,235
Remaining	90,709
Total $	**176,884**

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following as of October 31, 2025 and 2024:

	October 31, 2025		October 31, 2024
Accounts payable and accrued liabilities	$ 256,296	$	164,846
Accounts payable and accrued liabilities - related parties	-		154,178
Accrued interest payable	-		13,923
Total Accounts payables and accrued liabilities	$ 256,296	$	332,947

9. Debt

Loan Agreement with University of British Columbia ("UBC")

In connection with the purchase of the patent, on November 20, 2023, the Company entered into a loan agreement with UBC. The loan was for $136,539 CAD, bearing interest at 15%, and had a maturity date of November 20, 2026. There are no required payments under the loan, as the full amount was due upon maturity.

As of October 31, 2024, the outstanding principal was $98,117 ($136,539 CAD).

On March 4, 2025, the Company paid UBC a total of $148,037 ($213,795 CAD) in settlement of the PAA. The settlement included interest of $27,256 CAD and an accounts payable of $50,000 CAD.

Interest expense was $4,949 and $14,264 during the years ended October 31, 2025, and 2024, respectively.

Promissory Notes

On November 20, 2023, the Company assumed six promissory notes from a Company owned by the Founder and then CEO of the Company. The notes all contained the same terms and had a combined outstanding principal balance of $86,471. The Company received no consideration for assuming these notes, and therefore, the transaction is accounted for as distribution.

The notes originally bore interest at 8% and were to automatically convert into shares of the Company based on predetermined percentages specified in the individual note agreements upon a triggering event. The triggering event occurred on November 20, 2023.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

9. Debt (cont'd)

Loan Agreement with University of British Columbia ("UBC") (cont'd)

On November 20, 2023, upon assumption by the Company, the notes were cancelled and new notes were issued. All new notes contained the same terms. As part of this transaction, the conversion terms were removed, the interest rate remained 8%, the outstanding principal and interest were combined to be the principal of the new note, a maturity date of November 23, 2027, was established, and a combined total of 750,000 shares of common stock were issued to the noteholders. The fair value of these shares was $35,232. The new notes do not have required payments and the full amounts are due at maturity.

It was determined that this should be accounted for as debt extinguishment. In accordance with debt extinguishment, the fair value of the shares was immediately expensed and is recorded as Loss on Debt Extinguishment on the statements of operations.

In September 2024, all noteholders agreed to debt settlement agreements, which issued shares to settle the outstanding interest and principal in full. In connection with the debt settlement agreements, the Company issued 387,500 shares of common stock for a fair value of $18,234. At the time of settlement, there was $86,471 of outstanding principal and $2,241 of accrued interest. This settlement resulted in a gain on settlement of debt and accrued interest of $70,478.

Interest expense for these notes was $2,241 for the year ended October 31, 2024.

10. Related Party Transactions

Founder and Former CEO

The Founder and then Chief Executive Officer ("CEO") made non-interest-bearing advances to the Company with no specific terms of repayment that are due on demand. The outstanding amounts as of October 31, 2025, and October 31, 2024, were $3,722 and $7,912, respectively. These are disclosed as due to shareholder on the balance sheets.

During the twelve months ended October 31, 2024, the Company assumed notes payable from an entity owned by the Founder, resulting in a distribution of $86,471.

Director 1

The Company entered into a consulting agreement with a company of which Director 1 controls in October 2023. In accordance with the agreement, it was agreed to provide consulting services, including but not limited to, provide the Company with corporate management services, (ii) provide the Company with introductions to certain entities which could form strategic alliances or partnerships with the Company, including assisting with negotiations with respect to any such alliance or partnership, and (iii) assist the Company with strategic planning and, Director 1 received a monthly fee of $7,500 and could earn discretionary performance-based bonuses. This agreement was in effect through March 2025. Effective April 2025, the Company entered into a new consulting agreement with Director 1, which had an indefinite term, and increased the monthly fee of $10,000.

Director 1 earned certain discretionary bonuses in the form of shares and warrants during the years ended October 31, 2025 and 2024.

During the year ended October 31, 2025, Director 1 was granted 82,500 shares and 82,500 warrants. The shares vested immediately and had a fair value of $66,000. The warrants vested immediately, had an exercise price of $0.80 and a life of two years. The fair value of the warrants was $26,686. The share-based compensation expense for the year ended October 31, 2025 was $92,686.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

10. **Related Party Transactions (cont'd)**

Director 1 (cont'd)

During the year ended October 31, 2024, Director 1 was granted 85,345 shares and 85,345 warrants. The shares vested immediately and had a fair value of $4,016. The warrants vested immediately, had exercise prices that ranged between $0.72 - $0.80 and a life of two years. The fair value of the warrants was $201. The share-based compensation expense for the year ended October 31, 2025 was $4,217.

The total expense, inclusive of the share-based compensation, was $173,500 and $136,860 during the years ended October 31, 2025 and 2024, respectively. These expenses are included within management and directors' salaries and fees on the statements of operations.

As of October 31, 2025 and 2024, $0 and $76,284, respectively, were unpaid and are included in accounts payable and accrued liabilities in the balance sheets.

On June 5, 2025, the Company and Director 1 entered into a consulting service agreement for 1,000,000 Performance Warrants. The warrants have an exercise price of $0.001 and a term of 5 years. The milestones are as follows:
1. Milestone 1 - 250,000 Warrants shall vest upon the Company completing and receiving the results of the three-month Collagen Study in Boston, MA. The grant date fair value of these warrants was $99,778. This milestone was successfully achieved on July 8, 2025. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $99,778 and is included within management and directors' salaries and fees on the statements of operations.
2. Milestone 2 - 250,000 Warrants shall vest upon the Company listing its shares of common stock on The Nasdaq Stock Market, LLC, or any such other recognized stock exchange in North America. The grant date fair value of these warrants was $99,782. The fair value of these warrants will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025.
3. Milestone 3 - 250,000 Warrants shall vest upon the Company's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of $80,000,000 or greater in the currency of the recognized stock exchange in North America on which the shares of common stock are listed. The grant date fair value of these warrants was $99,783. The fair value of these warrants will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025.
4. Milestone 4 - 250,000 Warrants shall vest upon the Company submitting a 510(k) application to the FDA. The grant date fair value of these warrants was $99,782. The Company assessed a greater than 70% probability that this would occur and anticipates this occurring by June 30, 2026. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $37,866 and is included within management and directors' salaries and fees on the statements of operations.

On June 9, 2025, the Company granted Director 1, 50,000 stock options with an exercise price of $0.40, vested immediately and had an expiry date of five years from the grant date or June 8, 2030. The fair market value ("FMV") of the stock options was determined to be $17,895 and was expensed as stock-based compensation.

On October 23, 2025, Director 1 resigned from the board and the consulting agreement with the company of which Director 1 is a director was mutually terminated.

Director 2

The Company entered into a consulting agreement with Director 2 in October 2023. In accordance with the agreement, it was agreed to provide consulting services, including but not limited to, provide the Company with corporate management services, provide the Company with introductions to certain entities which could form strategic alliances or partnerships with the Company, including assisting with negotiations with respect to any such alliance or partnership, and assist the Company with strategic planning and, Director 2 received a monthly fee of $7,500 and could earn discretionary performance-based bonuses.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

10. Related Party Transactions (cont'd)

Director 2 (cont'd)

This agreement was in effect through February 2025. During the year ended October 31, 2024, Director 2 received performance-based bonuses of $9,267. Effective March 2025, the Company entered into a new consulting agreement with Director 2, which had an indefinite term, and increased the monthly fee of $10,000.

The total expense incurred in connection with these agreements was $110,000 and $99,267 during the years ended October 31, 2025 and 2024, respectively. These expenses are included within management and directors' salaries and fees on the statements of operations.

As of October 31, 2025 and 2024, $0 and $59,069, respectively, were unpaid and are included in accounts payable and accrued liabilities in the balance sheets.

During the year ended October 31, 2024, the Company issued Director 2, 750,000 shares to settle a payable of $22,500. The shares had a fair value of $35,292. This resulted in a loss on conversion of related party payables of $12,792, which is a part of gain on conversion of related party payables on the statements of operations.

Director 2 is a director of an advertising company. During the year ended October 31, 2024, the Company incurred $7,250 in expenses that are included in advertising and promotion expenses on the statements of operations. As of October 31, 2024, there are no amounts owed to this entity.

On June 5, 2025, the Company and Director 2 entered into a consulting service agreement for 1,000,000 Performance Warrants. The warrants have an exercise price of $0.001 and a term of 5 years. The milestones are as follows:

1. Milestone 1 - 250,000 Warrants shall vest upon the Company completing and receiving the results of the three-month Collagen Study in Boston, MA. The grant date fair value of these warrants was $99,778. This milestone was successfully achieved on July 8, 2025. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $99,778 and is included within management and directors' salaries and fees on the statements of operations.

2. Milestone 2 - 250,000 Warrants shall vest upon the Company listing its shares of common stock on The Nasdaq Stock Market, LLC, or any such other recognized stock exchange in North America. The grant date fair value of these warrants was $99,782. The fair value of these warrants will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025.

3. Milestone 3 - 250,000 Warrants shall vest upon the Company's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of $80,000,000 or greater in the currency of the recognized stock exchange in North America on which the shares of common stock are listed. The grant date fair value of these warrants was $99,783. The fair value of these warrants will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025.

4. Milestone 4 - 250,000 Warrants shall vest upon the Company submitting a 510(k) application to the FDA. The grant date fair value of these warrants was $99,782. The Company assessed a greater than 70% probability that this would occur and anticipates this occurring by June 30, 2026. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $37,866 and is included within management and directors' salaries and fees on the statements of operations.

On June 9, 2025, the Company granted Director 2, 50,000 stock options with an exercise price of $0.40, vested immediately and had an expiry date of five years from the grant date or June 8, 2030. The FMV of the stock options was determined to be $17,895 and was expensed as stock-based compensation.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

10. Related Party Transactions (cont'd)

Former CEO (April to September 2024)

The Company engaged in a consulting agreement with a consultant to serve as CEO and to provide oversight to the business in this capacity, effective April 2024 through September 2024. The agreement entitled the consultant to a monthly fee of $3,500. The Company incurred an expense of $21,000which is included in research and development expenses in the statements of operations. The fees earned were paid with 26,250 shares which had a fair value of $1,235. This resulted in a gain in conversion of related party payables of $19,765. As of October 31, 2025 and 2024, there were no amounts due to this related party.

Director 3 and former CEO (May to October 2025)

The Company entered into a consulting agreement with Director 3 in May 2025 to serve as the CEO. In accordance with the agreement, through a company that Director 3 controls, he would provide services related to his role as CEO, including but not limited to, the overall business strategy, identify and develop relationships with strategic business partners and provide oversight of the overall day-to-day business activities and received a monthly fee of $12,500. The agreement had an indefinite term.

The total expense incurred in connection with this agreement was $75,000 during the year ended October 31, 2025. The expense is included within management and directors' salaries and fees on the statements of operations.

As of October 31, 2025, $0 remained unpaid.

On June 5, 2025, the Company and Director 3 entered into a consulting service agreement for 2,000,000 Performance Warrants. The warrants have an exercise price of $0.001 and a term of 5 years. The milestones are as follows:

1. Milestone 1 - 500,000 Warrants shall vest upon the Company completing and receiving the results of the three-month Collagen Study in Boston, MA. The grant date fair value of these warrants was $199,555. This milestone was successfully achieved on July 8, 2025. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $199,555 and is included within management and directors' salaries and fee on the statements of operations.
2. Milestone 2 - 500,000 Warrants shall vest upon the Company listing its shares of common stock on The Nasdaq Stock Market, LLC, or any such other recognized stock exchange in North America. The grant date fair value of these warrants was $199,563. The fair value of these warrants will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025.
3. Milestone 3 - 500,000 Warrants shall vest upon the Company's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of $80,000,000 or greater in the currency of the recognized stock exchange in North America on which the shares of common stock are listed. The grant date fair value of these warrants was $199,566. The fair value of these warrants will be expensed in its entirety upon achievement of this milestone. No expense was recorded during the year ended October 31, 2025.
4. Milestone 4 - 500,000 Warrants shall vest upon the Company submitting a 510(k) application to the FDA. The grant date fair value of these warrants was $199,563. The Company assessed a greater than 70% probability that this would occur and anticipates this occurring by June 30, 2026. The fair value of these warrants is expensed over the expected vesting term. The expense for the year ended October 31, 2025, was $75,732 and is included within management and directors' salaries and fees on the statements of operations.

The CEO resigned October 22, 2025 and continued as a non-executive Director.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

10. Related Party Transactions (cont'd)

CMO, former Director 4 and former President

The Company entered into a consulting agreement with a company that Director 4 controls in April 2025 to serve as the Chief Medical Officer ("CMO"). In accordance with the agreement, Director 4 would provide services, including but not limited to, strategic direction, scientific support, business development support, research programs, budgeting, and medical affairs and received a monthly fee of $10,000. The agreement was in effect through October 2025.

The total expense incurred in connection with this agreement was $70,000 during the year ended October 31, 2025. The expense is included within management and directors' salaries and fees on the statements of operations.

As of October 31, 2025, $0 remained unpaid.

On April 1, 2025, the Company granted the CMO 100,000 stock options with an exercise price of $0.40, that vest 6 months from the effective date of their service agreement or from April 1, 2025 and have a 24-month expiry date from the grant date or April 1, 2027. The FMV of the stock options granted was determined to be $57,527 and that as at October 31, 2025, the stock options were fully expensed as part of the management and directors' salaries and fees on the statements of operations.

On October 15, 2025, the CMO became a full-time employee and agreed to a remuneration package of an annual salary of $240,000 or $20,000 per month, along with an inducement signing bonus of $35,000 and, when available, access to a Company benefits plan. Until that plan is in place it was agreed to pay the CMO an additional monthly stipend of $3,000 for medical coverage. Additionally, the CMO was granted shares of the Company equaling 0.5% of the common shares of the Company on an issued and outstanding basis at the time of the effective date of the employment agreement, to be immediately vested. On October 15, 2025, this represented a total of 87,861 common shares with a fair value of $2.00 per share or a total of $175,723, expensed as part of the management and directors' salaries and fees on the statements of operations.

As at October 31, 2025, the Company recognized a payroll expense of $45,000 within management and directors' salaries and fees on the statements of operations however, as these wages were yet to be paid, they were reported as wages payable on the balance sheets as of the same date.

On October 22, 2025, the President and Director 4 resigned from both positions, while maintaining his position as CMO.

Director 5

On May 14, 2025, a new Director 5 was appointed to the Company's board of directors. Director 5 is a director of an aesthetics company and during the period from their appointment to October 31, 2025, the Company purchased medical materials totaling $1,961 that are included in the research and development expenses. As at October 31, 2025, there are no amounts owed to this entity.

On October 23, 2025, Director 5 entered into a new board agreement with the Company. The agreement has an effective date of October 23, 2025, an indefinite term, and beginning November 2025, entitles the Director to quarterly compensation of $15,000 to be paid in common shares, based on the price of the Company's most recent financing at the time. In addition to this, on October 23, 2025, the Director was issued a one-time equity grant of 135,000 common shares with a fair value of $270,000. These shares vested immediately and are fully expensed within management and directors' salaries and fees on the statements of operations.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

10. Related party transactions (cont'd)

CEO, President and Director 6

On October 15, 2025, the new CEO became a full-time employee and agreed to a remuneration package of an annual salary of $300,000 or $25,000 per month and, when available, access to a Company benefits plan. Until that plan is in place it was agreed to pay the CEO an additional monthly stipend of $2,000 for medical coverage. Additionally, the CEO was granted shares of the Company up to 2.5% of the common shares of the Company on an issued and outstanding basis at the time of the effective date of the employment agreement. This amounted to a total of 439,306 shares granted with a fair value of $878,612. Of these shares, 0.5% (87,861) will vest immediately on the effective date of this agreement and then 0.5% (87,861) will vest each year for four (4) years on the anniversary date of this agreement. For the year ended October 31, 2025, the Company expensed $175,722 as part of the management and directors' salaries and fees on the statements of operations relating to these shares. As of October 31, 2025, there is potential future unrecognized expense of $702,890. As at October 31, 2025, the Company recognized a payroll expense of $15,000 within management and directors' salaries and fees on the statements of operations however, as these wages were yet to be paid, they were reported as wages payable on the balance sheets as of the same date.

CFO

The Company entered into a consulting agreement with a company that is controlled by the Chief Financial Officer ("CFO") in November 2023. In accordance with the agreement, it was agreed that in addition to fulfilling the responsibilities of the Company's CFO, additional services would include, but are not limited to, oversight of all accounting matters, bookkeeping services and general day-to-day operations and the CFO received minimum monthly compensation of $1,500. This agreement was in effect through January 2025. Effective February 2025, the Company entered into a new consulting agreement with the CFO, which had an indefinite term, and increased the minimum monthly compensation to $4,000.

The total expense incurred in connection with these agreements was $47,200 and $18,825 during the years ended October 31, 2025 and 2024, respectively. These expenses are included within management and directors' salaries and fees on the statements of operations.

As of October 31, 2025 and 2024, $0 and $18,825, respectively, were unpaid and are included in accounts payable and accrued liabilities in the balance sheets.

During the year ended October 31, 2025, the Company converted outstanding payables of $10,875 owed to the CFO into 13,594 shares with a fair value of $640. This resulted in a gain on conversion of $10,235. This is included within gain on conversion of payables on the statements of operations.

On June 9, 2025, the Company granted 75,000 stock options to the CFO with an exercise price of $0.40, vested immediately and had an expiry date of five years from the grant date or June 8, 2030. The FMV of the stock options was determined to be $26,843 and was expensed as part of the management and directors' salaries and fees on the statements of operations.

On October 15, 2025, the CFO became a part-time employee and agreed to a remuneration of a maximum annual salary of $216,000 or $18,000 per month. At the time of agreeing to this employment agreement, the CFO was committing an estimate one-third of his time. Additionally, the CFO was granted shares of the Company equaling 0.25% of the common shares of the Company on an issued and outstanding basis at the time of the effective date of the employment agreement, to be immediately vested. On October 15, 2025, this represented a total of 43,931 common shares with a fair value of $2.00 per share or a total of $87,861, expensed as part of the management and director salaries and fees. As at October 31, 2025, the Company recognized a payroll expense of $6,000 within management and directors' salaries and fees on the statements of operations however, as these wages were yet to be paid, they were reported as wages payable on the balance sheets as of the same date.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

10. **Related party transactions (cont'd)**

CSO

The Company entered into a consulting agreement with this consultant in May 2025 to serve as the Chief Science Officer ("CSO"). In accordance with the agreement, the CSO agreed to provide services, including but not limited to, advancing the Company's core biomaterial technology, building the Company's future product pipeline, develop, test, and expand the applications of the Company's proprietary collagen-based platform across multiple medical and surgical markets. The CSO received a monthly fee of $10,000. The agreement had an indefinite term.

The total expense incurred in connection with this agreement was $60,000 during the year ended October 31, 2025. The expense is included within management and directors' salaries and fees on the statements of operations.

As of October 31, 2025, $0 remained unpaid.

On June 9, 2025, the Company granted to the CSO, 50,000 stock options with an exercise price of $0.40 and that vest 12 months from the grant date. The fair value of the stock options granted was determined to be $18,553 and as at October 31, 2025, a total value of $7,320 had vested and was expensed as stock-based compensation and the remaining balance of $11,233 will be expensed as they vest in the coming months.

On October 15, 2025, the CSO became a full-time employee and agreed to a remuneration package of an annual salary of $240,000 or $20,000 per month and, when available, access to a Company benefits plan. Additionally, the CSO was granted shares of the Company equaling 0.5% of the common shares of the Company on an issued and outstanding basis at the time of the effective date of the employment agreement, to be immediately vested. On October 15, 2025, this represented a total of 87,861 common shares with a fair value of $2.00 per share or a total of $175,723, expensed as part of the management and director salaries and fees.

As at October 31, 2025, the Company recognized a payroll expense of $10,000 within management and directors' salaries and fees on the statements of operations however, as these wages were yet to be paid, they were reported as wages payable on the balance sheets as of the same date.

Director 7

On October 23, 2025, the Company appointed a new director to the board of directors, Director 7. On October 28, 2025, a company to which Director 7 is related, subscribed to purchase 869,566 common shares of the Company at $2.30 per share for a total investment of $2,000,001.

11. **Share capital**

Private Placements - Non-brokered

The Company closed on non-brokered private placements from April 2024 through October 2024. The private placements consisted of units which were comprised of 1 share of common stock and 1 warrant. The warrants vested immediately, have a two-year life, and an exercise price equal to the price of the unit in the placement. The price of the units of the private placements ranged from $0.72 to $0.80. During the year ended October 31, 2024, the Company issued 711,213 units for total proceeds of $531,000.

The Company closed several non-brokered private placements in December 2024 and January 2025. The private placements consisted of units which were comprised of 1 share of common stock and 1 warrant. The warrants vested immediately, have a two-year life, and an exercise price equal to the price of the unit in the placement. The price of the units of the private placements was $0.80. The Company issued a total of 687,500 shares for total proceeds of $550,000.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

11. Share capital (cont'd)

Private Placements – Non-brokered (cont'd)

The Company closed a non-brokered private placement in April and May 2025. The private placement consisted of units which were comprised of 1 share of common stock and 1 warrant. The warrants vested immediately, have a two-year life, and an exercise price equal to the price of the unit in the placement. The price of the units of the private placements was $0.40. The Company issued a total of 3,750,000 shares for total proceeds of $1,500,000. During the year ended October 31, 2025 in connection with the private placements the Company incurred costs of $31,587.

The fair value of the warrants issued in the private placements was determined using the following Black-Scholes Pricing model assumptions:

	October 31, 2025	October 31, 2024
Share price	$0.80	$0.05
Exercise price	$0.40 - $0.80	$0.72 - $0.80
Expected life	2.00 – 3.00 years	2.00 years
Volatility	102.64% to 122.96%	100%
Risk-free interest Rate	3.69% - 4.31%	3.27% - 4.35%

On October 23, 2025, the Company received board approval, to open a non-brokered private placement of up to $10,000,000, offering shares at a price of $2.30 per share. On October 28, 2025, the Company closed the first tranche and issued 891,306 shares for total proceeds of $2,050,004. During this private placement, the Company sold shares to a company to which a member of the board of directors is related. See Note 10 - Related Party Transactions and Note 13 – Subsequent Events.

Private Placements - Brokered

On July 31, 2025, the Company filed with the Securities and Exchange Commission ("SEC") a Regulation Crowdfunding ("Reg CF") to raise up to $5,000,000 at a price of $2.00 per common share of the Company.

On September 2, 2025, the first tranche of the raise was closed with total gross proceeds of $2,726,303, representing a commitment of the Company to issue 1,363,151 common shares. After associated fees and costs of $278,364, the net amount of $2,447,938 was advanced to the Company.

On September 18, 2025, a second tranche of the raise was closed with total gross proceeds of $1,969,970, representing a commitment of the Company to issue 984,985 common shares. After associated fees and costs of $200,100, the net amount of $1,769,860 was advanced to the Company.

On October 7, 2025, the third and final tranche of the raise was closed with total gross proceeds of $303,652, representing a commitment of the Company to issue 151,826 common shares. After associated fees and costs of $31,299, the net amount of $272,353 was advanced to the Company. With the close of this final tranche, the Company issued a total of 2,499,962 common shares with total gross proceeds equaling $4,999,925 less total issuance costs of $509,773 for a net amount received of $4,490,152.

In connection with these raises the Company also issued 49,999 shares of common stock to the broker with a fair value of $99,998.

Shares Issued for Services

The fair value of the shares in these transactions was determined based on the methodology disclosed in Note 3.

During the year ended October 31, 2024, a Director 1 received 85,345 shares of common stock for a fair value of $4,016 as disclosed in Note 10 – Related Party Transactions.

During the year ended October 31, 2024, the Company also issued 437,501 shares of common stock to various consultants.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

11. Share capital (cont'd)

Shares Issued for Services (cont'd)

The respective consulting agreements had terms that ranged between twelve months and an indefinite term. The common stock issued vested immediately and had a fair value of $5,921, of which $2,746 was expensed within consulting fees on the statements of operations. As of October 31, 2024, $3,175 was included in prepaid expenses on the balance sheets.

On May 8, 2025, the Company entered into a service agreement in which it was agreed that the consultant would provide advisory and consultancy services related to the Company's Form C disclosure documents required for a planned Regulation Crowdfunding ("Reg CF") offering, advising the Company on marketing, organizational and financial issues and business development. The agreement was for a twelve (12) month period from its effective date of May 8, 2025 and includes a one-time cash payment of $75,000 as a retainer to be expensed monthly over the term of the agreement and is included in the consulting expense on the statements of operations. As at October 31, 2025, a balance of $37,500 remained outstanding and was included in the prepaid expenses on the balance sheets. In addition to performing the defined services, the vendor was to make a one-time purchase of 1,200,000 shares of the Company's common stock at a price of $0.001 per share for gross proceeds of $1,200 which is accounted for as a reduction of the fair value of the shares issued. The fair value of the shares was determined to be $480,000, which, net of the $1,200, is to be expensed over the term of the agreement. As of October 31, 2025, $230,873 had been expensed as consulting fees on the statements of operations and $247,927 was included in prepaid expenses.

On June 27, 2025, the Company granted 150,000 Restricted Share Units ("RSUs") to an advisor, having a fair value of $121,091. The RSUs vested immediately and were expensed as consulting expense. The RSUs may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than under specific circumstances as defined in the Restricted Share Unit Awards Agreement.

During the year ended October 31, 2025, Director 1 received 82,500 shares of common stock for a fair value of $66,000 as disclosed in Note 10 – Related Party Transactions. The stock vested immediately and $66,000 was expensed and is included within management and directors' salaries and fees on the statements of operations.

During the year ended October 31, 2025, the Company also issued 416,667 shares of common stock to a consultant for a fair value of $166,667, which was expensed over the 24-month term of the agreement. As of October 31, 2025, $40,183 had been expensed as consulting fees and $126,484 is included in prepaid expenses.

During the year ended October 31, 2025, the Company also issued 442,514 shares of common stock to employees and a Director of the Company as part of their employment and board of director's agreements with a fair value of $885,028. The terms of these agreements were indefinite, the shares vested immediately and were expensed under management and directors' salaries and fees on the statements of operations.

Shares Issued for Conversion of Payables

The fair value of the shares in these transactions was determined based on the methodology disclosed in Note 3.

During the year ended October 31, 2024, the Company issued 192,714 shares of common stock with a fair value of $9,069 to settle $150,000 of outstanding payables. These transactions resulted in a gain on conversion of payables of $140,932.

During the year ended October 31, 2025, the Company issued 207,594 shares of common stock with a fair value of $122,898 to settle outstanding payables. These transactions resulted in a gain on conversion of payables of $43,176.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

11. **Share capital (cont'd)**

Warrants

Warrants Issued for Services

On January 21, 2025, the Company issued 82,500 warrants to Director 1 for a fair value of $26,686. The warrants vested immediately. During the year ended October 31, 2025, an expense of $26,686 was incurred and was included within management and directors' salaries and fee on the statements of operations.

On June 5, 2025, the Company granted milestone warrants to three Directors. The milestones were defined as follows:
1. Milestone 1 – One quarter of the warrants granted Warrants shall vest upon the Company completing and receiving the results of the three-month Collagen Study in Boston, MA.
2. Milestone 2 – Second quarter of the warrants granted shall vest upon the Company listing its shares of common stock in The Nasdaq Stock Market, LLC, or any such other recognized stock exchange in North America.
3. Milestone 3 – Third quarter of the warrants granted shall vest upon the Company's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of $80,000,000 or greater in the currency of the recognized stock exchange in North America on which the shares of common stock are listed.
4. Milestone 4 – Fourth and final quarter if the warrants granted shall vest upon the Company submitting a 510(k) application to the FDA.

On July 8, 2025, the first milestone was achieved, and the Company recorded a total expense of $399,111 within management and directors' salaries and fees on the statements of operations. Additionally, as management had assessed a high likelihood of achieving the fourth milestone, an additional total expense of $151,462 was also recognized and recorded within the management and directors' salaries and fees on the statements of operations. See Note 10 – Related Party Transactions for details,

During the year ended October 31, 2025, the Company issued 416,667 warrants with a fair value of $102,912 to a consultant for a 24-month consulting agreement. As of October 31, 2025, $24,812 was expensed as consulting fees and the remaining balance of $78,100 was reported as a prepaid expense.

The fair value of the warrants issued as compensation was determined using the following Black-Scholes Pricing model assumptions:

	October 31, 2025	October 31, 2024
Share price	$0.40 - $0.80	-
Exercise price	$0.001 - $0.80	-
Expected life	1.00 – 3.15 years	-
Volatility	105.57% to 139.13%	-
Risk-free interest Rate	3.90% - 4.19%	-

The stock price in the model was based on the methodology disclosed in Note 3, the volatility was based on the historical volatility of comparable public companies, and the expected term is determined using the Simplified Method. See Note 10 – Related Party Transactions and inputs relating to milestone warrants.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

11. Share capital (cont'd)

Warrants (cont'd)

Warrants Issued for Services (cont'd)

A summary of common stock warrant activity during the years ended October 31, 2025 and 2024 is as follows:

	Number of Warrants	Weighted Average exercise price	Weighted Average remaining contractual life	Aggregate intrinsic value
Outstanding at November 1, 2023	-	-	-	-
Granted	796,559	0.75	-	-
Exercised	-	-	-	-
Cancelled/Forfeited	-	-	-	-
Outstanding at October 31, 2024	796,559	0.75	1.80	-
Granted	8,936,667	0.26	-	-
Exercised	-	-	-	-
Cancelled/Forfeited	-	-	-	-
Outstanding at October 31, 2025	9,733,226	0.30	3.12	19,505,021
Exercisable at October 31, 2025	6,733,221	0.43	2.47	12,608,201

Options

On June 7, 2025, the Company approved a Stock Incentive Plan (the "Plan") and Stock-Based Compensation Agreement. The Plan allows for a maximum of 3,000,000 common shares to be granted under the Plan.

Options Issued for Services

During the year ended October 31, 2025, a total of 675,000 stock options were granted to advisors, consultants and employees with a total fair value of $346,860. During the year ended October 31, 2025, $127,480 was expensed as management and director salaries and fees and $107,994 and was expensed as consulting.

The fair value of the stock options was determined using the following weighted average Black-Scholes Option Pricing model assumptions:

	October 31, 2025	October 31, 2024
Share price	$0.40 – $1.01	-
Exercise price	$0.40 – $0.80	-
Expected life	0.50 – 3.00 years	-
Volatility	124.45% – 170.85%	-
Risk-free interest Rate	3.72% – 4.23%	-

The stock price in the model was based on the methodology disclosed in Note 3, the volatility was based on the historical volatility of comparable public companies, and the expected term is determined using the Simplified Method.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

11. Share capital (cont'd)

A summary of common stock options activity during the years ended October 31, 2025 and 2024 is as follows.

	Number of options	Weighted Average exercise price	Weighted Average remaining contractual life	Aggregate intrinsic value
Outstanding, November 1, 2023	-	-	-	-
Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding, October 31, 2024	-	-	-	-
Granted	675,000	$0.61	3.22	-
Exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding, October 31, 2025	**675,000**	**$0.61**	**3.22**	**1,142,500**
Exercisable, October 31, 2025	**475,000**	**$0.57**	**2.62**	**822,500**

As at October 31, 2025, there remained an unrecognized stock-based compensation expense for the unvested options of $111,386.

12. Income Taxes

Income (Loss) Before Income Taxes

Income (loss) before income taxes by jurisdiction was as follows:

	Year Ended October 31, 2025
Canada	(644,096)
United States	(3,279,461)
Total	**(3,923,557)**

Provision for Income Taxes

The components of income tax expense (benefit) are as follows:

	Current	Deferred	Total
Canada	-	-	-
United States	-	-	-
Total	-	-	-

Effective Tax Rate Reconciliation

The Company's effective tax rate for the year ended October 31, 2025, is zero due to the Company's pre-tax loss and the impact of a full valuation allowance recorded against the deferred tax assets.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

12. Income Taxes (cont'd)

Effective Tax Rate Reconciliation (cont'd)

	Year Ended October 31, 2025
U.S. federal statutory rate	21.00%
State income taxes, net of federal benefit	0.00%
Foreign jurisdiction tax rate differences	0.00%
Derecognition of Canadian deferred tax assets	0.00%
Permanent Items	(0.01%)
Valuation allowance	(20.99%)
Other	0.00%
Effective tax rate	**0.00%**

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

	Year Ended October 31, 2025
Deferred tax assets:	
Net operating loss carry forwards	214,762
Accrued expenses and reserves	15,960
Depreciation and Amortization	1,194
Stock based compensation	402,623
Capitalization and amortization of R&E expenses	53,860
Gross deferred tax assets	688,399
Valuation allowance:	(688,399)
Deferred tax liabilities:	-
Net	-

Derecognition of Canadian Deferred Tax Assets

On April 10, 2025, the Company completed a redomestication, continuing its corporate existence from British Columbia, Canada, to the State of Nevada. In connection with the cessation of its Canadian operations and the filing of final statutory tax returns, management evaluated the realizability of its Canadian deferred tax assets (DTAs).

Because the DTAs were previously subject to a full valuation allowance, their derecognition resulted in a net-zero impact on the provision for income taxes and the effective tax rate for the period.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

12. **Income Taxes (cont'd)**

Valuation Allowance

The Company evaluates the realizability of deferred tax assets based on whether it is more likely than not that the assets will be realized. This assessment considers all available positive and negative evidence, including historical operating results, cumulative losses, projected future taxable income, and tax planning strategies.

As of October 31, 2025, the Company determined that the negative evidence—principally its cumulative loss position and limited operating history in the U.S.—outweighed the positive evidence. Accordingly, the Company maintained a full valuation allowance against its U.S. deferred tax assets, as the realization of such assets does not meet the more-likely-than-not threshold.

The valuation allowance activity was as follows:

		Year Ended October 31, 2025
Beginning balance	$	-
Additions	$	688,399
Reductions	$	-
Ending balance	$	688,399

Net Operating Loss Carry Forwards

As of October 31, 2025, the Company had U.S. federal net operating loss carry forwards of approximately $1,022,678 which may be carried forward indefinitely under current tax law, subject to an annual limitation of 80% of taxable income. State net operating loss carry forwards were $0 as the company operates in Nevada, which does not impose a corporate income tax.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with ASC 740. As of October 31, 2025, the Company had no material unrecognized tax benefits. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of other income (expense). As of October 31, 2025, no such interest or penalties have been recorded.

The Company does not anticipate any significant changes to its unrecognized tax benefits within the next twelve months.

Open Tax Years

The Company is subject to income taxes in the United States and Canada. The following tax years remain subject to examination:

- United States: 2025
- Canada: Final short period ended April 9, 2025

The Company is not currently under examination by any tax authority.

13. **Subsequent Events**

On November 1, 2025, the Company granted 10,000 stock options to a new employee with an exercise price of $2.30 per share, vesting 12 months from the effective date of the employment agreement and expiring 5 years from the grant date.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the years ended October 31, 2025 and 2024
(Expressed in United States Dollars)

13. **Subsequent Events (cont'd)**

On November 4, 2025, the Company and a former director reached a separation agreement wherein a one-time lump sum payment of $50,000 was paid to the company in which the former director is a director. It was also agreed that the options previously granted to the former director on June 9, 2025 would continue to maintain the original expiry date of June 8, 2030, rather than expiring 90 days following termination or resignation or January 31, 2026.

On November 5, 2025, the Company received $2,000,000 that had been previously held in trust in settlement of the Share Subscription Receivable as at October 31, 2025.

On November 12, 2025, the Company issued 87,956 shares of common stock at a price of $2.30 per share for gross proceeds of $202,299 pursuant to a non-brokered private placement.

On October 1, 2025, the Board of Directors approved a Warrant Exercise Incentive Program (the "Incentive Program"), inviting current warrant holders to exercise their warrants early at the existing exercise price and if they choose to do so, they are then entitled to subscribe for a new full warrant for each warrant exercised, with a purchase price of $0.001, a 36-month expiry date and an exercise price of $2.30. The initial expiry date of the Incentive Program was December 31, 2025, however, on December 15, 2025, the Board agreed to extend the expiry date of the Incentive Program to April 30, 2026. From November 1, 2025, through the date of these financial statements, a total of $428,556 had been received by the Company representing a total number of shares to be issued of 563,573 common shares and new warrants issued of 563,573.

On December 23, 2025, a Director of the Company, exercised 500,000 milestone warrants for a total amount of proceeds of $500. The Company issued 500,000 common shares in connection with the warrant exercise.

On January 9, 2026, the Company entered into a two-year agreement with a consultant to provide marketing expertise related to brand awareness, market influence and the Company's overall marketing strategy. The consultant will be paid quarterly the equivalent of $10,000, in either cash or common share of the Company, at the discretion of the consultant. The calculation of the amount of common shares of the Company to be issued will be based on the most recent financing common share price if the Company is private at the time, and if the Company is publicly traded on a recognized North American stock exchange, then the calculation will be based on the 20 day volume weighted average pricing immediately prior to the payment date. In addition, at the end of each year of the initial term of the agreement and second term, if the agreement is extended, the consultant shall be granted 50,000 common shares of the Company.

On January 26, 2026, the Company issued 352,174 shares of common stock at a price of $2.30 per share for gross proceeds of $810,000 pursuant to a non-brokered private placement.